As filed with the Securities and Exchange Commission on June 11, 2007
                                                              File No. 333-_____
                                                                       811-09065
================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------
                                    FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                      [X]
       Pre-Effective Amendment No.                                           [ ]
       Post-Effective Amendment No.                                          [ ]

                                     and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940              [ ]
       Amendment No. 32                                                      [X]
                        (Check appropriate box or boxes.)

                             ----------------------

                     PHLVIC Variable Universal Life Account

                           (Exact Name of Registrant)

                             ----------------------

                         PHL Variable Insurance Company

                               (Name of Depositor)

                             ----------------------

               One American Row, Hartford, Connecticut 06103-2899
         (Address of Depositor's Principal Executive Offices) (Zip Code)
                                 (800) 447-4312
               (Depositor's Telephone Number, including Area Code)

                             ----------------------

                              John R. Flores, Esq.
                         Phoenix Life Insurance Company
                                One American Row
                             Hartford, CT 06103-2899
                     (Name and Address of Agent for Service)

                             ----------------------

Title of Security being Registered: Interests in a Flexible Premium Variable Universal Life Insurance Policy.

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                             ----------------------

================================================================================

                                     PART A

                                PHOENIX VUL 2007
                       PHL VARIABLE UNIVERSAL LIFE ACCOUNT

           ISSUED BY: PHL VARIABLE INSURANCE COMPANY ("PHL VARIABLE") (A WHOLLY OWNED SUBSIDIARY OF PHOENIX LIFE INSURANCE COMPANY)

PROSPECTUS                                                    NOVEMBER ___, 2007

This prospectus describes a flexible premium, variable universal life insurance policy that can provide lifetime insurance protection on the life of one person. We will pay the death benefit when the insured person dies. You may allocate policy value to the Guaranteed Interest Account, Long-term Guaranteed Interest Account (collectively, "Guaranteed Interest Accounts") and/or one or more of the investment options of the PHL Variable Universal Life Account ("Separate Account"). The investment options purchase shares of the following funds:

AIM VARIABLE INSURANCE FUNDS - SERIES I SHARES
----------------------------------------------
[diamond] AIM V.I. Capital Appreciation Fund

DWS SCUDDER INVESTMENTS VIT FUNDS - CLASS A
-------------------------------------------
[diamond] DWS Equity 500 Index VIP

FEDERATED INSURANCE SERIES
--------------------------
[diamond] Federated Fund for U.S. Government Securities II
[diamond] Federated High Income Bond Fund II - Primary Shares

FIDELITY(R) VARIABLE INSURANCE PRODUCTS - SERVICE CLASS
-------------------------------------------
[diamond] Fidelity VIP Contrafund(R) Portfolio
[diamond] Fidelity VIP Growth Opportunities Portfolio
[diamond] Fidelity VIP Growth Portfolio
[diamond] Fidelity VIP Investment Grade Bond Portfolio

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST - CLASS 2
--------------------------------------------------------------
[diamond] Franklin Income Securities Fund
[diamond] Mutual Shares Securities Fund
[diamond] Templeton Developing Markets Securities Fund
[diamond] Templeton Foreign Securities Fund
[diamond] Templeton Growth Securities Fund

LORD ABBETT SERIES FUND, INC. - CLASS VC
----------------------------------------
[diamond] Lord Abbett Bond-Debenture Portfolio
[diamond] Lord Abbett Growth and Income Portfolio
[diamond] Lord Abbett Mid-Cap Value Portfolio

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST - CLASS S
----------------------------------------------------
[diamond] Neuberger Berman AMT Fasciano Portfolio
[diamond] Neuberger Berman AMT Guardian Portfolio

OPPENHEIMER VARIABLE ACCOUNT FUNDS - SERVICE SHARES
---------------------------------------------------
[diamond] Oppenheimer Capital Appreciation Fund/VA
[diamond] Oppenheimer Global Securities Fund/VA
[diamond] Oppenheimer Main Street Small Cap Fund/VA

THE PHOENIX EDGE SERIES FUND
----------------------------
[diamond] Phoenix Capital Growth Series
[diamond] Phoenix Growth and Income Series
[diamond] Phoenix Mid-Cap Growth Series
[diamond] Phoenix Money Market Series
[diamond] Phoenix Multi-Sector Fixed Income Series
[diamond] Phoenix Multi-Sector Short Term Bond Series
[diamond] Phoenix Strategic Allocation Series
[diamond] Phoenix-Aberdeen International Series
[diamond] Phoenix-Alger Small-Cap Growth Series
[diamond] Phoenix-Duff & Phelps Real Estate Securities Series
[diamond] Phoenix-S&P Dynamic Asset Allocation Series: Aggressive Growth [diamond] Phoenix-S&P Dynamic Asset Allocation Series: Growth
[diamond] Phoenix-S&P Dynamic Asset Allocation Series: Moderate
[diamond] Phoenix-S&P Dynamic Asset Allocation Series: Moderate Growth [diamond] Phoenix-Sanford Bernstein Mid-Cap Value Series
[diamond] Phoenix-Sanford Bernstein Small-Cap Value Series
[diamond] Phoenix-Van Kampen Comstock Series
[diamond] Phoenix-Van Kampen Equity 500 Index Series

PIMCO VARIABLE INSURANCE TRUST - ADVISOR CLASS
----------------------------------------------
[diamond] PIMCO VIT CommodityRealReturn(TM) Strategy Portfolio
[diamond] PIMCO VIT Real Return Portfolio
[diamond] PIMCO VIT Total Return Portfolio

THE UNIVERSAL INSTITUTIONAL FUNDS, INC. - CLASS II SHARES
---------------------------------------------------------
[diamond] Van Kampen UIF Equity and Income Portfolio

WANGER ADVISORS TRUST
---------------------
[diamond] Wanger International Select
[diamond] Wanger International Small Cap
[diamond] Wanger Select
[diamond] Wanger U.S. Smaller Companies


See Appendix A for additional information.


The U.S. Securities and Exchange Commission ("SEC") has neither approved nor disapproved these securities, nor have they passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Read and keep this prospectus for future reference. Replacing any existing policy or contract with this policy may not be to your advantage. You should carefully compare this policy with your existing one and you should also determine if the replacement will result in any income taxes. The policy is not a deposit of any bank, and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Policy investments are subject to risk, including the possible loss of principal invested. If you have any questions, please contact us at:


[envelope] PHOENIX VARIABLE PRODUCTS MAIL OPERATIONS ("VPMO")    [telephone] VARIABLE AND UNIVERSAL LIFE ADMINISTRATION ("VULA")
           PO Box 8027                                                       800/541-0171
           Boston, MA 02266-8027

                                TABLE OF CONTENTS

Heading                                                      Page
-----------------------------------------------------------------
INDEX OF SPECIAL TERMS................................     3
SUMMARY OF BENEFITS AND RISKS ........................     4
  Summary of Policy Benefits .........................     4
  Summary of Policy Risks ............................     4
FEE TABLES............................................     6
  Transaction Fees....................................     6
  Periodic Charges Other than Fund Operating Expenses.     7
  Other Available Policy Benefits Expenses............     8
  Minimum and Maximum Fund Operating Expenses.........    10
  Annual Fund Expenses................................    11
DESCRIPTION OF PHL VARIABLE INSURANCE COMPANY ........    14
DESCRIPTION OF PHL VARIABLE UNIVERSAL LIFE ACCOUNT....    14
  Performance History ................................    14
VOTING RIGHTS ........................................    14
THE UNDERLYING FUNDS..................................    14
   Administrative, Marketing and Support Service Fees.    15
THE GUARANTEED INTEREST ACCOUNTS......................    15
  Guaranteed Interest Account.........................    16
  Long-term Guaranteed Interest Account...............    16
THE POLICY ...........................................    16
  Contract Rights: Owner, Insured, Beneficiary,
     Assignment ......................................    16
  Purchasing a Policy and Your Right to Cancel........    16
PREMIUM PAYMENTS AND ALLOCATION OF PREMIUMS...........    17
  Premium Flexibility.................................    17
  Ways to Pay Premium.................................    17
  Processing Premium Payments.........................    18
  Premium Limitations.................................    18
POLICY VALUES.........................................    19
  How the Value of Your Policy is Calculated..........    19
  Separate Account Policy Value.......................    19
  Guaranteed Interest Accounts Policy Value...........    19
POLICY FACE AMOUNT AND DEATH BENEFIT..................    19
  Death Benefit Options and Minimum Death Benefit.....    19
  Changing the Death Benefit Option...................    19
  Changing the Policy Face Amount.....................    20
  Effects of Loans, Withdrawals and Requested Decreases
     in Face Amount on Death Benefit..................    20
  Payment of Death Beneift............................    20
  Limitations on Payment of the Death Benefit.........    20
SURRENDERS AND WITHDRAWALS............................    21
  Surrenders..........................................    21
  Withdrawals.........................................    21
  Processing and Payment of Surrenders, Withdrawals...    21
POLICY LOANS..........................................    21
  Overloan Protection Option..........................    22
  Systematic Income Program...........................    22
TRANSFER OF POLICY VALUE..............................    22
   Internet, Interactive Voice Response and Telephone
     Transfers .......................................    22
   Transfer Restrictions..............................    23
CHARGES AND DEDUCTIONS................................    23
  General ............................................    23
  Charges Deducted from Premium Payments .............    23
  Periodic Charges ...................................    23
  Loan Interest Charged ..............................    24
  Costs for Policy Riders ............................    25
  Conditional Charges ................................    25
  Tax Charges ........................................    25
  Fund Charges........................................    25
MARKET TIMING AND OTHER DISRUPTIVE TRADING............    26
ALLOCATION PROGRAMS...................................    27
   Asset Allocation and Strategic Programs............    27
SYSTEMATIC TRANSFER PROGRAMS..........................    28
  Asset Rebalancing Program...........................    28
  Dollar Cost Averaging Program.......................    28
  Enhanced Dollar Cost Averaging Program..............    28
POLICY LAPSE AND REINSTATEMENT........................    28
  Lapse...............................................    28
  No Lapse Guarantee Benefit .........................    29
  Termination.........................................    29
  Reinstatement.......................................    29
OTHER AVAILABLE POLICY BENEFITS.......................    29
  Alternate Surrender Value Rider.....................    29
  Disability Payment of Specified Premium Rider.......    29
  Individual Increasing Term Rider....................    30
  Individual Level Term Rider.........................    30
  Accelerated Benefit Rider...........................    30
  LifePlan Options....................................    30
  No Lapse Guarantee Rider............................    30
  Overloan Protection Rider...........................    30
GENERAL ..............................................    30
   Postponement of Payments ..........................    30
   Reservation of Company Rights to Change the
     Separate Account.................................    30
TAX CONSIDERATIONS ...................................    30
  General.............................................    30
  Income Tax Status...................................    31
  Policy Benefits.....................................    31
  Business-Owned Policies.............................    32
  Modified Endowment Contracts .......................    32
  Limitations on Unreasonable Mortality and Expense
     Charges..........................................    33
  Qualified Plans.....................................    33
  Diversification Standards...........................    33
  Owner Control.......................................    33
  Change of Ownership or Insured or Assignment........    34
  Other Taxes.........................................    34
  Withholding.........................................    34
THE PHOENIX COMPANIES, INC. -
   LEGAL PROCEEDINGS ABOUT COMPANY SUBSIDIARIES.......    34
FINANCIAL STATEMENTS..................................    35
DISTRIBUTION OF POLICIES..............................    35
  Compensation........................................    36
  Percentage of Premium Payment.......................    36
  Promotional Incentives and Payments.................    36
  Preferred Distribution Arrangements.................    36
APPENDIX A - INVESTMENT OPTIONS.......................   A-1

INDEX OF SPECIAL TERMS
-------------------------------------------------------------------------------

We have tried to make this prospectus as readable and understandable for you as possible. By the very nature of the policy, however, certain technical words or terms are unavoidable. We have identified the following as some of these words or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term. The word or term will appear in italics the first time it appears on that page.

                                                  Page

amount at risk                                      23
coverage layer                                       6
good order                                          16
investment options                                   4
modified endowment contract ("MEC")                 32
monthly calculation date                            23
monthly deduction amount                            23
no lapse guarantee                                  29
no lapse guarantee period                           29
no lapse guarantee premium                          29
net surrender value                                  4
policy date                                         16
termination                                         29
total cumulative premium test                       29
total face amount                                   19
valuation date                                      18
7-pay test                                          32

SUMMARY OF BENEFITS AND RISKS
--------------------------------------------------------------------------------

Most of the terms used throughout this prospectus are described within the text where they first appear.

This prospectus contains information about the material rights and features of the variable life policy that you should understand before investing. This summary describes the basic benefits and risks of the policy.

SUMMARY OF POLICY BENEFITS

DEATH BENEFITS
This policy is a flexible premium variable universal life insurance policy. The policy is first and foremost, a life insurance policy. While the policy remains in force we will pay a death benefit to your named beneficiary when the person insured under the policy dies. You have a choice of two death benefit options with the policy:

[diamond]  Death Benefit Option A will equal the policy's face amount, or the minimum death benefit if greater.

[diamond]  Death Benefit Option B will equal the face amount plus the policy value, or the minimum death benefit if greater.

The minimum death benefit is equal to the policy value on the date of death increased by a percentage taken from a table in the policy based on the attained age of the insured person at the beginning of the policy year in which death occurs.

The death benefit we pay will be reduced by any unpaid policy loan amounts and, unless the No Lapse Guarantee is in effect, unpaid policy charges.


SURRENDERS AND WITHDRAWALS
While the insured is living, you may surrender the policy for its net surrender value. The net surrender value is the policy value reduced by outstanding loans and loan interest and any applicable surrender charge.

Beginning in the second policy year, subject to certain limitations, you may take withdrawals from the policy. You may incur a partial surrender charge on the amount withdrawn.

A withdrawal is not permitted if it would reduce the net surrender value to zero or would reduce the face amount below the minimum face amount for the policy. A withdrawal reduces the policy values, may reduce the face amount of the policy and may increase the risk that the policy will lapse.

Surrenders and withdrawals may have adverse tax consequences.

LOANS
Generally, you may borrow up to 97% of your policy value less the current surrender charge and loan interest accrued to the end of the policy year. We count any outstanding loans and loan interest toward the applicable limit. Taking a loan may have adverse tax consequences and may increase the risk that your policy will terminate.

INVESTMENT CHOICES
You may direct your premium to a wide variety of investment options available through the Separate Account, and to the Guaranteed Interest Accounts. Each investment option of the Separate Account invests directly in an underlying fund. Subject to our restrictions on frequent trading and market timing activity, you may transfer policy value among any of the Separate Account investment options and the Guaranteed Interest Accounts while continuing to defer current income taxes.

ASSET ALLOCATION AND STRATEGIC PROGRAMS
You may also elect an asset allocation or strategic program through which to allocate your premiums and policy value. Participation in a program is optional. Although we may offer other programs in the future, whether those programs will be made available to both current and prospective policy owners will be determined at our sole discretion.

FLEXIBLE PREMIUMS
This policy allows for flexible premiums, which means that, within limitations, you may choose the amount of premium to allocate to the policy. The only premium you must pay is the minimum initial premium. Unless your initial premium is sufficient to keep the policy in force over time, additional premium payments may be required to prevent policy lapse. The minimum premium we will accept is $25.00.

OTHER AVAILABLE INSURANCE BENEFITS
The following additional coverages and features may be available to you by rider. Availability of these riders depends upon state approval and the riders may involve extra cost to you as indicated in the fee table to this prospectus.

o    Alternate Surrender Value Rider
o    Disability Payment of Specified Premium Rider
o    Individual Increasing Term Rider
o    Individual Level Term Rider
o    Accelerated Benefit Rider
o    LifePlan Options Rider
o    No Lapse Guarantee Rider
o    Overloan Protection Rider


YOUR RIGHT TO CANCEL THE POLICY
You have the right to review the policy and cancel it if you are not satisfied. Simply return the policy to us at our administrative office within ten days after you receive it, or within 45 days of signing the application. Your state may require a longer period.


SUMMARY OF POLICY RISKS

SUITABILITY RISK
Variable life insurance is designed for long-term financial planning, and the policy is not suitable as a short-term investment. Additionally, this policy is not suitable if you intend to utilize short-term trading strategies. Surrender charges apply during the first ten policy years and the first ten years following an increase in the policy face amount, and in the first fifteen years on supplemental death benefit coverage provided by the Individual Level Term Rider. Therefore, it may not be appropriate for you to purchase a policy if you foresee the need to withdraw all or part of your policy value during the first few policy years. Also, while the policy offers a variety of available investment options and the potential for appreciation, the policy is a life insurance contract containing policy charges and charges associated with the investment options of the Separate Account. These charges will reduce the investment performance of your policy.

TAX EFFECTS
Existing tax laws that currently provide favorable treatment of life insurance death benefit proceeds and deferred taxation of any increase in policy value due to investment earnings may change at any time. Generally, under current federal income tax law, death benefits are not subject to income taxes. Earnings on the policy value invested in the Separate Account or the Guaranteed Interest Accounts are not subject to income taxes until there is a distribution from the policy. Taking a loan or a full or partial surrender from the policy could result in recognition of income for tax purposes. Additionally, certain circumstances may cause a policy to become a modified endowment contract or
(MEC). Under federal tax law, loans, withdrawals and other pre-death distributions received from a MEC policy are taxed as income first and recovery of basis second. Also, distributions from a MEC policy received prior to the policyowner's attainment of age 59-1/2 are subject to a 10% penalty tax.

RISK OF LAPSE
Your policy will be at risk of terminating if the policy value less policy loans and accrued loan interest is not sufficient to cover the monthly charges due and the policy does not have a No Lapse Guarantee in effect. Your policy value will be reduced by the amount of any withdrawal, applicable withdrawal charge, loan, and loan interest due. Additionally, poor investment experience will also decrease your policy value. Therefore, these factors increase the risk that your policy will lapse, requiring you to make additional premium payments to keep the policy in force. Before your policy terminates, you will have a grace period during which we will alert you to an impending lapse and give you an opportunity to keep the policy in force by paying a specified amount. If the policy lapses, you may be given the opportunity to reinstate it by making the required premium payment and satisfying our other reinstatement requirements.

INVESTMENT RISK
The value of your policy will fluctuate with the performance of the Separate Account investment options you select. The investment options may decline in value and the underlying funds may not meet their stated objectives or perform to your expectations. You bear the investment risk, whether a gain or a loss, for any premium allocated to the Separate Account investment options. A comprehensive discussion of an underlying fund's risks may be found in that fund's prospectus.

TRANSFER RISK
Transfers or deposits to the Guaranteed Interest Accounts are generally limited to no more than $250,000 during any one week period. Transfers out of the Guaranteed Interest Accounts are limited to one transfer per year. The amount you may transfer out of the Guaranteed Interest Accounts is limited based on a schedule described later in the prospectus. Additionally, we reserve the right to reject or restrict transfers among investment options if we or an underlying fund determine the transfers reflect disruptive trading. Minimum balance and minimum transfer limits also apply.

EARLY SURRENDER RISK
This policy is designed to be held for the long-term. Surrender charges apply to surrenders and withdrawals in the first ten policy years and the first ten policy years following a face amount increase, and during the first fifteen years for supplemental death benefit coverage provided by the Individual Level Term Rider. It is possible that a policy will have little or no net surrender value during the early policy years.

LIMITATIONS ON ACCESS TO CASH VALUE
No loans will be allowed at issue of this policy other than loans carried from another policy as part of an exchange under Section 1035 of the Internal Revenue Code (IRC). When available, loans are subject to maximum and minimum amounts. Withdrawals from the policy are not available in the first policy year or once the insured has attained age 100. When available, withdrawals are subject to maximum and minimum amounts and we reserve the right to charge a withdrawal fee of $25.00 per withdrawal. Withdrawals may reduce the policy face amount and may be subject to a partial surrender charge. Because of these charges and restrictions, there will be less cash value available for loans and withdrawals in the policy's early years.

POLICY CHARGE RISK
We have the right to increase certain policy and rider charges; however, these charges are capped at the maximums shown in the Fee Tables included in the following pages.

THE FOLLOWING TABLES DESCRIBE THE FEES, AND EXPENSES THAT YOU WILL PAY WHEN BUYING, OWNING AND SURRENDERING THE POLICY. THERE ARE TWO TABLES DESCRIBING THE POLICY CHARGES. THE FIRST DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU MAKE PREMIUM PAYMENTS, SURRENDER THE POLICY, TRANSFER POLICY VALUE BETWEEN INVESTMENT OPTIONS, OR EXERCISE THE CERTAIN RIDERS.


FEE TABLES
-----------------------------------------------------------------------------------------------------------------------------------
                                                          TRANSACTION FEES
------------------------------------------ -------------------------------------- -------------------------------------------------
               CHARGE                                WHEN DEDUCTED                            MAXIMUM AMOUNT DEDUCTED
------------------------------------------ -------------------------------------- -------------------------------------------------
PREMIUM EXPENSE CHARGE                     Upon premium payment                   8% of each premium payment
------------------------------------------ -------------------------------------- -------------------------------------------------

------------------------------------------ -------------------------------------- -------------------------------------------------
SURRENDER CHARGE(1, 2)
                                           Upon surrender during the first ten    Initial charge: $3.00 to $60.00 per $1,000 of face
                                           policy years                           amount, decreasing as the insured ages.

Example for the representative insured                                            $11.00 per $1,000 of face amount, decreasing as
person.(4)                                                                        the insured ages.
------------------------------------------ -------------------------------------- -------------------------------------------------
PARTIAL SURRENDER CHARGE(2, 3)             Upon withdrawal of policy value.       Full surrender charge multiplied by the result
                                                                                  of dividing the partial surrender amount by
                                                                                  the policy value before the withdrawal.

                                           Upon face amount decrease              Full surrender charge multiplied by the result of
                                                                                  dividing the face decrease amount by the face
                                                                                  amount before the reduction.
------------------------------------------ -------------------------------------- -------------------------------------------------
TRANSFER CHARGE                            Upon transfer                          We do not charge for transfers between investment
                                                                                  options, but we reserve the right to charge up to
                                                                                  $25 per transfer after the first twelve transfers.
------------------------------------------ -------------------------------------- -------------------------------------------------
WITHDRAWAL FEE                             Upon withdrawal                        We do not currently charge for withdrawals, but we
                                                                                  reserve the right to charge up to $25.00 for each
                                                                                  withdrawal.
------------------------------------------ -------------------------------------- -------------------------------------------------
ACCELERATION OF DEATH BENEFIT              Upon exercise of the option, a         A one-time transaction charge of $300.00 will be
RIDER CHARGE                               one-time charge will be deducted       deducted.
------------------------------------------ -------------------------------------- -------------------------------------------------
                                           Upon exercise of the option, a
OVERLOAN PROTECTION OPTION CHARGE(5)       one-time charge will be deducted on    A one-time transaction charge of 3.5% of the
                                           the next monthly calculation day       policy value will be deducted.
------------------------------------------ -------------------------------------- -------------------------------------------------
INDIVIDUAL LEVEL TERM
RIDER SURRENDER CHARGE(2)                  Upon surrender during the first        Initial charge: $3.00 to $60.00 per $1,000 of face
                                           fifteen policy years.                  amount generally decreasing as the insured ages.
Example for the representative insured
person.(4)                                                                        $11.00 per $1,000 of face amount, decreasing as
                                                                                  the insured ages.
-----------------------------------------------------------------------------------------------------------------------------------

(1) This charge is incurred only if there is a full surrender. Each of the base face amount of the policy at issue and any increase in the base face amount is considered a coverage layer. Separate surrender charges apply to each coverage layer. The charge for each layer is based on the insured's attained age, gender, death benefit option in effect at issue and risk class at the time of the increase in face amount.

(2) A surrender charge is applicable for 10 years from the policy date for the base policy and for 15 years from the policy date for coverage provided by the Individual Level Term Rider, and for the same periods from the date of any increase in the face amount. This charge varies according to the gender and issue age and risk class of the insured at the time of policy issue, as well as by the death benefit option in effect at the time of issue. Surrender charges on increases will also vary base on these factors as they exist at time of increase. The charge shown in the table may not be typical of the charge you will pay. Your policy's specifications pages will indicate the charge applicable to your policy. No surrender charge is applied after the policy anniversary on and following the insured's attained age 100.

(3) This charge is incurred only if there is a withdrawal or face amount decrease.

(4) The charges shown in this table may not be typical of the charges a particular policy owner will pay. The rates shown for the representative insured person are for a policy issued with a face amount of $550,000 and death benefit option 1 to a male, age 35 in the preferred plus risk class. Your policy's specifications pages will indicate the costs applicable to your policy. Before you purchase the policy, we will provide you personalized illustrations of your future benefits under the policy based upon the age and risk class of the person you wish to insure, the death benefit option, face amount, planned premiums and riders requested. You may also call us at 1-800-417-4769 to obtain a personalized illustration.

(5) This benefit is provided by rider that is automatically made a part of any policy for which the Guideline Premium Test has been elected.

THE NEXT TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE POLICY, NOT INCLUDING FUND FEES AND EXPENSES.

                               PERIODIC CHARGES OTHER THAN FUND OPERATING EXPENSES

------------------------------------------- -------------------------------------- -----------------------------------------------
                  CHARGE                                WHEN DEDUCTED                           MAXIMUM AMOUNT DEDUCTED
------------------------------------------- -------------------------------------- -----------------------------------------------
COST OF INSURANCE(1, 2, 3, 6)

(1980 CSO)                                                                         $0.0566 per $1,000 of amount at risk to
                                                                                   $83.33 per $1,000 of amount at risk each
      Minimum-Maximum                                                              month.
                                         On each monthly calculation day.
Example for the representative insured                                             $0.1808 per $1,000 of amount at risk per
person                                                                             month. We will increase this charge as the
                                                                                   insured ages.
------------------------------------------- -------------------------------------- -----------------------------------------------
COST OF INSURANCE(1, 2, 3, 6)

(2001 CSO)                                                                         $0.0150 per $1,000 of amount at risk to
                                                                                   $83.33 per $1,000 of amount at risk each
      Minimum-Maximum                                                              month.
                                            On each monthly calculation day.
Example for the representative insured                                             $0.1033 per $1,000 of amount at risk per
person                                                                             month. We will increase this charge as the
                                                                                   insured ages.
------------------------------------------- -------------------------------------- -----------------------------------------------
COVERAGE CHARGE (4, 6)                                                             $ 0.04 per $1,000 of face amount to $2.00
                                                                                   per $1,000 of face amount each month.
      Minimum-Maximum                       On each monthly calculation day for
                                            the first ten policy years.
Example for the representative insured                                             $0.1383 per $1,000 of face amount per month.
person
------------------------------------------- -------------------------------------- -----------------------------------------------
ADMINISTRATIVE CHARGE(6)                    On each monthly calculation day.       $7.00 per month
------------------------------------------- -------------------------------------- -----------------------------------------------
                                                                                   POLICY YEARS 1-20

                                                                                   0.50% on an annual basis of investments in the
                                                                                   Separate Account investment options;
MORTALITY AND EXPENSE RISK CHARGE(6)        On each monthly calculation day
                                                                                   POLICY YEARS 21 +

                                                                                   0.30% on an annual basis of investments in the
                                                                                   Separate Account investment options.
------------------------------------------- -------------------------------------- -----------------------------------------------
TAX CHARGES                                 When we become liable for taxes.       Currently, there are no charges for taxes. We
                                                                                   reserve the right to impose a charge should
                                                                                   we become liable for taxes in the future.
                                                                                   Possible taxes would include state or federal
                                                                                   income taxes on investment gains of the
                                                                                   Separate Account and would be included in our
                                                                                   calculation of investment option values.
------------------------------------------- -------------------------------------- -----------------------------------------------

------------------------------------------- -------------------------------------- -----------------------------------------------
                  CHARGE                                WHEN DEDUCTED                           MAXIMUM AMOUNT DEDUCTED
------------------------------------------- -------------------------------------- -----------------------------------------------
                                            Interest accrues daily and is due on   The maximum net cost to the policy
                                            each policy anniversary. If not paid   is 1% on an annual basis.
                                            on that date, we treat the accrued
                                            interest as another loan on the
LOAN INTEREST RATE CHARGED(5)               policy.


------------------------------------------- -------------------------------------- -----------------------------------------------
(1) Cost of insurance charges will vary according to the insured's age at issue, gender, risk class, policy year, death benefit option at issue and the ratio of policy value to death benefit. Separate cost of insurance charges apply to each layer of coverage; the new charge for each layer is based on the insured's attained age, gender, death benefit option at the time of increase and risk class at the time of the increase in face amount. Each of the base face amount and any increase to that amount provided by a face amount increase transaction is considered a layer of coverage. The cost of insurance rates reflected in this table are for standard risks. Additional charges, if any, may be assessed for risks associated with certain health conditions, occupations or avocations.

(2) The charges shown in this table may not be typical of the charges a particular policy owner will pay. The rates shown for the representative insured person are first year rates for a policy issued with a face amount of $550,000 and death benefit option 1 to a male, age 35 in the preferred plus risk class. Your policy's specifications pages will indicate the costs applicable to your policy. Before you purchase the policy, we will provide you personalized illustrations of your future benefits under the policy based upon the age and risk class of the person you wish to insure, the death benefit option, face amount, planned premiums and riders requested. You may also call us at 1-800-417-4769 to obtain a personalized illustration.

(3) The amount at risk at any given time is the difference between the total death benefit we would pay and the policy value.

(4) The coverage charge varies based on the insured's age, gender, death benefit option and risk classification at issue. A separate coverage charge will apply to each new coverage layer and will be based on the insured's attained age, gender, risk classification and death benefit option in effect at the time the layer is added.

(5) The maximum net cost to the policy is the difference between the rate we charge for the outstanding loan, and the rate we credit the loaned portion of the Guaranteed Interest Account, where we allocate policy value equal to the amount of the loan, as collateral.

(6) This charge does not apply beginning on the policy anniversary on which the insured's attained age reaches 100.


THIS TABLE SHOWS THE CHARGES YOU WILL PAY PERIODICALLY FOR CERTAIN RIDERS YOU
ELECT TO ADD TO YOUR POLICY. OTHER RIDERS ARE AVAILABLE WITH THIS POLICY FOR
WHICH NO SEPARATE RIDER CHARGE IS ASSESSED BUT THAT MAY INCREASE MONTHLY COST OF
INSURANCE DEDUCTIONS. WE DESCRIBE RIDERS LATER UNDER "OTHER AVAILABLE POLICY
BENEFITS."

                                    OTHER AVAILABLE POLICY BENEFITS EXPENSES

------------------------------------------- -------------------------------------- -----------------------------------------------
                  CHARGE                                WHEN DEDUCTED                           MAXIMUM AMOUNT DEDUCTED
------------------------------------------- -------------------------------------- -----------------------------------------------
ALTERNATE SURRENDER VALUE RIDER (1)         On each monthly calculation day         3% - 5% of one-twelfth of the target annual
                                                                                    premium per month.
Example for the representative insured
person.
                                                                                    $16.96 per month
------------------------------------------- -------------------------------------- ----------------------------------------------
DISABILITY WAIVER OF SPECIFIED PREMIUM      On each monthly calculation day         $0.22 -  $0.82 per $100 of premium waived per
RIDER(1,2)                                                                           month.

      Minimum-Maximum

Example for the representative insured                                              $0.2048 per $100 of premium waived per month.
person.
------------------------------------------- -------------------------------------- ----------------------------------------------
INDIVIDUAL INCREASING TERM RIDER(1, 3)      On each monthly calculation day         $0.1191 per $1,000 of amount at risk to
                                                                                    $83.33 per $1,000 of amount at risk each
(1980 CSO)                                                                          month.

      Minimum-Maximum

Example for the representative insured                                              $0.2041 per $1,000 of amount at risk per
person.                                                                             month.
------------------------------------------- -------------------------------------- ----------------------------------------------
INDIVIDUAL INCREASING TERM RIDER(1, 3)      On each monthly calculation day         $0.0150 per $1,000 of amount at risk to
                                                                                    $83.33 per $1,000 of amount at risk each
(2001 CSO)                                                                          month.

      Minimum-Maximum

Example for the representative insured                                              $0.1033 per $1,000 of amount at risk per
person.                                                                             month.
------------------------------------------- -------------------------------------- ----------------------------------------------


------------------------------------------- -------------------------------------- -----------------------------------------------
INDIVIDUAL LEVEL TERM RIDER(1, 3)           On each monthly calculation day

(1980 CSO)

Cost of Insurance                                                                   $0.0566 per $1,000 of amount at risk to
                                                                                    $83.33 per $1,000 of amount at risk
                                                                                    each month.

      Minimum-Maximum                                                               $0.1808 per $1,000 of amount at risk per
                                                                                    month. We will increase this charge as the
                                                                                    insured ages.
Example for the representative insured.
------------------------------------------- -------------------------------------- -----------------------------------------------
INDIVIDUAL LEVEL TERM                       On each monthly calculation day
RIDER(1, 3)

(2001 CSO)

Cost of Insurance                                                                   $0.0150 per $1,000 of amount at risk to
                                                                                    $83.33 per $1,000 of amount at risk each
                                                                                    month.

      Minimum-Maximum                                                               $0.1033 per $1,000 of amount at risk per
                                                                                    month. We will increase this charge as the
Example for the representative insured.                                             insured ages.
------------------------------------------- -------------------------------------- ----------------------------------------------
INDIVIDUAL LEVEL TERM RIDER (1)             On each monthly calculation day.

COVERAGE CHARGE                                                                     $0.00 per $1,000 of face amount to
                                                                                    $2.00 per $1,000 of face amount each month.
      Minimum-Maximum

Example for the representative insured
person.                                                                             $0.00 per $1,000 of face amount per month.
------------------------------------------- -------------------------------------- ----------------------------------------------
(1) The charge for this rider varies based on the insured's issue age, gender, death benefit option at issue and risk classification. The charges shown in this table may not be typical of the charges a particular policy owner will pay. The rates shown for the representative insured person are for a policy issued with a face amount of $550,000 and death benefit option 1 to a male, age 35 in the preferred plus risk class. Your policy's rider specifications pages will indicate the costs applicable to your policy. If you would like information on the rider charges that would apply to your particular situation, you may request a personalized illustration from your financial representative or by calling us at
    1-800-417-4769.

(2) The charge for this rider also varies based on the specified benefit amount.

(3) The amount at risk at any given time is the difference between the total death benefit we would pay and the policy value.


THE NEXT TABLE SHOWS THE MINIMUM AND MAXIMUM FEES AND EXPENSES AS A PERCENTAGE OF DAILY NET ASSETS, FOR THE YEAR ENDED DECEMBER 31, 2006, CHARGED BY THE FUNDS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE POLICY. MORE DETAIL CONCERNING EACH OF THE FUND'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUS FOR EACH FUND.

                                             MINIMUM AND MAXIMUM FUND OPERATING EXPENSES

                                                               Minimum                       Maximum

Total Annual Fund Operating Expenses(1)                         0.28%            -            1.72%
(expenses that are deducted from a fund's assets,
including management fees, distribution and/or
12b-1 fees, and other expenses)

(1) The total and net fund operating expenses for each available investment portfolio are given in the following table.

ANNUAL FUND EXPENSES (as a percentage of fund average net assets for the year ended 12/31/06)

This table shows each fund's investment management fee, Rule 12b-1 fee (if applicable), other operating expenses and total annual fund expenses. The funds provided this information and we have not independently verified it. More detail concerning each fund's fees and expenses is contained in each fund's prospectus, which you may obtain by calling 800/541-0171.

    The company and its affiliates may have arrangements with the fund's investment advisors, subadvisors, distributor and/or affiliated companies under which the company or its affiliates receive payments in connection with the provision of administrative, marketing or other support services to the funds. Further information about these arrangements is provided in the "Underlying Funds" section of this prospectus.

----------------------------------------------------------------------------------------------------------------------------------
                                            Investment Rule 12b-1   Other     Acquired      Total     Contractual    Total Net
                       Series               Management or Service Operating   Fund Fees  Annual Fund Reimbursements Annual Fund
                                               Fee        Fees    Expenses  and Expenses   Expenses    & Waivers     Expenses
----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation Fund             0.61       0.00       0.30        0.00        0.91          0.00       0.91(1)
----------------------------------------------------------------------------------------------------------------------------------
DWS Equity 500 Index VIP                       0.29       0.00       0.00        0.00        0.29         (0.01)      0.28(3)
----------------------------------------------------------------------------------------------------------------------------------
Federated Fund for U.S. Government
Securities II                                  0.60       0.00       0.39        0.00        0.99          0.00       0.99(17)
----------------------------------------------------------------------------------------------------------------------------------
Federated High Income Bond Fund II             0.60       0.00       0.42        0.00        1.02          0.00       1.02(17)
----------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Contrafund(R) Portfolio           0.57       0.10       0.09        0.00        0.76          0.00       0.76(4,17)
----------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth Opportunities Portfolio    0.57       0.10       0.15        0.00        0.82          0.00       0.82(5,17)
----------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth Portfolio                  0.57       0.10       0.11        0.00        0.78          0.00       0.78(4,6,17)
----------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Investment Grade Bond Portfolio   0.32       0.10       0.12        0.00        0.54          0.00       0.54
----------------------------------------------------------------------------------------------------------------------------------
Franklin Income Securities Fund                0.46       0.25       0.01        0.00        0.72          0.00       0.72(7)
----------------------------------------------------------------------------------------------------------------------------------
Lord Abbett Bond-Debenture Portfolio           0.50       0.00       0.46        0.00        0.96         (0.06)      0.90(8)
----------------------------------------------------------------------------------------------------------------------------------
Lord Abbett Growth and Income Portfolio        0.48       0.00       0.39        0.00        0.87          0.00       0.87
----------------------------------------------------------------------------------------------------------------------------------
Lord Abbett Mid-Cap Value Portfolio            0.74       0.00       0.38        0.00        1.12          0.00       1.12
----------------------------------------------------------------------------------------------------------------------------------
Mutual Shares Securities Fund                  0.60       0.25       0.21        0.00        1.06          0.00       1.06
----------------------------------------------------------------------------------------------------------------------------------
Neuberger Berman AMT Fasciano Portfolio        1.15       0.25       0.60        0.00        2.00         (0.60)      1.40(9)
----------------------------------------------------------------------------------------------------------------------------------
Neuberger Berman AMT Guardian Portfolio        0.85       0.25       0.15        0.00        1.25          0.00       1.25
----------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation Fund/VA       0.64       0.25       0.03        0.00        0.92          0.00       0.92
----------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Global Securities Fund/VA          0.63       0.25       0.03        0.00        0.91          0.00       0.91
----------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap Fund/VA      0.74       0.25       0.01        0.00        1.00          0.00       1.00
----------------------------------------------------------------------------------------------------------------------------------
Phoenix Capital Growth Series                  0.68       0.00       0.24        0.00        0.92          0.00       0.92(10c)
----------------------------------------------------------------------------------------------------------------------------------
Phoenix Growth and Income Series               0.70       0.00       0.27        0.00        0.97         (0.06)      0.91(10a)
----------------------------------------------------------------------------------------------------------------------------------
Phoenix Mid-Cap Growth Series                  0.80       0.00       0.35        0.00        1.15         (0.01)      1.14(10d)
----------------------------------------------------------------------------------------------------------------------------------
Phoenix Money Market Series                    0.40       0.00       0.26        0.00        0.66         (0.01)      0.65(10c)
----------------------------------------------------------------------------------------------------------------------------------
Phoenix Multi-Sector Fixed Income Series       0.50       0.00       0.24        0.00        0.74          0.00       0.74(10c)
----------------------------------------------------------------------------------------------------------------------------------
Phoenix Multi-Sector Short Term Bond Series    0.50       0.00       0.38        0.00        0.88         (0.18)      0.70(10b)
----------------------------------------------------------------------------------------------------------------------------------
Phoenix Strategic Allocation Series            0.59       0.00       0.25        0.00        0.84         (0.01)      0.83(10c)
----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Aberdeen International Series          0.75       0.00       0.26        0.00        1.01          0.00       1.01(10d)
----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Alger Small-Cap Growth Series          0.85       0.00       0.42        0.00        1.27         (0.27)      1.00(10a)
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
                                            Investment Rule 12b-1   Other     Acquired      Total     Contractual    Total Net
                       Series               Management or Service Operating   Fund Fees  Annual Fund Reimbursements Annual Fund
                                               Fee        Fees    Expenses  and Expenses   Expenses    & Waivers     Expenses
----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Duff & Phelps Real Estate Securities
Series                                         0.75       0.00       0.27        0.00        1.02          0.00       1.02(10e)
----------------------------------------------------------------------------------------------------------------------------------
Phoenix-S&P Dynamic Asset Allocation Series:
Aggressive Growth                              0.40       0.25       1.02        0.31(11b)   1.98         (0.97)      1.01(11a)
----------------------------------------------------------------------------------------------------------------------------------
Phoenix-S&P Dynamic Asset Allocation Series:
Growth                                         0.40       0.25       0.93        0.14(11b)   1.72         (0.88)      0.84(11a)
----------------------------------------------------------------------------------------------------------------------------------
Phoenix-S&P Dynamic Asset Allocation Series:
Moderate                                       0.40       0.25       2.45        0.19(11b)   3.29         (2.40)      0.89(11a)
----------------------------------------------------------------------------------------------------------------------------------
Phoenix-S&P Dynamic Asset Allocation Series:
Moderate Growth                                0.40       0.25       1.34        0.15(11b)   2.14         (1.29)      0.85(11a)
----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Sanford Bernstein Mid-Cap Value
Series                                         1.05       0.00       0.28        0.00        1.33         (0.02)      1.31(10c)
----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Sanford Bernstein Small-Cap Value
Series                                         1.05       0.00       0.31        0.00        1.36         (0.05)      1.31(10c)
----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Van Kampen Comstock Series             0.70       0.00       0.30        0.00        1.00         (0.05)      0.95(10c)
----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Van Kampen Equity 500 Index Series     0.45       0.00       0.32        0.00        0.77         (0.14)      0.63(10a)
----------------------------------------------------------------------------------------------------------------------------------
PIMCO VIT CommodityRealReturn(TM) Strategy
Portfolio                                      0.49       0.25       0.25        0.03(2)     1.02         (0.03)      0.99(12,13)
----------------------------------------------------------------------------------------------------------------------------------
PIMCO VIT Real Return Portfolio                0.25       0.25       0.25        0.00        0.75          0.00       0.75
----------------------------------------------------------------------------------------------------------------------------------
PIMCO VIT Total Return Portfolio               0.25       0.25       0.25        0.00        0.75          0.00       0.75(14)
----------------------------------------------------------------------------------------------------------------------------------
Templeton Developing Markets Securities Fund   1.23       0.25       0.24        0.00        1.72          0.00       1.72
----------------------------------------------------------------------------------------------------------------------------------
Templeton Foreign Securities Fund              0.63       0.25       0.15        0.03(2)     1.06         (0.03)      1.03(15)
----------------------------------------------------------------------------------------------------------------------------------
Templeton Growth Securities Fund               0.74       0.25       0.04        0.00        1.03          0.00       1.03(7)
----------------------------------------------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income Portfolio     0.43       0.35       0.30        0.00        1.08          0.00       1.08(17)
----------------------------------------------------------------------------------------------------------------------------------
Wanger International Select                    0.99       0.00       0.20        0.00        1.19          0.00       1.19
----------------------------------------------------------------------------------------------------------------------------------
Wanger International Small Cap                 0.91       0.00       0.10        0.00        1.01          0.00       1.01
----------------------------------------------------------------------------------------------------------------------------------
Wanger Select                                  0.85       0.00       0.09        0.00        0.94          0.00       0.94
----------------------------------------------------------------------------------------------------------------------------------
Wanger U.S. Smaller Companies                  0.90       0.00       0.05        0.00        0.95          0.00       0.95
----------------------------------------------------------------------------------------------------------------------------------

(1) The Fund's advisor has contractually agreed to waive advisory fees and/or reimburse expenses of Series I shares to the extent necessary to limit Total Annual Fund Operating Expenses (excluding certain items discussed below) of Series I shares to 1.30% of average daily net assets. In determining the advisor's obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the total net annual fund expenses to exceed the numbers reflected above: (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary items; (v) expenses related to a merger or reorganization, as approved by the Fund's Board of Trustees; and (vi) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. Currently, the expense offset arrangements from which the Fund may benefit are in the form of credits that the Fund receives from banks where the Fund or its transfer agent has deposit accounts in which it holds uninvested cash. In addition, the fund will also benefit from a one time credit to be used to offset future custodian expenses. Those credits are used to pay certain expenses incurred by the Fund. The expense limitation agreement is in effect through April 30, 2008.

(2) Acquired fund fees and expenses are not fees or expenses incurred directly by the fund but are expenses of the investment companies in which the fund invests. You incur these fees and expenses indirectly through the valuation of the fund's investment in those investment companies. As a result, the net annual fund expenses listed above may exceed the limit on total annual fund operating expenses, if any. The impact of the acquired fund fees and expenses are included in the total returns of the fund.

(3) The advisor has contractually agreed to waive its fees and/or reimburse expenses of the fund, to the extent necessary, to limit all expenses to 0.28% until April 30, 2009. This includes a 0.10% administration fee.

(4) A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce the fund's custodian expenses. Including these reductions, the total class operating expenses would have been 0.75% for the Fidelity VIP Contrafund Portfolio and 0.77% for the Fidelity VIP Growth Portfolio. These offsets may be discontinued at any time.

(5) A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund's expenses. Including this reduction, the total class operating expenses would have been 0.78% for the Fidelity VIP Growth Opportunities Portfolio. These offsets may be discontinued at any time.

(6) The fund's manager has voluntarily agreed to reimburse the class to the extent that total operating expenses (excluding interest, taxes, certain security lending costs, brokerage commissions and extraordinary expenses), as a percentage of its average net assets, exceed 0.95%. This arrangement can be discontinued by the fund's manager at any time.

(7)   The fund administration fee is paid indirectly through the management fee.

(8) For the fiscal year ended December 31, 2006, Lord Abbett contractually agreed to reimburse the Fund to the extent necessary so that the total annual operating expenses (excluding management fee) did not exceed an annual rate of 0.40% of average daily net assets. A similar agreement is in place through April 30, 2008.

(9) Neuberger Berman Management Inc. ("NBMI") has contractually undertaken through December 31, 2010 to reimburse the fund for its operating expenses (including the compensation of NBMI but excluding interest, taxes, brokerage commissions, extraordinary expenses and transaction costs), which exceed, in the aggregate, 1.40% of the fund's average daily net assets.

(10) The advisor has contractually agreed to reimburse the series for expenses necessary or appropriate for the operation of the series (excluding advisory and management fees, Rule 12b-1 fees, taxes, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation expenses) to the extent that such expenses exceed series' average net assets ("Expense Cap") through April 30, 2008 as follows:

        --------------------- --------------------- ---------------------
             EXPENSE CAP %         EXPENSE CAP %         EXPENSE CAP %
        --------------------- --------------------- ---------------------
          a     0.15            c     0.25            e     0.35
          b     0.20            d     0.30

(11a) The advisor has contractually agreed to reimburse the series for expenses necessary or appropriate for the operation of the series (excluding advisory and management fees, Rule 12b-1 fees, taxes, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation expenses) to the extent that such expenses exceed 0.05% of the series' average net assets through April 30, 2008.

(11b) As an investor in an underlying fund, the series will also bear its pro rata portion of the operating expenses of the underlying fund, and contract owners, as investors in the series, indirectly assume a proportional share of these expenses. The expenses of the underlying funds are based upon the weighted average of the total operating expenses of the underlying funds that the series expects to invest in for the year ended December 31, 2006. Total operating expenses of the underlying funds range from 0.15% to 0.77%. Investors may be able to realize lower aggregate expenses by investing directly in an underlying fund instead of the series. An investor who chooses to invest directly in an underlying fund would not, however, receive the asset allocation services available in the series.

(12) The Subsidiary has entered into a separate contract with PIMCO for the management of the Subsidiary's portfolio pursuant to which the Subsidiary pays PIMCO a management fee and administration fee at the annual rates of 0.49% and 0.20%, respectively.

(13) PIMCO has contractually agreed to waive the advisory fee and the administration fee it receives from the Portfolio in an amount equal to the advisory fee and administration fee, respectively, paid to PIMCO by the Subsidiary. This waiver may not be terminated by PIMCO and will remain in effect for as long as PIMCO's contract with the Subsidiary is in place.

(14)  Other Operating Expenses reflect an administrative fee of 0.25%.

(15) The manager has agreed in advance to reduce its fee from assets invested by the fund in a Franklin Templeton money market fund (the acquired fund) to the extent that the fund's fees and expenses are due to those of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order of the SEC.

(16) The advisor has voluntarily agreed to waive 0.30% of the 0.35% distribution fee that it may receive. Including this waiver, the total class operating expenses would have been 0.78%. This waiver can be discontinued at any time.

(17) The chart below shows the amount of the waiver or reimbursement and the total net annual operating expenses for Funds that have entered into a voluntary fee waiver and/or expense reimbursement arrangement. As these arrangements are voluntary, they may be changed or terminated at any time. Without such waivers performance would have been lower.

----------------------------------------------------------------------------------------------------
                                                                                 Net Annual Fund
                         Fund                              Reimbursements           Expenses
----------------------------------------------------------------------------------------------------
Federated Fund for U.S. Government Securities II               (0.27)                 0.72
Federated High Income Bond Fund II                             (0.25)                 0.77
Fidelity VIP Contrafund(R) Portfolio                           (0.01)                 0.75
Fidelity VIP Growth Opportunities Portfolio                    (0.04)                 0.78
Fidelity VIP Growth Portfolio                                  (0.01)                 0.77
Van Kampen UIF Equity and Income Portfolio                     (0.30)                 0.78

DESCRIPTION OF PHL VARIABLE INSURANCE COMPANY
--------------------------------------------------------------------------------

In this prospectus, the "Company," "we," "us," and "our" refers to PHL Variable Insurance Company. PHL Variable sells variable life insurance and annuity products to individual and institutional customers. PHL Variable is organized as a Connecticut stock company. Our executive and administrative office is at One American Row, Hartford, CT 06103-2899.


DESCRIPTION OF PHL VARIABLE UNIVERSAL LIFE ACCOUNT
--------------------------------------------------------------------------------

PHL Variable established the PHL Variable Universal Life Account ("Separate Account") as a separate account under Connecticut insurance law on September 10, 1998. The Separate Account is registered with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940. The SEC does not supervise the management, investment practices or policies of the Separate Account or of the Company.

The Separate Account purchases shares in mutual funds called "underlying funds." The Separate Account is divided into sections called "investment options." There is a corresponding investment option for each underlying fund in which the Separate Account invests. You do not invest directly in the underlying funds. Instead, the policy value you allocate to the Separate Account purchases "units" of the Separate Account. The units are allocated to the investment options of your choice. Each time you buy units of the Separate Account, the Separate Account purchases shares of the corresponding underlying fund. The value of your units will vary. Please refer to "Policy Values" for more details on unit values and to "the Underlying Funds" for more information about the funds.

PHL Variable does not guarantee the investment performance of the Separate Account or any of its investment options. The policy value allocated to the Separate Account depends on the investment performance of the underlying funds. As policy owner, you bear the full investment risk for all monies invested in the Separate Account.

All income, gains or losses, credited to or charged against the Separate Account reflect the Separate Account's own investment experience and not the investment experience of PHL Variable's other assets. The assets of the Separate Account may not be used to pay liabilities of PHL Variable other than those arising from the variable life insurance policies issued by the Separate Account.

We reserve the right to add, remove, modify, or substitute underlying funds in which the Separate Account invests.

Your registered representative should provide you with a copy of this prospectus at the time you apply for a policy. You may obtain a copy of the underlying fund prospectuses by calling the VULA. Additionally, we will provide a copy of these prospectuses when you have purchased the policy. We will mail you updated prospectuses for your policy and the underlying funds annually.

PERFORMANCE HISTORY
We may choose to include performance history of the investment options or the underlying funds in advertisements, sales literature or reports. Performance information about each investment option is based on past performance and is not an indication of future performance.


VOTING RIGHTS
--------------------------------------------------------------------------------

We legally own all fund shares held by the investment options; however, we vote those shares at shareholder meetings according to voting instructions we receive from policy owners with an interest in the investment options. We may decide to vote the shares in our own right should the law change to permit us to do so.

While your policy is in effect, you may provide us with voting instructions for each investment option in which you have an interest. We determine the number of votes you may cast by applying your percentage interest in an investment option to the total number of votes attributable to the investment option.

We will send you or, if permitted by law, make available electronically, proxy material, reports and other materials relevant to the investment options in which you have a voting interest. In order to vote you must complete the proxy form and return it with your voting instructions. You may also be able to vote your interest by telephone or over the Internet if such instructions are included in the proxy material. We will vote all of the shares we own on your behalf, in accordance with your instructions. We will vote the shares for which we do not receive instructions, and any other shares we own, in the same proportion as the shares for which we do receive instructions. This process may result in a small number of policyowners controlling the vote. We may ask you to provide voting instructions for such items as:

 1) the election of the fund's Trustees;

 2) the ratification of the independent accountants for the fund;

 3) approval or amendment of investment advisory agreements;

 4) a change in fundamental policies or restrictions of the fund; and

 5) any other matters requiring a shareholder vote.


THE UNDERLYING FUNDS
--------------------------------------------------------------------------------

Each underlying fund available through the policy is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These underlying funds are not publicly traded and are offered only through variable annuity and variable life insurance products, or directly to tax qualified plans. They are not the same retail mutual funds as those offered outside of a variable annuity or variable life insurance product, or directly to tax qualified plans, although the investment practices and fund names may be similar, and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the underlying fund, and you should not compare the two.

The underlying funds offered through this product are selected by the Company based on several criteria, including asset class coverage, the strength of the manager's reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. Another factor the Company considers during the initial selection process is whether the underlying fund or an affiliate of the underlying fund will compensate the Company for providing administrative, marketing, and support services that would otherwise be provided by the underlying fund, the underlying fund's investment advisor, or its distributor. Finally, when the Company develops a variable annuity or life product in cooperation with a fund family or distributor (e.g. a "private label" product), the company will generally include underlying funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from the Company's selection criteria.

Each underlying fund is reviewed periodically after having been selected. Upon review, the Company may remove an underlying fund or restrict allocation of additional premium payments to an underlying fund if the Company determines the underlying fund no longer meets one or more of the criteria and/or if the underlying fund has not attracted significant policy owner assets.

In addition, if any of the underlying funds become available for allocating premium payments, or if we believe that further investment in an underlying fund is inappropriate for the purposes of the policy, we may substitute shares of another underlying fund for those held by the affected investment option. However, we will not make any substitutions without notifying you and obtaining any state and SEC approval, if necessary. From time to time we may make new investment options available.

Each underlying fund and the associated investment option of the Separate Account is subject to market fluctuations and has varying degrees of risk and there can be no assurance that any investment option or underlying fund will achieve its stated investment objective.

You will find detailed information about the underlying funds and their inherent risks in their current prospectuses. Copies of the fund prospectuses may be obtained by contacting us at the address or telephone number provided on the first page of this prospectus. You should read these prospectuses carefully.

For additional information concerning the available investment options, please see Appendix A.

ADMINISTRATIVE, MARKETING AND SUPPORT SERVICE FEES
The Company and the principal underwriter for the policies have arrangements with the investment adviser, subadviser, distributor, and/or affiliated companies of most of the underlying funds under which the Company and the principal underwriter for the policies receive payments in connection with our provision of administrative, marketing or other support services to the underlying funds. Proceeds of these payments may be used for any corporate purpose, including payment of expenses that the Company and the principal underwriter for the policies incur in promoting, issuing, distributing and administering the policies. The Company and its affiliates may profit from these fees.

The payments are generally based on a percentage of the average assets of each underlying fund allocated to the investment options under the policy or other policies offered by the Company. The amount of the fee that an underlying fund and its affiliates pay the Company and/or the Company's affiliates is negotiated and varies with each underlying fund. Aggregate fees relating to the different underlying funds may be as much as 0.40% of the average net assets of an underlying fund attributable to the relevant policies. A portion of these payments may come from revenue derived from the Distribution and/or Service Fees (12b-1 fees) that are paid by an underlying fund out of its assets as part of its Total Annual Operating Expenses.


THE GUARANTEED INTEREST ACCOUNTS
--------------------------------------------------------------------------------

In addition to the Separate Account, you may allocate premiums or transfer values to the Guaranteed Interest Account or Long-term Guaranteed Interest Account (collectively, the Guaranteed Interest Accounts). Amounts you allocate to any of the Guaranteed Interest Accounts are deposited in our general account. You do not share in the investment experience of our general account. Rather, we guarantee a minimum rate of return on the allocated amounts. Although we are not obligated to credit interest at a higher rate than the minimum, we may credit any excess interest as determined by us based on expected investment yield information.

The Long-term Guaranteed Interest Account has more restrictive transfer options out of the general account than the Guaranteed Interest Account so that longer term investments can be made.

In general, you may make only one transfer per policy year from the Guaranteed Interest Accounts. Additionally, we may impose limitations on the amounts of premium or policy value that can be allocated to or transferred into or out of the Guaranteed Interest Accounts. These limitations are described below.

Because of exemptive and exclusionary provisions, we have not registered interests in our general account under the Securities Act of 1933. Also, we have not registered our general account as an investment company under the Investment Company Act of 1940, as amended. Therefore, neither the general account nor any of its interests are subject to these Acts, and the SEC has not reviewed the general account disclosures. These disclosures may, however, be subject to certain provisions of the federal securities law regarding accuracy and completeness of statements made in this prospectus.

The features specific to each type of Guaranteed Interest Account are detailed below.

GUARANTEED INTEREST ACCOUNT
We reserve the right to limit transfers to the Guaranteed Interest Account to no more than $250,000 during any one-week period per policy. Except for transfers resulting from the Systematic Income Program described later in this prospectus, the amount that can be transferred out is limited to the greater of $1,000 or 25% of the policy value in the non-loaned portion of the Guaranteed Interest Account as of the date of the transfer. You may transfer the total non-loaned policy value out of the Guaranteed Interest Account to one or more of the investment options over a consecutive 4-year period according to the following schedule:

[diamond]   First Year:     25% of the total value
[diamond]   Second Year:    33% of remaining value
[diamond]   Third Year:     50% of remaining value
[diamond]   Fourth Year:    100% of remaining value

LONG-TERM GUARANTEED INTEREST ACCOUNT
The amount that can be transferred out is limited to the greatest of (a) $1,000,
(b) 10% of the policy value in the Long-term Guaranteed Interest Account as of the date of the transfer, or (c) the amount of policy value transferred out of the Long-term Guaranteed Interest Account in the prior policy year.

Transfers from the Long-term Guaranteed Interest Account are not permitted under the Systematic Transfer Programs.

We reserve the right to limit transfers and cumulative premium payments to the Long-term Guaranteed Interest Account to $1,000,000 over a 12-month period.


THE POLICY
--------------------------------------------------------------------------------

This prospectus describes a flexible premium variable universal life policy insuring the life of a single person. The policy has a death benefit, net surrender value, and a loan privilege, as does a traditional fixed benefit whole life policy. However, you may allocate your premium into one or more investment options of the Separate Account or the Guaranteed Interest Accounts. Each investment option of the Separate Account, in turn, invests its assets exclusively in an underlying fund. Accordingly, the policy value varies according to the investment performance of the funds to which net premiums have been allocated.

Generally, the policy allows you to change the death benefit coverage by increases or decreases to the face amount and through optional riders. You may also elect to use a no lapse benefit with the policy. In states that have approved this benefit, the benefit is provided though a rider attached to the policy at issue. This benefit guarantees that the policy will not lapse as a result of inadequate cash value if certain criteria are met. These and other policy features are described later in this prospectus.

You may contact us about the policy through our VPMO or VULA as listed on the first page of this prospectus. We will process your premiums and policy requests when we receive them in good order. "Good order" means that we have received all necessary documents and properly completed forms at the designated office.

CONTRACT RIGHTS: OWNER, INSURED, BENEFICIARY, ASSIGNMENT

OWNER
The owner is the person named in the application for the policy or, if the ownership of the policy has changed, the person we have listed as the owner in our records. The owner will generally make the choices that determine how the policy operates while it is in force. When we use the terms "you" or "your" in this prospectus, we are referring to the owner or, if the policy was issued as a group contract, we are referring to the certificate holder. If, during the existence of the policy, a third party offers you consideration to transfer ownership of your policy or any interest in your policy, including by means of a collateral or absolute assignment to such third party, we, or one of our affiliates, will have the right to offer compensation for your policy before we process the transfer in ownership.

INSURED
The insured is the person on whose life the policy is issued. You name this person in the application for the policy. A policy may be issued to insureds ages 18 through 85 for most underwriting classes. We will require that you provide evidence that the person to be insured is, in fact, insurable.

BENEFICIARY
The beneficiary is the person you name in the application to receive any death benefit. You may name different classes of beneficiaries, such as primary and contingent. These classes will set the order of payment.

Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before the insured dies by sending a written request to VPMO. Generally, the change will take effect as of the date your request is signed.

If no beneficiary is living when the person insured dies, we will pay you the death benefit, unless you have given us other instructions; or, if you are no longer living, we will pay the death benefit to your estate.

ASSIGNMENT
You may assign the policy. We will not be bound by such assignment until we receive a written copy of the assignment at VPMO, nor will we be liable for any payment we make before then. We assume no responsibility for determining whether an assignment is valid.

PURCHASING A POLICY AND YOUR RIGHT TO CANCEL
You may purchase a policy on the life of any person as long as you are at least 18 years old, and have an insurable interest in the life of the person to be insured. You must also have the consent of the person to be insured. We may decline to issue you a policy if the insured does not meet our underwriting standards.

HOW TO PURCHASE A POLICY
To purchase a policy, you must complete an application with your registered representative. The person to be insured may be required to undergo a medical examination. We base our insurance risk rates on the person's gender, attained age, death benefit option and risk class. We may require certain medical information in order to determine the risk class of the person to be insured. We are not permitted to consider gender as a factor in some states and under certain qualified plans. We may decline to issue a policy if the insured does not meet our underwriting standards.

The minimum initial premium is due no later than the policy date. The policy date is the date shown on the specifications pages and is the date from which policy years and policy anniversaries are measured. If you submit the initial premium before the policy date, we will consider the payment not in good order and will deposit it to a non-interest bearing account. If we decline coverage, we will refund your initial premium payment. If we approve you for coverage, we will apply the initial premium payment, less the premium expense charge to the policy, as described under "Processing Premium Payments" below and in accordance with the Right to Return provision in the policy.

We will determine the minimum initial premium based on the selected face amount for the policy, including amounts provided by rider, the death benefit selected at issue and the insured's rating characteristics. The minimum initial premium will be shown on the policy's specifications page.

The insured person must be alive when the initial premium is paid. You must deliver the initial premium to your registered representative, who will forward it to our underwriting department. If, for any reason, your initial net premium payment is insufficient, we will not consider the premium payment to be in good order until we receive the balance due. If we receive your initial premium after the policy date, and monthly charges are due for the policy, we will deduct the premium expense charge and any monthly charges due before applying the payment to the policy.

YOUR RIGHT TO CANCEL
State law provides a policy owner with a right to return and cancel the policy for a limited period, generally 10 days, following receipt of the policy. Should you elect to return your policy under your right to cancel, we will treat your policy as if we had never issued it.

The amount of premium refund you will receive depends on the law of the policy's issue state. Depending on the law of the issue state, the refund will equal either:

o    the policy's  value on the date of cancellation; or

o    premium paid less certain amounts deducted from the policy.

For states that require the refund of policy value, we will return the sum of the following as of the date we receive the returned policy:

o    the current policy value less any debt; plus

o    any monthly deductions and other charges made under the policy.

For policies issued in states that require the full premium, less any amount surrendered or withdrawn to be refunded upon cancellation during the right to cancel period ("return of premium states"), and policies issued in certain states pursuant to applications which indicate that the policy is intended to replace existing insurance, we temporarily allocate the entire issue premium paid less applicable charges (along with any other premiums paid during your right to cancel period) to the money market investment option of the Separate Account. At the expiration of the right to cancel period, the policy value of the money market investment option is allocated among the investment options of the Separate Account and to the Guaranteed Interest Accounts in accordance with your premium allocation instructions in effect. The amount returned upon policy cancellation for a policy issued in a return of premium state will equal any premiums paid less any debt and less any partial surrender amounts paid.


PREMIUM PAYMENTS AND ALLOCATION OF PREMIUM
--------------------------------------------------------------------------------

PREMIUM FLEXIBILITY
Other than payment of the minimum initial premium, there is no minimum premium required for this policy; however, you must maintain policy value sufficient to pay the charges due on each monthly calculation day in order to keep the policy in force. Payment of premiums will not guarantee that the policy will remain in force. Conversely, failure to pay premiums will not necessarily cause the policy to lapse. In states where permitted, the policy will be issued with a No Lapse Guarantee benefit. This benefit would prevent the policy from lapsing for insufficient policy value if certain criteria are met. This benefit is described in the "No Lapse Guarantee" benefit section of this prospectus.

Subject to the maximum limitations on premiums described below, you may pay additional premium to your policy at any time before the policy anniversary following the insured's 100th birthday. The minimum premium payment we will accept is $25.00, except when a policy is in its grace period. In that case, the minimum premium we will accept is the amount necessary to prevent the policy from terminating. To pay premiums by check or money order, the amount must be drawn against a U.S. bank and be made in U.S. dollars. We will not accept any starter or third party check unless it meets our administrative requirements. Amounts you pay us by check may not be available for surrender, withdrawal or loan until the check clears the banking system.

WAYS TO PAY PREMIUM
You may make subsequent premium payments by establishing a planned premium schedule for your policy, participating in our automated payment service, or making unplanned premium payments.

You may establish a planned premium schedule for your policy at the time of application or after issue. At the time of application, you may select (within limits) the planned premium amount for your policy and the frequency with which we will send you premium notices. We currently provide billing at annual, semi-annual, and quarterly intervals. You should note that we do not provide bills for fractional periods. As a result, you may wish to consult your registered representative or the VULA to consider the effect of a change to the planned premium arrangement for your policy.

You may participate in our automated payment service. Under this service you may elect to pay subsequent premiums payments by pre-authorized check. Under this service, we automatically deduct premium payments each month from a bank account you designate. We will not send a bill for these automatic payments. Withdrawals from your bank account will be made on the 15th of each month. You may commence the pre-authorized check service at any time, unless your policy has entered its grace period.

You can discontinue the automated payment service by contacting our VPMO. We must receive notification of account changes at our VPMO at least 30 days before the next draft date. Upon termination of this service, we will establish your policy on regular billing at the most frequent modal premium available under your policy.

We may automatically switch you to quarterly billing if we are unable to obtain the premium payment from your bank account. We may discontinue this service with 30 days written notice to you.

You may also make unplanned premium payments by contacting the VULA for the appropriate check processing address.

PROCESSING PREMIUM PAYMENTS
When we receive your premium payment in good order, we reduce the payment amount by the premium expense charge shown in the fee table. Generally, the resulting amount, also known as the net premium, is then applied to your policy according to your premium allocation instructions as of the valuation date on which we received the premium.

A "valuation date" is any day on which the net asset value of the units of each investment option of the Separate Account are determined. Generally, this will be any date on which the New York Stock Exchange (NYSE), or its successor, is open for regular trading. Our valuation date ends when the NYSE closes. This is usually at 4:00 p.m. Eastern Time. Valuation dates do not include days when the NYSE is closed, which generally includes weekends and major U.S. holidays. If we receive your premium payment in good order after the close of a valuation day or on a non-valuation day, we will apply it according to the rules below on the next valuation day.

As noted above, for policies issued in return of premium states, initial net premium is allocated to the money market investment option of the Separate Account. You may change your premium allocation instructions at any time by submitting a new premium allocation form to the VPMO, or by contacting us at the phone number shown on the first page of this prospectus. Except for premiums that may cause a policy to become a modified endowment contract (MEC), premiums submitted after the effective date of a premium allocation change will be allocated in accordance with your premium allocation instructions we then have on file.

Premium payments received during a grace period, after deduction of the premium expense charge, will first be used to cover any monthly deductions due during the grace period. Any remaining balance will be applied to the investment options of the Separate Account and to the Guaranteed Interest Accounts in accordance with your then current premium allocation instructions.

We may delay the application of a subsequent premium payment if applying it would cause the policy to become a MEC. Generally, we will apply the portion of the subsequent premium payment that will not cause the policy to become a MEC and we will refund the balance to you. However, if we receive a subsequent premium payment that will cause the policy to become a MEC within 20 days prior to the policy anniversary date, we will hold the remaining portion of the subsequent premium payment. We will apply the remaining portion on the policy anniversary date when it can be applied without creating a MEC. If it is your intention to create a MEC or if you would like the portion of the premium payment that will not create a MEC returned to you, you must notify us in writing within thirty days of the policy anniversary date. If you intend to create a MEC, you will be required to sign a form acknowledging that you understand the accompanying tax consequences.

These procedures may not apply if there has been a material change to your policy that impacts the 7-pay limit or 7-pay period because the start of the 7-pay year may no longer coincide with your policy anniversary.

PREMIUM LIMITATIONS
We establish maximum premiums and may change them at any time. Additionally, the Internal Revenue Code (IRC) has limits on the amount of money you may put into a life insurance contract and still meet the definition of life insurance for tax purposes. There are two tests used to determine if a policy meets IRC rules, the Cash Value Accumulation Test, and the Guideline Premium Test. The test that applies to a policy is shown in the policy's specifications pages. Your election to follow one of the two tests cannot be changed after issue. More discussion of these tax law requirements is provided under "Tax Considerations."

We reserve the right to refuse any premium payments that would cause the policy to fail the test you elected unless such amount is necessary to keep the policy in force. If the total premium limit is exceeded, the policy owner will receive the excess, with interest at an annual rate of not less than 4%, not later than 60 days after the end of the policy year in which the limit was exceeded. The policy value will then be adjusted to reflect the refund. If the policy's death benefit requires adjustment as a result of this premium refund, we will make this adjustment effective the date the premium is removed from the policy. We will refund the premium from the Separate Account investment options and the Guaranteed Interest Accounts on a pro rata basis according to your then current allocation instructions unless you request otherwise in writing.

POLICY VALUES
--------------------------------------------------------------------------------

HOW THE VALUE OF YOUR POLICY IS CALCULATED
Your policy value is the sum of the policy's values in the investment options of the Separate Account, and the values in the Guaranteed Interest Accounts.

We will calculate your policy value on each valuation date. If we receive your premium payment or transaction request in good order prior to the close of the valuation date, we will process that premium or transaction using the unit values determined following the close of the NYSE for that day. If we receive your premium or transaction request after the close of the valuation date, we will process that premium or transaction using the unit values calculated for the next valuation date. If a scheduled transaction falls on a non-valuation date, we will process it as of the next valuation date.

SEPARATE ACCOUNT POLICY VALUE
On each valuation date, the Separate Account policy value is the total of your policy values in each investment option of the Separate Account. When you make a premium payment, and have amounts allocated to the investment options of the Separate Account, we credit your policy with accumulation units. Your net premium purchases units of each Separate Account investment option to which you have allocated premium. We determine the number of accumulation units to credit to each Separate Account investment option by dividing the amount of the net premium payment by the unit value of that Separate Account investment option. The value of a unit of the Separate Account investment options varies from valuation date to valuation date. Changes in the accumulation unit value reflect the investment performance of the underlying fund and the fund's fees and expenses. On each monthly calculation date, we deduct the mortality and expense risk charge from the Separate Account policy value.

Policy transactions that involve amounts allocated to the Separate Account investment options, including loans, withdrawals, and transfers are effected by purchasing and selling the units of the investment options.

GUARANTEED INTEREST ACCOUNTS POLICY VALUE
If you allocate premium or transfer money to the Guaranteed Interest Accounts, your policy value includes the value of those amounts. The amount you allocate or transfer to the Guaranteed Interest Accounts will earn interest at the rates we declare from time to time. We guarantee that the rates will not be less than 3.00% on an annual basis. You may determine the current crediting rates for the Guaranteed Interest Accounts by contacting the VULA at the number shown on the first page of this prospectus. Your policy value in the Guaranteed Interest Accounts is not subject to the mortality and expense risk charge. Otherwise, all policy charges apply to this portion of the policy value.


POLICY FACE AMOUNT AND DEATH BENEFIT
--------------------------------------------------------------------------------

The policy provides for a base face amount, which is the face amount you select in your policy application and any increases to that face amount, and additional face amount coverage available through the Individual Level Term Rider and the Individual Increasing Term Rider. Face amount coverage provided by these riders is considered supplemental face amount coverage. The policy's total face amount is the sum of the base face amount and the supplemental face amount. You should know that for the same premiums paid, the coverage charge deducted from the policy value and the amount of compensation paid to the selling registered representative will generally be less for coverage provided under the Individual Level Term Rider or the Individual Increasing Term Rider rather than coverage provided by base face amount. These riders have their own costs.

DEATH BENEFIT OPTIONS AND MINIMUM DEATH BENEFIT
The policy provides a choice of two death benefit options. Death Benefit Option A will pay the policy's total face amount, but not less than the minimum death benefit on the date of the insured person's death.

Death Benefit Option B will pay the policy's total face amount plus the policy value but not less than the minimum death benefit on the date of the insured person's death. Death Benefit Option B is a variable death benefit. Because this death benefit option includes policy value, it will vary from day to day due to the performance of the investment options in which you have policy value.

If you select the Individual Increasing Term Rider, only Death Benefit Option A will be available for your policy. Additionally, on the policy anniversary following the insured's 100th birthday, we will change the Death Benefit Option to option A and the amount payable under this option will be the greater of the policy's total face amount or the policy value on the insured's date of death.

We will determine the minimum death benefit by increasing the policy value on the date of death using the applicable percentage as shown by a table in your policy. The applicable percentage will be based on the insured person's attained age at the beginning of the policy year in which death occurs.

CHANGING THE DEATH BENEFIT OPTION
Beginning in the second policy year, you may change the Death Benefit Option once per policy year prior to the policy anniversary following the insured's 100th birthday. We will not require evidence of insurability for a change in Death Benefit Option. A change in Death Benefit Option will become effective on the monthly calculation day on or next following the date we approve your written request for the change.

A change from Death Benefit Option A to Death Benefit Option B, decreases the face amount of the policy by the policy value as of the effective date of the option change. A change from option A to option B will terminate the Individual Increasing

Term Rider and will not result in a change in the surrender charges for the policy.

A change from Death Benefit Option B to Death Benefit Option A increases the face amount of the policy by the amount of policy value as of the effective date of the option change. If the policy includes the Individual Level Term Rider, the amount of the rider coverage is increased to provide the increased faceamount. Otherwise, the face amount of the base policy is increased. Additional cost of insurance charges apply to the increased face amount.

CHANGING THE POLICY FACE AMOUNT

REQUESTS FOR DECREASE IN FACE AMOUNT
You may request a decrease in face amount at any time after the first policy year. Unless we agree otherwise, the decrease must be at least $25,000 and the base face amount remaining after the decrease must be at least $100,000. Decreases will be applied first to reduce coverage under the Individual Increasing Term Rider, if in effect for the policy. Next, any coverage provided by the Individual Level Term Rider will be reduced. Finally, any remaining decrease will be applied to the base face amount. Once a decrease is requested for a policy with the Individual Increasing Term Rider, no further increases will be provided under this rider.

All face amount decrease requests must submitted on our form to the VPMO. Face amount decreases will be effective on the first monthly calculation day following the date we approve the request. A partial surrender charge will be deducted from the policy value based on the amount of the decrease. The partial surrender charge on the base face amount will be a portion of the surrender charge that would apply to a full surrender at the time of the decrease. This portion is determined by multiplying the full surrender charge by the result of
(a) divided by (b) where (a) is the amount of the base face amount decrease and
(b) is the base face amount before the decrease.

If the face amount decrease results in a decrease to coverage provided under the Individual Level Term Rider a separate partial surrender charge will apply to the amount of the decrease to that coverage. This partial surrender will be a pro rata portion of the charge that would apply to a full surrender of the coverage provided by the Individual Level Term Rider at the time of the decrease. The pro rata portion is determined by multiplying the surrender charge that would apply to a full surrender of the term rider coverage by the result of
(a) divided by (b) where (a) is the amount of the decrease in the Individual Level Term Rider coverage and (b) is the amount of the Individual Level Term Rider coverage before the decrease.

Generally, there will be a pro-rata reduction of the cost of insurance and coverage charges as a result of a face amount decrease.

REQUESTS FOR INCREASE IN FACE AMOUNT
You may request an increase to the base face amount following the third policy anniversary. An approved increase will be effective on the first policy anniversary after we approve the request.

The minimum face amount increase is $25,000 per increase. The amount of each increase will be considered a new coverage layer. Each coverage layer will have its own 10-year surrender charge, 10-year coverage charge and current cost of insurance charge. These charges will be based on the insured's gender, attained age, and risk class at the time the layer is added, as well as on the death benefit option in effect at the time the layer is added.

All face amount increase requests must be submitted on our form to the VPMO and will be subject to evidence of the insured's insurability according to our then current guidelines.

EFFECT OF LOANS, WITHDRAWALS AND REQUESTED DECREASES IN FACE AMOUNT ON DEATH BENEFIT
Loans can reduce the policy's death benefit. We deduct the amount of any outstanding loans plus any accrued loan interest from your policy value before we calculate the death benefit. A withdrawal or a requested decrease to face amount generally decreases the death benefit. A requested decrease in face amount reduces the death benefit on the next monthly calculation day by the requested amount of the decrease. A decrease in the death benefit may have tax consequences.

PAYMENT OF DEATH BENEFIT
Upon our receipt of due proof of death of the insured while the policy was in force, we will make the death benefit payment based on the death benefit option then in effect. We will process death benefits at values next computed after we receive the due proof of death, provided such request is in good order. Payment of death proceeds usually will be made in one lump sum within seven days, unless another mode of payment has been agreed upon by you and us.

Payment of the death proceeds, however, may be delayed if the claim for payment of the death proceeds needs to be investigated; e.g., to ensure payment of the proper amount to the proper payee. Any such delay will not be beyond that reasonably necessary and consistent with insurance practices customary in the life insurance industry. Also, payment may be delayed if allowed or required by law as described in "Postponement of Payments."

LIMITATIONS ON PAYMENT OF THE DEATH BENEFIT
The death benefit may be limited if the insured person commits suicide within certain time periods specified by state law, generally two years of the date that the policy is issued or coverage is increased.

Also, if the insured's age or gender was misstated in the policy application we will adjust the amount of any death benefit as described in the policy. Upon adjustment the death benefit will be the amount provided by the most recent monthly insurance charges using the insured's correct age and gender.

If the policy was in the grace period on the date of the insured's death, the death proceeds will be reduced by any outstanding monthly charges, unless a No Lapse Guarantee benefit was in effect for the policy.

SURRENDERS AND WITHDRAWALS
--------------------------------------------------------------------------------

SURRENDERS
You may surrender the policy for its net surrender value at any time as long as insured person is living and the policy is in force. A policy's net surrender value is the policy value less any applicable surrender charge and less any unpaid policy loans and interest. The amount available for surrender will be the net surrender value at the end of the valuation date on which we receive the policy and the written surrender request in a form satisfactory to us at VPMO.

WITHDRAWALS
Beginning in the second policy year, you may receive a part of the policy's net surrender value by submitting a written request for a withdrawal to VPMO. You may request one withdrawal per policy month.

We do not normally permit withdrawals of less than $500, if the resulting death benefit would be less than the policy's minimum face amount as shown on the schedule page for the policy, or if the withdrawal would reduce the net surrender value to zero. We may require you to withdraw the entire value allocated to an investment option if the withdrawal would result in a value below $500 in that investment option.

You may choose in what proportions we deduct the following amounts from among your investment options. If you do not choose, we will make the deductions in the same manner as for monthly deductions.

A withdrawal will reduce your policy value by the sum of the:

[diamond]   Withdrawal Amount - the portion of the net surrender value you choose, but not less than $500; plus

[diamond]   Withdrawal Fee - currently set at $0 (not to exceed $25); plus

[diamond]   Pro rated Surrender Charge. We deduct a pro rata portion of the surrender charge that would apply to a full surrender. The pro rata portion equals the the full surrender charge multiplied by the result of (a) divided by (b) where (a) equals the withdrawal amount and (b) equals the net surrender value.

We will reduce your policy's net surrender value by the withdrawal amount. Additionally, if your policy has Death Benefit Option A, we will reduce your policy's face amount by the amount of the withdrawal. The reduction in face amount will be made in the same order as described above for requested decreases in face amount.

PROCESSING AND PAYMENT OF SURRENDERS, WITHDRAWALS
A surrender or withdrawal will be effective on the valuation date we receive your written request at the VPMO in good order or, if we receive your request after the end of a valuation date or on a non-valuation date, on the next following valuation date. We generally pay surrendered and withdrawn amounts within seven days of receiving your request in good order.

We may postpone payment of amounts surrendered, withdrawn or loaned under certain circumstances as described in the section of this prospectus entitled "Postponement of Payments."


POLICY LOANS
--------------------------------------------------------------------------------

As discussed below, you may borrow up to a specified amount of your policy value less the current surrender charge and loan interest accrued to the end of the policy year. We will count any outstanding loan toward the applicable limit. We generally do not allow loans under $500.

You may transfer a policy loan from another life insurance policy to this policy as part of an exchange under Section 1035 of the IRC. These amounts are called preferred loans. If you requested a preferred loan at issue, the maximum preferred loan value is the lesser of the actual loan requested to be carried over from the previously issued policy, and 75% of the proceeds exchanged from the previously issued policy. Once you take a preferred loan at issue, you may not take subsequent preferred loans from the policy. For all loans other than preferred loans, the maximum loan amount will be 97% of the net surrender value.

When you take a loan, we will take an amount equal to the loan from your investment options as collateral and deposit it to the loaned portion of the Guaranteed Interest Account. You may instruct us how to withdraw policy value from the Separate Account investment options and the Guaranteed Interest Accounts for deposit to the loaned portion of the Guaranteed Interest Account. If you do not instruct us, we will make the withdrawal in the same manner as monthly deductions.

The rate of interest we charge on policy loans depends on the type of policy loan and the policy year in which the loan is taken. The maximum loan interest rates are shown in the "Charges and Deductions" section of this prospectus. Loan interest accrues daily from the date of the loan and is payable in arrears. At the end of each policy year, all interest due will be treated as a new loan and we will transfer the amount of any unpaid loan interest from your Separate Account investment options, the non-loaned portion of the Guaranteed Interest Account or Long-term Guaranteed Interest Account to the loaned portion of the Guaranteed Interest Account.

We credit the loaned portion of the Guaranteed Interest Account with interest at an effective annual rate of 3%, compounded daily and payable in arrears. At the end of each policy year, or when you repay a loan, the interest credited to the loaned portion of the Guaranteed Interest Account will be transferred to the non-loaned portion of the Guaranteed Interest Account.

You may repay a loan at any time the policy is in force. Unless you designate a policy payment as a loan repayment, we will apply the payment as premium. We apply loan repayments first to pay any outstanding loan interest on regular loans and then on preferred loans. We then apply any remaining amount to reduce the loaned portion of the Guaranteed Interest Account first for all regular loans and then for any preferred loans, and correspondingly increase the non-loaned portion of the Guaranteed Interest Account. If you make a loan repayment that exceeds the remaining loan interest and loan balance, we will apply the excess among the investment options according to your most recent premium allocation schedule on file.

We will use any loan repayment we receive during a grace period first to pay any overdue monthly deductions. We will then apply any remaining balance to reduce loan interest and any loans.

Failure to repay a policy loan or to pay loan interest will not terminate the policy unless your policy's net surrender value is not sufficient to pay monthly charges that come due and the policy does not have a No Lapse Guarantee period in effect.

Loans can also reduce your policy's death benefit. We deduct the amount of any outstanding loans plus any accrued loan interest from your death benefit. The amount available for a full surrender is similarly reduced by the amount of any outstanding loan and accrued loan interest.

The proceeds of policy loans may be subject to federal income tax under some circumstances. If a request for a decrease in face amount occurs, the contract will have to be retested under section 7702 and 7702A of the Internal Revenue Code. This decrease may cause the policy to become a modified endowment policy
(MEC) and impact the testing under section 7702. Following reduction in the face amount, if the policy becomes a MEC, any loan on the policy must be treated as a taxable distribution to the owner to the extent of gain in the policy.

A policy loan will have a permanent effect on the policy value because the investment results of the loaned portion of the Guaranteed Interest Account will differ from that of the Separate Account investment options, the non-loaned portion of the Guaranteed Interest Account and the Long-term Guaranteed Interest Account. Taking a policy loan may negatively impact policy value and may increase the risk that your policy will terminate. The longer a loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable.


OVERLOAN PROTECTION OPTION
We provide this option by rider attached to the policy automatically unless the rider is not approved in the state in which the policy is issued. There is no periodic charge for this option; however, as described below, a charge applies when you exercise the option.

This option is designed to prevent a heavily loaned policy from lapsing. You may exercise this option when you make a written request and satisfy the following conditions.

[diamond]   The policy has been in force for at least 15 years;

[diamond]   The insured is at least 65 years old;

[diamond]   All premiums paid have been withdrawn by policy withdrawals; and

[diamond]   The loan balance is equal to 96% of the policy value (any loan in excess of this amount must be repaid at the time you request to exercise this option).

When you elect this option, the following actions will occur on the next monthly calculation day.

[diamond]   Optional riders in effect, if any, will terminate;

[diamond]   We will deduct a one-time transaction charge of 3.5% of the policy value;

[diamond]   The death benefit option will permanently change to Death Benefit
            Option A;

[diamond]   The face amount will be reduced to the policy value multiplied by
            101%;

[diamond]   The remaining policy value will be transferred to the Long-term
            Guaranteed Interest Account. No transfer charge will be assessed for this transfer. No further transfers will be allowed;

[diamond]   The death benefit will be the greater of:

            o  the new face amount, or

            o the greater of the policy value or the loan multiplied by the applicable minimum death benefit percentage.

After this option is exercised, monthly charges will no longer be assessed. Loan interest will continue to accrue but the loan interest rate charged will be equal to the interest rate credited on policy loans. No additional premium payments will be accepted. No additional partial surrenders, policy loans or loan repayments will be allowed. Any loan balance and accrued interest will reduce the death benefit payable and the loan interest will continue to accrue.

SYSTEMATIC INCOME PROGRAM
Systematic Income is a predetermined series of periodic withdrawals and loans. You may initiate or terminate these periodic withdrawals and loans by completing the appropriate form and returning it to our VPMO.

Typically, the payments under Systematic Income will be withdrawals until the total premiums paid into the policy is exhausted, and then loans. The minimum amount available for withdrawals and loans is $500, subject to state variation. However, we reserve the right to waive this minimum. Additionally, the restrictions on withdrawals from the Guaranteed Interest Accounts are waived for systematic withdrawals. You may contact the VULA for more detailed information about Systematic Income.


TRANSFER OF POLICY VALUE
--------------------------------------------------------------------------------

INTERNET, INTERACTIVE VOICE RESPONSE AND TELEPHONE TRANSFERS
You may transfer your policy value among the available investment options and make changes to your premium payment allocations by Internet, Interactive Voice Response ("IVR") or telephone. You may also write to VPMO or call VULA between the hours of 8:30 AM and 4:00 PM, Eastern Time. (The appropriate address and telephone number are on the front page.) We will execute a written request the day we receive it in good order at VPMO. We will execute transfers on the day you make the request except as noted below.

We do not charge for transfers at this time. However, we reserve the right to charge a fee of $25 for each transfer afteryour first twelve transfers in a policy year. Should we begin imposing this charge, we would not count transfers made under a Systematic Transfer Program toward the twelve-transfer limit. For more information, see "Market Timing and Other Disruptive Trading."

You may permit your registered representative to submit transfer requests on your behalf.

PHL Variable and Phoenix Equity Planning Corporation ("PEPCO"), our national distributor, will use reasonable procedures to confirm that transfer instructions are genuine. We require verification of account information and will record telephone instructions, which are stored digitally. You will receive written confirmation of all transfers. PHL Variable and PEPCO may be liable for following unauthorized transfer instructions if we fail to follow our established security procedures. However, you will bear the risk of a loss resulting from instructions entered by an unauthorized third party that PHL Variable and PEPCO reasonably believe to be genuine.

We may modify or terminate your transfer and allocation privileges at any time. You may find it difficult to exercise these privileges during times of extreme market volatility. In such a case, you should submit your request in writing.

TRANSFER RESTRICTIONS
We do not permit transfers of less than $500 unless either:

[diamond]   the entire balance in the investment option or the Guaranteed
            Interest Accounts is being transferred; or

[diamond]   the transfer is part of a Systematic Transfer Program.

We reserve the right to prohibit a transfer to any investment option if the value of your investment in that investment option immediately after the transfer would be less than $500. We further reserve the right to require that the entire balance of an investment option or the Guaranteed Interest Accounts be transferred if the value of your investment in that investment option immediately after the transfer, would be less than $500.

You may make only one transfer per policy year from the non-loaned portion of the Guaranteed Interest Account or the Long-term Guaranteed Interest Account. You may make additional transfers out of the Guaranteed Interest Account if the transfers are made as part of a Systematic Transfer Program or unless we agree to make an exception to this rule. The amount you may transfer is limited to the greater of $1,000 or 25% of the value of the non-loaned portion of the Guaranteed Interest Account. Transfers of the total non-loaned portion of the Guaranteed Interest Account may be made over a consecutive 4-year period, as described in "The Guaranteed Interest Accounts." The amount you may transfer is limited to the greater of $1,000, 10% of the value of the Long-term Guaranteed Interest Account or the amount of policy value transferred out of the Long-term Guaranteed Interest Account in the prior policy year. You may transfer policy value into the Guaranteed Interest Accounts at anytime. We reserve the right to limit maximum transfers into the Guaranteed Interest Accounts during any one-week period.

For more information on the Guaranteed Interest Accounts, please see, "The Guaranteed Interest Accounts."


CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------

GENERAL
Charges affect your policy value and the amount you may receive from your policy.

We make deductions to compensate us for our various expenses in selling, maintaining, underwriting and issuing the policy and guaranteeing certain insurance benefits. The policy provides for three types of charges; charges deducted from premium payments, periodic charges deducted monthly, and conditional charges that are imposed only if certain events occur.

CHARGES DEDUCTED FROM PREMIUM PAYMENTS

PREMIUM EXPENSE CHARGE
We deduct a premium expense charge from each premium payment to the policy that we use to reimburse the Company for a variety of expenses we incur in selling the policy (e.g., commissions, advertising and printing). This charge currently equals 6% per premium payment and is guaranteed not to exceed 8% per premium payment.


PERIODIC CHARGES

MONTHLY CHARGES
We make monthly deductions on each monthly calculation day. Your policy's first monthly calculation day is the policy date. Subsequent monthly calculation days are on the same day of each calendar month. Your policy's monthly calculation day will be listed on the policy specifications page. The policy's monthly deduction amount is the sum of the following charges: cost of insurance, mortality and expense risk charges, administrative charge, coverage charge. We do not assess monthly charges beginning on the policy anniversary on which the insured is age 100.

With the exception of the monthly deduction of the mortality and expense risk charge described below, monthly charges are deducted from your policy value in the investment options within the Separate Account, the non-loaned portion of the Guaranteed Interest Account and the Long-term Guaranteed Interest Account on a proportionate basis unless you request that we exclude any of these in your application for the policy. Should any of the investment options on your schedule become depleted, unless we agree otherwise, we will proportionally increase the deduction from the remaining investment options.

COST OF INSURANCE
We determine this charge by multiplying the appropriate cost of insurance rate by the amount at risk. The amount at risk is the difference between your policy's death benefit and your policy value. The amount at risk depends in part on the death benefit option in effect. Since the policy value is included in the death benefit under Death Benefit Option B, the death benefit under this death benefit option is affected by performance of the investment options chosen, payment of premiums and charges assessed.

We base our current rates on gender, attained age, risk class, and death benefit option at issue. We also consider the duration, or how long the policy has been in force. We are not permitted to consider gender as a factor in some states and under certain qualified plans. We base the current monthly cost of insurance charge, in part, on what we expect our future mortality experiences will be. Charges will not exceed the guaranteed cost of insurance rates set forth in your policy. The guaranteed maximum rates are equal to 100% of the 1980 Commissioners Standard Ordinary ("CSO") Mortality Table, based on the insured's last birthday. For policies sold by certain distributors, the guaranteed maximum rates are equal to 100% of the 2001 Commissioners Standard Ordinary ("CSO") Mortality Table, based on the insured's last birthday.

We will apply any change in our cost of insurance rates uniformly to all persons of the same gender, insurance age and risk class whose policies have been in force for the same length of time. We currently insure lives as either standard risk class or a risk class involving a higher mortality risk. We determine your risk class based on your health and the medical information you provide. Lives in the standard risk classes will have a lower cost of insurance for otherwise identical policies, than lives in the higher mortality risk classes. Nonsmokers will generally incur a lower cost of insurance than will similarly situated smokers.

Additionally, the cost of insurance charge applicable to your policy depends on the total face amount, including any coverage provided by the Individual Increasing Term Rider and the Individual Level Term Rider.

Applicants who qualify for our most selective risk classifications at the time of policy issue and who maintain their Body Mass Index within a specified range will be eligible for discounted cost of insurance rates at the end of policy years 5, 10, 15 and 20. Under this program, policy owners may request an improvement in risk classification. We will require evidence that the insured meets our underwriting requirements for an improved risk classification. If approved, an improved risk classification will be effective on the monthly calculation date following our approval of your request. We may cease to offer this program for new policies at any time.

MORTALITY AND EXPENSE RISK CHARGE
We assume a mortality risk that, as a whole, the people we insure may die sooner than expected. We would then pay greater total death benefits than we had expected.

We assume an expense risk that expenses we incur in issuing and maintaining the policies may exceed the administrative charges expected for the policies.

If the expenses do not exceed the charges, or if our mortality projections prove to be accurate, we may profit from this charge. We may use profits from this charge for any proper purpose, including the payment of sales expenses or any other expenses that may exceed income in a given year.

The mortality and expense risk charge applies to the policy value held in the Separate Account investment options. We guarantee that the mortality and expense risk charge will not exceed an annual rate of 0.50% of the policy value in the Separate Account in the first twenty policy years, and 0.30% of the policy value in the Separate Account beginning in policy year 21.

ADMINISTRATION CHARGE
The administrative charge compensates us for various activities associated with issuing and administering the policy. The maximum administrative charge is $7.00 per policy, per month.

COVERAGE CHARGE
The coverage charge is a monthly charge assessed during the first ten policy years on the base face amount and in all policy years for coverage provided by the Individual Level Term Rider primarily to help reimburse us for sales costs. To determine this charge, we multiply the amount of base face amount at issue and, the amount of coverage provided by the Individual Level Term Rider, if applicable, by a monthly rate that varies with the insured's gender, issue age, risk class and death benefit option at issue. The coverage charge is established at policy issue; it is not changed by decreases, withdrawals or other transactions that may affect the face amount of the policy after the policy date. However, a separate 10-year coverage charge applies to each layer of coverage. This charge is determined by multiplying the amount of the increase by the applicable monthly rate which varies based on the insured's gender, death benefit option, attained age and risk class at the time each layer is added.

LOAN INTEREST CHARGED
We charge your policy for outstanding loans at the maximum rates illustrated in the table below. As shown, the rate we charge your policy may be higher than the rate we credit the loaned portion of the Guaranteed Interest Account.

The rate of interest charged depends on the type of loan you take. For preferred loans, which are only available at issue and only up to the preferred loan amount shown on the policy schedule pages and for any capitalized interest on a preferred loan, we charge interest on loaned amounts at a rate of 3%. For other policy loans, which are not available until the second policy year, we charge a loan interest rate of 4% through the tenth policy year and 4% in policy year 11 and thereafter.

--------------------------------------------------------------------------------
 LOAN TYPE                      RATE WE CHARGE         RATE WE CREDIT TO THE
                                                       LOANED PORTION OF THE
                                                       GUARANTEED INTEREST
                                                       ACCOUNT
------------------------------- ---------------------- -------------------------
 Preferred Loan, including      4% in all policy       3%
 capitalized interest on a      years
 Preferred Loan
------------------------------- ---------------------- -------------------------
 Other Loans                    4% in all policy       3%
                                years*

--------------------------------------------------------------------------------
*Policy loans are not available until the second policy anniversary; however, policy loan interest is charged in arrears.

Loans can reduce the policy's death benefit. We deduct the amount of any outstanding loans plus any accrued loan interest from your policy value before we calculate the death benefit.

COSTS FOR POLICY RIDERS
When you apply for a policy, you can request any of the optional benefit riders we then make available and for which you are eligible under our rules. Availability of any rider, the benefits it provides and the associated charges may vary by state and we may add, delete or modify the available riders for new policies. Each rider contains specific details you should review in selecting your coverage. Optional benefit riders have their own charges which are assessed against policy value on each monthly calculation date. We may change the rates charged, but they will not exceed the maximum rates shown in the rider specification pages.

We currently make the following riders available with the policy at additional monthly charge:

o    Alternate Surrender Value Rider
o    Disability Payment of Specified Premium Rider
o    Individual Increasing Term Rider
o    Individual Level Term Rider

We also attach the following riders to the policy at issue, subject to state approval:

o    Accelerated Benefit Rider
o Life Plan Options Rider-attached automatically at issue for policies with face amounts of $1,000,000 or more
o    No Lapse Guarantee Rider
o    Overloan Protection Rider

These riders do not have monthly charges; however, the Accelerated Benefit Rider and the Overloan Protection Rider have a transaction fee imposed at the time each benefit is exercised and the benefits provided by the No Lapse Guarantee Rider require payment of premium meeting the requirements described in that rider.

More detail about the charges for these riders is located in the "Fee Table" of this prospectus and the charges that apply to your policy will be shown in the rider specifications pages. You may find more detail about these benefits in the section of this prospectus entitled "Other Available Policy Benefits."

CONDITIONAL CHARGES
These are other charges that are imposed only if certain events occur.

[diamond]   SURRENDER CHARGE. The surrender charge applies during the first ten policy years for coverage provided by the base face amount and for the first fifteen years for coverage provided by the Individual
            Level Term Rider if you surrender the policy for its net surrender value or request a face amount decrease. This charge is intended to recoup the costs incurred in issuing the policy. The actual surrender charge will never exceed policy value; therefore, we will never require you to submit an additional payment in order to surrender your policy.

            The surrender charge is an amount determined by multiplying the number of thousands of face amount of the policy at issue by the base surrender charge factor. The base surrender charge factor will vary by the insured's gender, issue age, death benefit option at issue and risk class. We calculate surrender charges for the face amount at issue and each additional coverage layer separately. Tables of surrender charges for the face amount at issue and each coverage layer are included in the specifications pages of the policy. The total surrender charge that applies is the sum of each surrender charge applicable to the requested surrender.

The surrender charge is assessed against the policy value in proportion to the policy's values in the Separate Account, and the Guaranteed Interest Accounts, excluding loaned amounts, on the effective date of the surrender or decrease in face amount.

We do not impose a surrender charge after the policy anniversary on which the insured has reached age 100.

[diamond]   PARTIAL SURRENDER CHARGE

            o REQUESTED FACE AMOUNT DECREASE - a pro rata portion of the surrender charge will be deducted from your policy value in direct proportion to any decrease in face amount. This charge is intended to recoup the costs of issuing the policy.

            o WITHDRAWAL OF POLICY VALUE - a pro rata portion of the surrender charge will be deducted from your policy value in direct proportion to any withdrawal of policy value. Face amount reductions may result if you request a withdrawal of policy value. This charge is intended to recoup the costs of issuing the policy.

[diamond]   TRANSFER CHARGE. Currently, we do not charge for transfers, however, we reserve the right to charge up to $25.00 for each transfer in excess of twelve each policy year upon prior written notice. This charge, if we were to impose a transfer charge, would be intended to recoup the cost of administering the transfer.

[diamond]   WITHDRAWAL FEE. We reserve the right to charge a fee of up to $25 per withdrawal for withdrawals of policy value.

TAX CHARGES
Currently, no charge is made against the Separate Account for federal income taxes that may be attributable to the Separate Account. The Separate Account may, however, make such a charge in the future for these or any other taxes attributable to the Separate Account, should the Separate Account become liable for such taxes.

FUND CHARGES
As compensation for investment management services to the funds, the advisors are entitled to fees, payable monthly and based on an annual percentage of the average aggregate daily net asset values of each series. We provide a table of these charges in the Fee Tables Section of this prospectus.

These fund charges and other expenses are described more fully in the fund prospectuses. You may obtain a fund prospectus by contacting VULA.


MARKET TIMING AND OTHER DISRUPTIVE TRADING
--------------------------------------------------------------------------------

We discourage market timing activity, frequent transfers of policy value among investment options and other activity determined to be "Disruptive Trading", as described below. Your ability to make transfers among investment options under the policy is subject to modification if we determine, in our sole opinion, that your exercise of the transfer privilege constitutes "Disruptive Trading" that may disadvantage or potentially harm the rights or interests of other policy owners.

"Disruptive Trading" includes, but is not limited to: frequent purchases, redemptions and transfers; transfers into and then out of an investment option in a short period of time; and transfers of large amounts at one time. The risks and harmful effects of Disruptive Trading include:

[diamond]   dilution of the interests of long-term investors in an investment option, if market timers or others transfer into or out of the investment option rapidly in order to take advantage of market price fluctuations;

[diamond]   an adverse affect on portfolio management, as determined by portfolio management in its sole discretion, such as causing the underlying fund to maintain a higher level of cash than would otherwise be the case, or causing the underlying fund to liquidate investments prematurely; and

[diamond]   increased brokerage and administrative expenses.

To protect our policy owners and the underlying funds from Disruptive Trading, we have adopted certain policies and procedures.

Under our Disruptive Trading policy, we can modify your transfer privileges for some or all of the investment options. Modifications include, but are not limited to, not accepting a transfer request from you or from any person, asset allocation service, and/or market timing service made on your behalf. We may also limit the amount that may be transferred into or out of any investment option at any one time. Unless prohibited by the terms of your policy, we may (but are not obligated to):

[diamond]   limit the dollar amount and frequency of transfers (e.g., prohibit more than one transfer a week, or more than two a month, etc.),

[diamond]   restrict the method of making a transfer (e.g., require that all transfers into a particular investment option be sent to our Service
            Center by first class U.S. mail and/or rescind telephone, internet, IVR or fax transfer privileges),

[diamond]   require a holding period for some investment options (e.g., prohibit transfers into a particular investment option within a specified period of time after a transfer out of that investment option),

[diamond]   impose redemption fees on short-term trading (or implement and administer redemption fees imposed by one or more of the underlying funds), or

[diamond]   impose other limitations or restrictions.

Currently we attempt to detect Disruptive Trading by monitoring both the dollar amount of individual transfers and the frequency of a policy owner's transfers. With respect to both dollar amount and frequency, we may consider an individual transfer alone or when combined with transfers from other policies owned by or under the control or influence of the same individual or entity. We currently review transfer activity on a regular basis. We also consider any concerns brought to our attention by the managers of the underlying funds. We may change our monitoring procedures at any time without notice.

Because we reserve discretion in applying these policies, they may not be applied uniformly. However, we will to the best of our ability apply these policies uniformly. Consequently, there is a risk that some policy owners could engage in Disruptive Trading while others will bear the effects of their activity.

Currently we attempt to detect Disruptive Trading by monitoring activity for all policies. Possible Disruptive Trading activity may result in our sending a warning letter advising the owner of our concern. Regardless of whether a warning letter is sent, once we determine that Disruptive Trading activity has occurred, we may revoke the owner's right to make Internet and Interactive Voice Response (IVR) transfers. We will notify policy owners in writing (by mail to their address of record on file with us) if we limit their trading.

We have adopted these policies and procedures as a preventative measure to protect all policy owners from the potential affects of Disruptive Trading, while recognizing the need for policy holders to have available reasonable and convenient methods of making transfers that do not have the potential to harm other policy owners.

We currently do not make any exceptions to the policies and procedures discussed above to detect and deter Disruptive Trading. We may reinstate Internet, IVR, telephone and fax transfer privileges after they are revoked, but we will not reinstate these privileges if we have reason to believe that they might be used thereafter for Disruptive Trading.

We cannot guarantee that our monitoring will be 100% successful in detecting and restricting all transfer activity that constitutes Disruptive Trading. Moreover, we cannot guarantee that revoking or limiting a policy owner's Internet, IVR, telephone and fax transfer privileges will successfully deter all Disruptive Trading. In addition, some of the underlying funds are available to insurance companies other than Phoenix and we do not know whether those other insurance companies have adopted any policies and procedures to detect and deter Disruptive Trading, or if so what those policies and procedures might be. Because we may not be able to detect or deter all Disruptive Trading and because some of these funds are available through other insurance companies, some policy owners may be treated differently than others, resulting in the risk that some policy owners could engage in Disruptive

Trading while others will bear the effects of their activity.

We may, without prior notice, take whatever action we deem appropriate to comply with or take advantage of any state or federal regulatory requirement. In addition, orders for the purchase of underlying fund shares are subject to acceptance by the relevant fund. We reserve the right to reject, without prior notice, any transfer request into any investment option if the purchase of shares in the corresponding underlying fund is not accepted for any reason.

We do not include transfers made pursuant to the Dollar Cost Averaging, Automatic Asset Rebalancing or other similar programs when applying our Disruptive Trading policy.


ALLOCATION PROGRAMS
--------------------------------------------------------------------------------

You may elect any of the allocation programs described below at no charge and at any time. We may discontinue, modify or amend these programs as well as offer new programs in the future.

ASSET ALLOCATION AND STRATEGIC PROGRAMS
Asset allocation and strategic programs (referred to as "programs" throughout this section) are intended to optimize the selection of investment options for a given level of risk tolerance, in order to attempt to maximize returns and limit the effects of market volatility. The programs reflect the philosophy that diversification among asset classes may help reduce volatility. An asset class is a category of investments that have similar characteristics, such as stocks, or bonds. Within asset classes there are often further divisions. For example, there may be divisions according to the size of the issuer (large cap, mid cap, small cap) or type of issuer government, corporate, municipal).

We currently offer the following programs: Franklin Templeton Founding Investment Strategy, Phoenix-Ibbotson Strategic Asset Allocation, and Phoenix-S&P Dynamic Asset Allocation Series* which are described below. For ease of reference, throughout this section of the prospectus, we refer to these asset allocation and strategic programs, simply as "programs", and we refer to the asset allocation options available within the programs, as "options." There is presently no additional charge for participating in these programs and options. We may, on a prospective basis, charge fees for individual programs and may vary fees among the available programs.

You may participate in only one program at a time. Subject to regulatory requirements and approvals, in the future we may modify or eliminate any existing program or option, or may offer other asset allocation services which, at our discretion, may be available to current and/or prospective contract owners. For the most current information on any program or option, please contact your registered representative.

*"S&P," "S&P 500," "SPDR," "Standard & Poor's" and "Standard & Poor's Depositary Receipts" are registered trademarks of The McGraw-Hill Companies, Inc.

SELECTING A PROGRAM AND OPTION
If you are interested in adding a program, consult with your registered representative to discuss your choices. For certain programs, a questionnaire may be used to help you and your registered representative assess your financial needs, investment time horizon, and risk tolerance. You should periodically review these factors to determine if you need to change programs or options. You may at any time switch your current program or option, as well as to any modified or new programs or options the Company may make available. You may cancel your participation in a program at any time, and later re-enroll in a program, after first consulting with your registered representative and then contacting our Main Administrative Office. If a program is eliminated, you will receive notice and you may choose, in consultation with your registered representative, among the other programs available at that time.

The following programs are currently available:

[diamond]   FRANKLIN TEMPLETON FOUNDING INVESTMENT STRATEGY
            Through the Franklin Templeton Founding Investment Strategy, premium payments and policy value are allocated to the three investment options as listed below. On a monthly basis, we will rebalance the policy value allocated to the three investment options back to the original allocation percentages in each investment option.

            o   Franklin Income Securities Fund - 34%
            o   Mutual Shares Securities Fund - 33%
            o   Templeton Growth Securities Fund - 33%

[diamond]   PHOENIX-IBBOTSON STRATEGIC ASSET ALLOCATION

            PHL Variable and Ibbotson Associates have developed five asset allocation options, each comprised of selected combinations of investment options. The options approved for use are:

            o   Conservative Portfolio
            o   Moderately Conservative Portfolio
            o   Moderate Portfolio
            o   Moderately Aggressive Portfolio
            o   Aggressive Portfolio

            On a periodic basis (typically annually), Ibbotson evaluates the options and updates them to respond to market conditions and to ensure style consistency. If you select one of the Phoenix-Ibbotson options, your premium payments (policy value for in force policies), however, will not be allocated in accordance with the updated options unless you specifically request we do so. On an annual basis, we will rebalance the policy value allocated to the investment options of the Separate Account used in the asset allocation option for your policy back to the original percentages. You should consult with your registered representative for the most current information on this program and the options within the program.

[diamond]   PHOENIX-S&P DYNAMIC ASSET ALLOCATION SERIES
            The Phoenix-S&P Dynamic Asset Allocation Series are "funds of funds" that invest in other mutual funds based on certain target percentages. The series were designed on established principles of asset allocation and are intended to provide various levels of potential total return at various levels of risk. Asset allocations are updated quarterly, or more often, depending on changes in the economy or markets. Each option is rebalanced regularly to the most recent allocations. The options approved for use are:

            o   Phoenix-S&P Dynamic Asset Allocation Series: Moderate
            o   Phoenix-S&P Dynamic Asset Allocation Series: Moderate Growth
            o   Phoenix-S&P Dynamic Asset Allocation Series: Growth
            o   Phoenix-S&P Dynamic Asset Allocation Series: Aggressive Growth

            If you should elect any of the programs listed above, transfers made under these programs will not reduce the 12 transfers per year limit under this policy.


SYSTEMATIC TRANSFER PROGRAMS
--------------------------------------------------------------------------------

You may elect a systematic transfer program that we offer under the policy. We reserve the right to change, eliminate or add optional programs subject to applicable laws.

We base transfers under a Systematic Transfer Program on the investment option values on the first day of the month following our receipt of your transfer request. Should the first day of the month fall on a holiday or weekend, we will process the transfer on the next business day. You may have only one program in effect at a time.

We do not charge for these programs.

ASSET REBALANCING PROGRAM
Under this program, we transfer policy value among the investment options to match your chosen allocation percentages. You can choose to have us make these transfers monthly, quarterly, semiannually or annually. We reserve the right to not permit transfers to or from the Guaranteed Interest Accounts.

You may start or discontinue this program at any time by submitting a written request to VPMO or calling VULA (see page one). The Asset Rebalancing Program does not ensure a profit nor guarantee against a loss in a declining market. We reserve the right not to allow election of the Asset Rebalancing Program while the Dollar Cost Averaging Program is in effect.

DOLLAR COST AVERAGING PROGRAM
Dollar Cost Averaging periodically transfers policy value from one of the investment options or from the Guaranteed Interest Account (a "source account") to one or several of the available investment options ("target investment options") and the Long-term Guaranteed Interest Account. You choose to make these transfers monthly, quarterly, semiannually or annually. The minimums you may transfer from the source account are:

[diamond]  $25 monthly             [diamond]  $150 semiannually
[diamond]  $75 quarterly           [diamond]  $300 annually

You must have at least $2,000 in the source account to begin a Dollar Cost Averaging Program. Should the value in the source account fall below the transfer amount, we will transfer the remaining balance and end the Program. Transfers must be made in approximately equal amounts over a minimum of six months. The Dollar Cost Averaging Program is not available if you invest through a bank draft program.

You may start or discontinue this program at any time by submitting a written request to VPMO, or calling VULA (see page one). Dollar Cost Averaging does not ensure a profit nor guarantee against a loss in a declining market. We reserve the right not to allow election of the Dollar Cost Averaging Program while the Asset Rebalancing Program is in effect.

ENHANCED DOLLAR COST AVERAGING PROGRAM
We may at different times offer an Enhanced Dollar Cost Averaging Program that can offer a higher interest rate during selected periods. This program will not be offered at the same time as the standard Dollar Cost Averaging program. Under this program, the first net premium payment will be held in the money market investment option of the Separate Account and then transferred to the source account at the end of the policy's right to cancel period. The source account is an account within the Guaranteed Interest Account. If you elect this program, monthly transfers from the source account to the target accounts you establish will begin on the first monthly calculation day following the end of the right to cancel period. The Enhanced Dollar Cost Averaging interest rate will be guaranteed from the end of the right to cancel period to the end of the first policy anniversary. This may be substantially less than a full year if the policy has been backdated to save age.


POLICY LAPSE AND REINSTATEMENT
--------------------------------------------------------------------------------

LAPSE
Payment of the initial premium, no matter how large or the payment of additional premiums will not necessarily guarantee the policy will remain in force. If you take a withdrawal or a policy loan, it could negatively affect the policy value, and therefore increase the risk of policy lapse.

If the policy value is less than the monthly deduction, we will allow a grace period of 61 days during which you must pay an amount equal to three times the required monthly deduction plus any amount overdue to prevent the policy from lapsing.

If you fail to make the required payment before the 61-day grace period ends, the policy will lapse and expire without value. We will mail you notice at least 15 days and not more than 45 days before any potential lapse will occur. By lapse, we mean that the policy is no longer in full force and has no available value.

The policy will remain in force during the grace period. We apply any premium payment we receive during the grace period, less the premium expense charge, to first pay any monthly deductions due during the grace period. We will apply any excess premium according to your current premium allocation schedule.

The death benefit during the grace period is equal to the death benefit immediately before the grace period begins.

NO LAPSE GUARANTEE BENEFIT
Subject to state approval, this benefit will be made a part of the policy by rider automatically attached at issue. The rider provides for four No Lapse Guarantee periods as shown in the specification pages for the rider. Under the rider, as long as the cumulative premium test, described below, is satisfied for any No Lapse Guarantee periods then in effect, the policy will not lapse even if the policy's account value reduces to zero as a result of adverse investment performance or other factors. There is no separate charge for the No Lapse Guarantee benefit; however, to maintain the guarantee, the policy must meet the total cumulative premiums test. This test requires that cumulative premiums paid since policy issue (accumulated at 4%) less withdrawals (accumulated at 4%) and less policy loans and accrued interest be at least equal to the minimum cumulative monthly No Lapse Guarantee premiums since issue for all No Lapse Guarantee periods then in effect (accumulated at 4%).

The monthly No Lapse Guarantee premium will be set at the time the rider is issued and will vary based on the total face amount, the insured's age, gender, risk classification, additional ratings, other than flat extra ratings, and the amount, if any, provided by the Disability Payment of Specified Premium Benefit Rider. The monthly No Lapse Guarantee premiums will be shown on the specification page for the feature.

If the policy does not meet this total cumulative premium test, the policy owner will have a certain amount of time, depending on the No Lapse Guarantee period in effect, within which to restore the option by paying a shortfall amount. The shortfall amount is the amount by which the total cumulative premiums paid to the policy is less than the amount required by the total cumulative premium test.

If the total cumulative premium test is not met and the policy owner does not restore the No Lapse Guarantee by paying the shortfall amount within the required period, the No Lapse Guarantee will terminate and cannot be reinstated. Also, if there is not sufficient policy value at that time to pay any monthly charges due, the policy will enter the grace period. While the No Lapse Guarantee benefit is in effect, the premium necessary to restore a policy that has entered the grace period is different from the amount otherwise required to restore a policy in the grace period. The premium necessary to restore a policy with the No Lapse Guarantee benefit is the lesser of:

o an amount that will result in a net surrender value equal to at least three monthly deductions plus monthly deduction amounts that have been incurred but not charged under the policy as a result of the No Lapse Guarantee benefit; and

o If the shortfall period has not expired, the shortfall amount plus the next three monthly No Lapse Guarantee premiums.

TERMINATION
This policy terminates automatically on the earliest of the date of death, full surrender, or the date that the grace period expires without the payment of sufficient premium in accordance with the lapse provision.

REINSTATEMENT
Unless this policy has been surrendered for its net surrender value, this policy may be reinstated at any time within five years from the date of the premium default. You may request reinstatement in writing and will require submission of evidence of insurability satisfactory to us along with the payment of an amount that would result in a net surrender value equal to at least three monthly deductions.


OTHER AVAILABLE POLICY BENEFITS
--------------------------------------------------------------------------------

When you apply for a policy, you can request any of the optional benefit riders we then make available. Availability of any rider, the benefits it provides and the associated charges may vary by state, and our rules and procedures will govern eligibility for any rider. Each rider contains specific details you should review in selecting your coverage. Riders we offer as optional riders have separate monthly charges as shown in the "Fee Tables" of this prospectus.

We currently make the optional riders listed below available with the policy. We may also add, delete or modify the list of optional riders.

ALTERNATE SURRENDER VALUE RIDER. This rider will provide a higher cash surrender value in the early policy years. Upon full surrender of the policy during the rider benefit period, we will pay the policy owner the greater of the cash surrender value of the policy and the Alternate Surrender Value. The Alternate Surrender Value equals the lesser of

o    The policy cash surrender value; and
o The lesser of all premiums paid for the policy or the policy value plus a refund of all of the following charges made on the policy since issue: premium expense charges, administrative charges, coverage charges and charges for the Alternate Surrender Value Rider.

DISABILITY PAYMENT OF SPECIFIED PREMIUM RIDER. This rider provides a benefit of a specified monthly amount due to the total disability of the insured as defined in the rider. The benefit amount is credited to the policy on each monthly calculation date during a period of the insured's total disability that persists for at least 6 continuous months and occurs within a disability benefit period. The rider terminates on the policy anniversary immediately following the insured's 65th birthday; however, benefits will continue to be paid beyond that time if the insured has been continuously disabled under the terms of the rider since the policy anniversary immediately following the insured's

60th birthday. The rider will also terminate under other circumstances described in the rider.

INDIVIDUAL INCREASING TERM RIDER. This optional rider, available only with Death Benefit Option A, will provide annually renewable term insurance coverage beginning in the second policy year. If an insured meets our underwriting criteria, at the time of application the policy owner may select either percentage or fixed dollar increases, or monthly increases based on the amount of premium paid to the policy in the prior month. After the rider is issued, the type of increase selected and the percentage or amount of any increase may be decreased but not increased. Increases provided by the rider will terminate upon the earliest of the policy owner's request to decrease the rider face amount or the policy face amount, withdrawal of policy value, or the policy anniversary following the date the insured reaches age 100.

INDIVIDUAL LEVEL TERM RIDER. This rider provides additional level term insurance until the insured reaches age 100. The initial rider death benefit is limited to nine times the policy's initial face amount. This rider and the level term face amount are elected at issue. Coverage provided by this rider has its own coverage charge and is subject to its own surrender charge.

Coverage provided by this rider is affected by policy decreases or withdrawals if the amount of the decrease or withdrawal exceeds any coverage provided by the Individual lncreasing Term Rider. A partial surrender charge will also apply in these cases. Termination of the rider under any circumstances will result in the rider surrender charge being applied on the amount of coverage provided by the Individual Level Term Rider.

We also attach certain riders to the policy automatically at issue, subject to state availability. These riders do not have separate monthly charges but the Accelerated Benefit Rider and the Overloan Protection Rider have transaction charges that are assessed at the time the benefit is exercised. We may add, modify or delete riders available with this policy for new policies.

ACCELERATED BENEFIT RIDER. Under certain conditions, in the event of the terminal illness of the insured, an accelerated payment of up to 75% of the policy's death benefit (up to a maximum of $250,000) is available under this rider. The minimum face amount of the policy after any such accelerated payment is $10,000.

LIFEPLAN OPTIONS RIDER. This rider is only available for policies of $1 million face amount or more. This rider is not available with any policy issued as part of a qualified plan. At specified 5th, 10th and 15th year policy anniversaries, subject to various limitations as set forth in the rider, the rider provides the following favorable policy options:

1) An option to increase the total face amount of the policy by up to $1,000,000 without a medical exam requirement, while other traditional underwriting rules will still apply.

2) An option to reduce the base policy face amount up to 50% without incurring a partial surrender charge.

3) An option to exchange the policy for an annuity without incurring a surrender charge. This option is only available during the 90 days prior to the 10th and 15th policy anniversaries.

NO LAPSE GUARANTEE RIDER. This rider provides a guarantee that the policy will not lapse as a result of the cash value becoming insufficient to pay the policy's monthly charges if the conditions of the rider are met. For additional details, see the "Lapse and Reinstatement" section of this prospectus.

OVERLOAN PROTECTION RIDER. This rider is designed to prevent a heavily loaned policy from lapsing. For additional details, see the "Policy Loan" section of this prospectus.

You should read the riders carefully for all their terms and conditions.


GENERAL
--------------------------------------------------------------------------------

POSTPONEMENT OF PAYMENTS
We may postpone payment of surrenders, partial withdrawals, policy loan or death benefits in certain cases including the following circumstances:

[diamond]   we may postpone for up to six months, payment for any transaction that depends on the value of the Guaranteed Interest Accounts;

[diamond]   we may postpone payment whenever the NYSE is closed on what would otherwise be a regular trading day, trading on the NYSE is restricted, on days when a certain market is closed (e.g., the U.S.
            Government bond market is closed on Columbus Day and Veteran's Day) or may have closed early; or

[diamond]   when the SEC decides an emergency exists and the sale of securities or the determination of the value of securities in the Separate
            Account is not reasonably practicable.

Transfers also may be postponed under these circumstances.

RESERVATION OF COMPANY RIGHTS TO CHANGE THE SEPARATE ACCOUNT
We have the right, subject to compliance with applicable law, to add, delete, or substitute investment options of the Separate Account, combine the Separate Account into another Separate Account, transform the Separate Account into a mutual fund, and/or deregister the Separate Account under the Investment Company Act of 1940. We also reserve the right to close any underlying fund to new investment or eliminate the shares of any underlying fund(s) if they are no longer available for investment, or if we believe investing in any underlying fund(s) is no longer appropriate for the purposes of the Separate Account.


TAX CONSIDERATIONS
--------------------------------------------------------------------------------

GENERAL
This discussion is general in nature and is not intended as income tax advice. We make no attempt to consider any estate and inheritance taxes, or any state, local or other tax laws. Because this discussion is based upon our understanding of federal income tax laws as they are currently interpreted, we cannot guarantee the income tax status of any policy. The Internal Revenue Service ("IRS") makes no representation regarding the likelihood of continuation of current federal income tax laws, U.S. Treasury regulations or of the current interpretations. We reserve the right to make changes to the policy to assure that it will continue to qualify as a life insurance contract for federal income tax purposes.

The ultimate effect of federal income taxes on values under the Separate Account and on the economic benefit to you or your beneficiary depends on our income tax status and upon the income tax status of the individual concerned. For complete information on federal and state income tax considerations, an income tax advisor should be consulted.

INCOME TAX STATUS
We are taxed as a life insurance company under the Internal Revenue Code of 1986 (the "Code"), as amended. For federal income tax purposes, neither the Separate Account nor the Guaranteed Interest Accounts are separate entities from Phoenix Life Insurance Company. PHL Variable Insurance Company and Phoenix Life and Annuity Company and their operations form a part of the companies.

Investment income and realized capital gains on the assets of the Separate Account are reinvested and taken into account in determining the value of the Separate Account. Investment income of the Separate Account, including realized net capital gains, is not taxed to us. Due to our income tax status under current provisions of the Code, no charge currently will be made to the Separate Account for our federal income taxes which may be attributable to the Separate Account. We reserve the right to make a deduction for taxes if our federal income tax treatment is determined to be other than what we currently believe it to be, if changes are made affecting the income tax treatment to our variable life insurance contracts, or if changes occur in our income tax status. If imposed, such charge would be equal to the federal income taxes attributable to the investment results of the Separate Account.

POLICY BENEFITS

TAX TREATMENT AS LIFE INSURANCE
In order to be treated as life insurance for federal income tax purposes, the policy must meet certain requirements. If these requirements are met, the death benefits are generally received without federal income tax and the earnings on the policy are not subject to federal income tax until withdrawn. These requirements include definitional tests and rules for diversification of the policy's investments. These requirements are generally described below.

DEATH BENEFIT PROCEEDS
The policy, whether or not it is a modified endowment contract (see "Modified Endowment Contracts"), should be treated as meeting the definition of a life insurance contract for federal income tax purposes under Section 7702 of the Code. As such, the death benefit proceeds thereunder should be excludable from the gross income of the beneficiary under Code Section 101(a)(1) unless there has been a transfer for valuable consideration. Also, a policy owner should not be considered to be in constructive receipt of the net surrender value, including investment income. However, see the sections below on possible taxation of amounts received under the policy, via full surrender, partial surrender or loan. In addition, a benefit paid under the Accelerated Benefit Rider may be taxable as income in the year of receipt.

Code Section 7702 imposes certain conditions with respect to premiums received under a policy based on the definitional test you choose for the policy. We monitor the premiums to assure compliance with such conditions. However, if the premium limitation is exceeded during the year, we may return the excess premium, with interest, to the policy owner within 60 days after the end of the policy year, and maintain the qualification of the policy as life insurance for federal income tax purposes.

There are two definitional tests for life insurance in the Internal Revenue Code; (1) Cash Value Accumulation Test, and (2) Guideline Premium Test. The selection of the tests is made at issue and cannot be changed thereafter. The choice of test is dependent on several factors, including the insured's age at issue and intention of the owner concerning policy funding patterns. You should consult your own tax advisor for advice with respect to the selection of the definitional test for your policy.

Under the Cash Value Accumulation Test, there must, at all times, be a minimum ratio of death benefit to cash value. Compliance with the test is based on the policy design at issue. The premiums permitted under this test are based on the death benefit, age and characteristics of the insured and types of riders on the policy.

Under the Guideline Premium test, there is a limit as to the amount of premium that can be paid into the policy in relation to the death benefit. The initial premium limit is based on the death benefit, age and characteristics of the insured and types of riders on the policy. The actual premium limits each year will depend on the amount of premiums paid in a prior year. In addition to this premium test, there is also a minimum ratio of death benefit to cash value under the Cash Value Corridor. This Corridor looks to the age of the insured and the cash value each year and may require periodic adjustments in death benefit for compliance. In general, the death benefit required under this test if lower than that under the Cash Value Accumulation Test.

FULL SURRENDER
Upon full surrender of a policy for its net surrender value, the excess, if any, of the policy value (unreduced by any outstanding indebtedness) over the premiums paid will be treated as ordinary income for federal income tax purposes. The full surrender of a policy that is a modified endowment contract may result in the imposition of an additional 10% tax on any income received.

PARTIAL SURRENDER
If the policy is a modified endowment contract, partial surrenders and other distributions are fully taxable to the extent of income in the policy and are possibly subject to an additional 10% tax. See the discussion on modified endowment contracts below. If the policy is not a modified endowment contract, partial surrenders still may be taxable, as follows. Code Section 7702(f)(7) provides that where a reduction in death benefits occurs during the first 15 years after a policy is issued and there is a cash distribution associated with that reduction, the policy owner may be taxed on all or a part of that amount distributed. A reduction in death benefits may result from a partial surrender. After 15 years, the proceeds will not be subject to tax, except to the extent such proceeds exceed the total amount of premiums paid but not previously recovered. We suggest you consult with your tax advisor in advance of a proposed decrease in death benefits or a partial surrender as to the portion, if any, which would be subject to tax, and in addition as to the impact such partial surrender might have under the new rules affecting modified endowment contracts. The benefit payment under the Accelerated Benefit Rider is not considered a partial surrender.

LOANS
We believe that any loan received under a policy will be treated as your indebtedness. If the policy is a modified endowment contract, loans are fully taxable to the extent of income in the policy and are possibly subject to an additional 10% tax. See the discussion on modified endowment contracts. If the policy is not a modified endowment contract, we believe that no part of any loan under a policy will constitute income to you as long as the policy remains in force.

The deductibility by a policy owner of loan interest under a policy may be limited under Code Section 264, depending on the circumstances. A policy owner intending to fund premium payments through borrowing should consult an income tax advisor with respect to the tax consequences. Under the "personal" interest limitation provisions of the Code, interest on policy loans used for personal purposes is not tax deductible. Other rules may apply to allow all or part of the interest expense as a deduction if the loan proceeds are used for "trade or business" or "investment" purposes. See your tax advisor for further guidance.

BUSINESS-OWNED POLICIES
If a business or a corporation owns the policy, the Code may impose additional restrictions. The Code limits the interest deduction on business-owned policy loans and may impose tax upon the inside build-up of corporate-owned life insurance policies through the corporate alternative minimum tax.

MODIFIED ENDOWMENT CONTRACTS

GENERAL
Pursuant to Code Section 72(e), loans and other amounts received under modified endowment contracts will, in general, be taxed to the extent of accumulated income (generally, the excess of policy value over premiums paid). Life insurance policies can be modified endowment contracts if they fail to meet the "7-pay test" of Code Section 7702A.

This test compares your policy to a hypothetical life insurance policy of equal face amount which requires seven equal annual premiums to be "fully paid-up," continuing to provide a level death benefit with no further premiums. A policy becomes a modified endowment contract if, at any time during the first seven years, the cumulative premium paid on the policy exceeds the cumulative premium that would have been paid under the hypothetical policy. Premiums paid during a policy year but which are returned by us with interest within 60 days after the end of the policy year will be excluded from the 7-pay test. A life insurance policy received in exchange for a modified endowment contract will be treated as a modified endowment contract.

REDUCTION IN BENEFITS DURING THE FIRST SEVEN YEARS
If there is a reduction in death benefits previously elected, during the first seven policy years, the premiums are redetermined for purposes of the 7-pay test as if the policy originally had been issued at the reduced death benefit level and the new limitation is applied to the cumulative amount paid for each of the first seven policy years.

DISTRIBUTIONS AFFECTED
If a policy fails to meet the 7-pay test, it is considered a modified endowment contract only as to distributions in the year in which the test is failed and all subsequent policy years. However, distributions made in anticipation of such failure (there is a presumption that distributions made within two years prior to such failure were "made in anticipation") also are considered distributions under a modified endowment contract. If the policy satisfies the 7-pay test for seven years, and is not materially changed, the policy generally will not be subject to the modified endowment contract rules.

PENALTY TAX
Any amounts taxable under the modified endowment contract rule will be subject to an additional 10% excise tax, with certain exceptions. This additional tax will not apply in the case of distributions that are:

[diamond]   made on or after the taxpayer attains age 59 1/2;

[diamond]   attributable to the taxpayer's disability (within the meaning of
            Code Section 72(m)(7)); or

[diamond]   part of a series of substantially equal periodic payments (not less often than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or life expectancies) of the taxpayer and his beneficiary.

MATERIAL CHANGE RULES
Any determination of whether the policy meets the 7-pay test will begin again any time the policy undergoes a "material change," which includes any increase in death benefits or any increase in or addition of a qualified additional benefit, or any increase in or addition of any rider benefit available as an optional insurance benefit (described above), with the following two exceptions.

[diamond]   First, if an increase is attributable to premiums paid "necessary to fund" the lowest death benefit and qualified additional benefits payable in the first seven policy years or to the crediting of interest or dividends with respect to these premiums, the "increase" does not constitute a material change.

[diamond]   Second, to the extent provided in regulations, if the death benefit or qualified additional benefit increases as a result of a cost-of-living adjustment based on an established broad-based index specified in the policy, this does not constitute a material change if:

            o the cost-of-living increase is funded ratably over the remaining premium payment period of the policy.

A material change may occur at any time during the life of the policy (within the first seven years or thereafter), and future taxation of distributions or loans would depend upon whether the policy satisfied the applicable 7-pay test from the time of the material change. An exchange of policies is considered to be a material change for all purposes.

SERIAL PURCHASE OF MODIFIED ENDOWMENT CONTRACTS
All modified endowment contracts issued by the same insurer (or affiliated companies of the insurer) to the same policy owner within the same calendar year will be treated as one modified endowment contract in determining the taxable portion of any loans or distributions made to the policy owner. The U.S. Treasury has been given specific legislative authority to issue regulations to prevent the avoidance of the new distribution rules for modified endowment contracts. A tax advisor should be consulted about the tax consequences of the purchase of more than one modified endowment contract within any calendar year.

LIMITATIONS ON UNREASONABLE MORTALITY AND EXPENSE CHARGES
The Code imposes limitations on unreasonable mortality and expense charges for purposes of ensuring that a policy qualifies as a life insurance contract for federal income tax purposes. The mortality charges taken into account to compute permissible premium levels may not exceed those charges required to be used in determining the federal income tax reserve for the policy, unless U.S. Treasury regulations prescribe a higher level of charge. In addition, the expense charges taken into account under the guideline premium test are required to be reasonable, as defined by the U.S. Treasury regulations. We will comply with the limitations for calculating the premium we are permitted to receive from you.

QUALIFIED PLANS
A policy may be used in conjunction with certain qualified plans. Since the rules governing such use are complex, you should not use the policy in conjunction with a qualified plan until you have consulted a pension consultant or income tax advisor.

DIVERSIFICATION STANDARDS
To comply with the Diversification Regulations under Code Section 817(h), ("Diversification Regulations") each series is required to diversify its investments. The Diversification Regulations generally require that on the last day of each calendar quarter the series' assets be invested in no more than:

[diamond]   55% in any one investment
[diamond]   70% in any two investments
[diamond]   80% in any three investments
[diamond]   90% in any four investments

A "look-through" rule applies to treat a pro rata portion of each asset of a series as an asset of the Separate Account; therefore, each series will be tested for compliance with the percentage limitations. For purposes of these diversification rules, all securities of the same issuer are treated as a single investment, but each United States government agency or instrumentality is treated as a separate issuer.

The general diversification requirements are modified if any of the assets of the Separate Account are direct obligations of the U.S. Treasury. In this case, there is no limit on the investment that may be made in U.S. Treasury securities, and for purposes of determining whether assets other than U.S. Treasury securities are adequately diversified, the generally applicable percentage limitations are increased based on the value of the Separate Account's investment in U.S. Treasury securities. Notwithstanding this modification of the general diversification requirements, the portfolios of the funds will be structured to comply with the general diversification standards because they serve as an investment vehicle for certain variable annuity contracts that must comply with these standards.

We intend to comply with the Diversification Regulations to assure that the policies continue to qualify as a life insurance contract, for federal income tax purposes.

OWNER CONTROL
For variable contracts, tax deferral depends on the insurance company and not you having control of the assets held in the separate accounts. You can allocate policy value from one fund of the separate account to another but you cannot direct the investments each fund makes. If you have too much "investor control" of the assets supporting the separate account funds, then you will be taxed on the gain in the contract as it is earned rather than when it is withdrawn.

In 2003, the IRS in Revenue Ruling 2003-91, issued formal guidance that indicates that if the number of underlying mutual funds available in a variable insurance product does not exceed 20, the number of underlying mutual funds alone would not cause the contract to not qualify for the desired tax treatment. The IRS has also indicated that exceeding 20 investment options may be considered a factor, along with other factors, including the number of transfer opportunities available under the contract, when determining whether the contract qualifies for the desired tax treatment. The Revenue Ruling did not indicate the actual number of underlying mutual funds that would cause the contract to not provide the desired tax treatment but stated that whether the owner of a variable contract is to be treated as the owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances.

The Revenue Ruling considered certain variable annuity and variable life insurance contracts and held that the types of actual and potential control that the contract owners could exercise over the investment assets held by the insurance company under the variable contracts was not sufficient to cause the contract owners to be treated as the owners of those assets and thus to be subject to current income tax on the income and gains produced by those assets. Under this contract, like the contracts described in the Revenue Ruling, there will be no arrangement, plan, contract or agreement between the contract owner and the company, regarding the availability of a particular investment option and, other than the contract owner's right to allocate premium payments and transfer funds among the available investment options, all investment decisions concerning the investment options will be made by us or an advisor in its sole and absolute discretion.

At this time, it cannot be determined whether additional guidance will be provided by the U.S. Treasury on this issue and what standards may be contained in such guidance. Should the U.S. Treasury issue additional rules or regulations limiting the number of underlying mutual funds, transfers between or among underlying mutual funds, exchanges of underlying mutual funds or changes in investment objectives of underlying mutual funds such that the contract would no longer qualify for tax deferred treatment, The company reserves the right to modify the contract to the extent required to maintain favorable tax treatment.

CHANGE OF OWNERSHIP OR INSURED OR ASSIGNMENT
Changing the policy owner or the insured or an exchange or assignment of the policy may have tax consequences depending on the circumstances. Code Section 1035 provides that a life insurance contract can be exchanged for another life insurance contract, without recognition of gain or loss, assuming that no money or other property is received in the exchange, and that the policies relate to the same Insured. If the surrendered policy is subject to a policy loan, this may be treated as the receipt of money on the exchange. We recommend that any person contemplating such actions seek the advice of an income tax advisor.

OTHER TAXES
Federal estate tax, state and local estate, inheritance and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary. We do not make any representations or guarantees regarding the tax consequences of any policy with respect to these types of taxes.

WITHHOLDING
We are required to withhold federal income taxes on the taxable portion of any amounts received under the policy unless you elect to not have any withholding or in certain other circumstances. You are not permitted to elect out of withholding if you do not provide a social security number or other taxpayer identification number. Special withholding rules apply to payments made to nonresident aliens. You are liable for payment of federal income taxes on the taxable portion of any amounts received under the policy. You may be subject to penalties if your withholding or estimated tax payments are insufficient.


THE PHOENIX COMPANIES, INC. -
LEGAL PROCEEDINGS ABOUT COMPANY SUBSIDIARIES
--------------------------------------------------------------------------------

We are regularly involved in litigation and arbitration, both as a defendant and as a plaintiff. The litigation and arbitration naming us as a defendant ordinarily involves our activities as an insurer, investor, investment advisor or taxpayer. It is not feasible to predict or determine the ultimate outcome of all legal or arbitration proceedings or to provide reasonable ranges of potential losses. We believe that the outcomes of our litigation and arbitration matters are not likely, either individually or in the aggregate, to have a material adverse effect on our consolidated financial condition. However, given the large or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation and arbitration, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on our results of operations or cash flows in particular quarterly or annual periods.

State regulatory bodies, the Securities and Exchange Commission, or SEC, the National Association of Securities Dealers, Inc., or NASD, and other regulatory bodies regularly make inquiries of us and, from time to time, conduct examinations or investigations concerning our compliance with, among other things, insurance laws and securities laws. We endeavor to respond to such inquiries in an appropriate way and to take corrective action if warranted.

For example, during 2003 and 2004, the SEC conducted examinations of certain variable products and certain affiliated investment advisers and mutual funds. In 2004, the NASD also commenced examinations of two affiliated broker-dealers; the examinations were closed in April 2005 and November 2004, respectively. In February 2005, the NASD notified PNX that it was asserting violations of trade reporting rules by a subsidiary. PNX responded to the NASD allegations in May 2005. Thereafter, in January 2007, the NASD notified PNX that the matter is being referred for potential violations and possible action.

In addition, federal and state regulatory authorities from time to time make inquiries and conduct examinations regarding compliance by the company and its subsidiaries with securities and other laws and regulations affecting their registered products. We endeavor to respond to such inquiries in an appropriate way and to take corrective action if warranted. There has been a significant increase in federal and state regulatory activity relating to financial services companies, with a number of recent regulatory inquiries focusing on late-trading, market timing and valuation issues. Our products entitle us to impose restrictions on transfers between separate account sub-accounts associated with our variable products.

In 2004 and 2005, the Boston District Office of the SEC conducted a compliance examination of certain of PNX's affiliates that are registered under the Investment Company Act of 1940 or the Investment Advisers Act of 1940. Following the examination, the staff of the Boston District Office issued a deficiency letter primarily focused on perceived weaknesses in procedures for monitoring trading to prevent market timing activity. The staff requested PNX to conduct an analysis as to whether shareholders, policyholders and contract holders who invested in the funds that may have been affected by undetected market timing activity had suffered harm and to advise the staff whether PNX believes reimbursement is necessary or appropriate under the circumstances. A third party was retained to assist PNX in preparing the analysis. Based on this analysis, PNX advised the SEC that it does not believe that reimbursement is appropriate.

Over the past several years, a number of companies have announced settlements of enforcement actions with various regulatory agencies, primarily the SEC and the New York Attorney General's Office. While no such action has been initiated against us, it is possible that one or more regulatory agencies may pursue this type of action against us in the future.

Financial services companies have also been the subject of broad industry inquiries by state regulators and attorneys general which do not appear to be company-specific. In this regard, in 2004, PNX received a subpoena from the Connecticut Attorney General's office requesting information regarding certain distribution practices since 1998. Over 40 companies received such a subpoena. PNX cooperated fully and has had no further inquiry since filing its response.

In May 2005, The Phoenix Companies received a subpoena from the Connecticut Attorney General's office and an inquiry from the Connecticut Insurance Department requesting information regarding finite reinsurance. The Phoenix Companies cooperated fully and have had no further inquiry since responding.

These types of regulatory actions may be difficult to assess or quantify, may seek recovery of indeterminate amounts, including punitive and treble damages, and the nature and magnitude of their outcomes may remain unknown for substantial periods of time. While it is not feasible to predict or determine the ultimate outcome of all pending inquiries, investigations, legal proceedings and other regulatory actions, or to provide reasonable ranges of potential losses, we believe that their outcomes are not likely, either individually or in the aggregate, to have a material adverse effect on our consolidated financial condition. However, given the large or indeterminate amounts sought in certain of these actions and the inherent unpredictability of regulatory matters, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on our results of operation or cash flows in particular quarterly or annual periods.


FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

The financial statements of PHLVIC Variable Universal Life Account as of December 31, 2006, and the results of its operations and the changes in its net assets for each of the periods indicated and the financial statements of PHL Variable Insurance Company as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006 are contained in the Statement of Additional Information (SAI), which you can get free of charge by calling the toll free number given on page one. The financial statements of PHL Variable Insurance Company included herein should be considered only as bearing upon the ability of PHL Variable Insurance Company to meet its obligations under the policies. You should not consider them as bearing on the investment performance of the assets held in the Separate Account or the Guaranteed Interest Accounts' rates that we credit during a guarantee period.


DISTRIBUTION OF POLICIES
--------------------------------------------------------------------------------

The company has appointed PEPCO to serve as the principal underwriter and distributor of the securities offered through this prospectus, pursuant to the terms of a distribution agreement. PEPCO, which is an affiliate of the company, also acts as the principal underwriter and distributor of other variable life insurance policies and variable annuity contracts issued by the company and its affiliated companies. The company reimburses PEPCO for expenses PEPCO incurs in distributing the policies (e.g., commissions payable to retail broker-dealers who sell the policies). PEPCO does not retain any fees under the policies; however, PEPCO may receive 12b-1 fees from the funds.

PEPCO's principal executive offices are located at 56 Prospect Street, Hartford, Connecticut 06103. PEPCO is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc. ("NASD").

PEPCO and the company enter into selling agreements with broker-dealers who are registered with the SEC and are members of the NASD, and with entities that may offer the policies but are exempt from registration. Applications for the policy are solicited by registered representatives who are associated persons of such broker-dealer firms. Those representatives act as appointed agents of the company under applicable state insurance law and must be licensed to sell variable life insurance products. The company intends to offer the policy in all jurisdictions where it is licensed to do business and where the policy is approved. The policies are offered on a continuous basis.

COMPENSATION
Broker-dealers having selling agreements with PEPCO and the company are paid compensation for the promotion and sale of the policies. Registered representatives who solicit sales of the policy typically receive a portion of the compensation payable to the broker-dealer firm, depending on the agreement between the firm and the registered representatives. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor or disfavor one product provider over another product provider due to differing compensation rates.

Compensation paid on the policies, as well as other incentives or payments, is not assessed as an additional direct charge to policy owners or the Separate Account. Instead, you pay for sales and distribution expenses through overall charges and fees assessed under your policy. For example, front end sales charges, per thousand sales loads, and /or any profits the company may realize through assessing the mortality and expense risk charge under your policy may be used to pay for sales and distribution expenses. We may also pay for sales and distribution expenses out of any payments the company or PEPCO may receive from the funds for providing administrative, marketing and other support and services to the funds.

The amount and timing of overall compensation, which includes both commissions and the additional compensation as outlined below, may vary depending on the selling and other agreements in place. The additional compensation or reimbursement we pay to certain broker-dealers may be paid in the form of flat fees. However, these payments may be represented as a percentage of expected premium payments. Sales commissions will be paid to registered representatives on purchase payments we receive under these policies. Phoenix will pay a maximum total sales commission of up to 112% of target premium payments up to the commission target premium in the first policy year, up to 20% of the premium in excess of this amount; and will pay up to 20% of premium payments up to the commission target premium in the following policy years. Reduced sales commissions are paid in the first policy year for sales of policies to employees of the company and certain of its affiliates.

PERCENTAGE OF PREMIUM PAYMENT
We generally pay compensation as a percentage of premium payments invested in the policy ("commissions"). The amount of commissions we pay may vary depending on the selling agreement.

PROMOTIONAL INCENTIVES AND PAYMENTS
To the extent permitted by NASD rules and other applicable laws and regulations, PEPCO may pay or allow other promotional incentives or payments in the firm of cash or other compensation.

PREFERRED DISTRIBUTION ARRANGEMENTS
The company and PEPCO have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the company and PEPCO pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on: aggregate, net or anticipated sales of the policies; total assets attributable to sale of the policies by registered representatives of the broker-dealer firm; the length of time that a policy owner has owned the policy; meeting certain sales thresholds; and/or actual or anticipated overhead expenses incurred by the broker-dealer firms in offering the policies and other variable insurance products offered by the company or its affiliates. Compensation under these arrangements may be in the form of one-time or periodic lump sum payments. The company and PEPCO have entered into such arrangements with Merrill Lynch, Pierce, Fenner & Smith, Inc., Wachovia Securities, 1st Global Capital Corp., AXA Network, A.G. Edwards & Sons, Inc., LPL Financial Services, National Financial Partners, FFR Financial and Insurance Services, and BISYS Insurance Services, Inc.

APPENDIX A - INVESTMENT OPTIONS
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------

                FUND NAME                             INVESTMENT OBJECTIVE                   INVESTMENT ADVISOR / SUBADVISOR
------------------------------------------ ------------------------------------------- ---------------------------------------------
AIM V.I. Capital Appreciation Fund         Growth of capital                           AIM Advisors, Inc.
------------------------------------------ ------------------------------------------- ---------------------------------------------
                                           Match the performance of the Standard &
DWS Equity 500 Index VIP                   Poor's 500 Composite Stock Price Index      Deutsche Asset Management, Inc.
                                           which emphasizes stocks of large U.S.
                                           companies
------------------------------------------ ------------------------------------------- ---------------------------------------------
Federated Fund for U.S. Government         Current income by investing primarily in    Federated Investment Management Company
Securities II                              a diversified portfolio or U.S. government
                                           securities
------------------------------------------ ------------------------------------------- ---------------------------------------------
                                           High current income by investing primarily
Federated High Income Bond Fund II         in a professionally managed, diversified    Federated Investment Management Company
                                           portfolio of fixed income securities
------------------------------------------ ------------------------------------------- ---------------------------------------------
Fidelity VIP Contrafund(R) Portfolio       Long-term capital appreciation              Fidelity Management and Research Company
------------------------------------------ ------------------------------------------- ---------------------------------------------
Fidelity VIP Growth Opportunities          Capital growth                              Fidelity Management and Research Company
Portfolio
------------------------------------------ ------------------------------------------- ---------------------------------------------
Fidelity VIP Growth Portfolio              Capital appreciation                        Fidelity Management and Research Company
------------------------------------------ ------------------------------------------- ---------------------------------------------
Fidelity VIP Investment Grade Bond         As high a level of current income as is     Fidelity Management and Research Company
Portfolio                                  consistent with the preservation of         Subadvisor: Fidelity Investments Money
                                           capital                                                 Management, Inc.
------------------------------------------ ------------------------------------------- ---------------------------------------------
Franklin Income Securities Fund            Maximize income while maintaining           Franklin Advisers, Inc.
                                           prospects for capital appreciation
------------------------------------------ ------------------------------------------- ---------------------------------------------
                                           High current income and the opportunity
Lord Abbett Bond-Debenture Portfolio       for capital appreciation to produce a high  Lord, Abbett & Co. LLC total return
------------------------------------------ ------------------------------------------- ---------------------------------------------
                                           Long-term growth of capital and income
Lord Abbett Growth and Income Portfolio    without excessive fluctuations in           Lord, Abbett & Co. LLC
                                           market value
------------------------------------------ ------------------------------------------- ---------------------------------------------
                                           Capital appreciation through investments,
Lord Abbett Mid-Cap Value Portfolio        primarily inequity securities which are     Lord, Abbett & Co. LLC
                                           believed to be undervalued in the
                                           marketplace
------------------------------------------ ------------------------------------------- ---------------------------------------------
Mutual Shares Securities Fund              Capital appreciation with income as a       Franklin Mutual Advisers, LLC
                                           secondary goal
------------------------------------------ ------------------------------------------- ---------------------------------------------
Neuberger Berman AMT Fasciano Portfolio    Long term capital growth                    Neuberger Berman Management Inc.
                                                                                         Subadvisor: Neuberger Berman, LLC
------------------------------------------ ------------------------------------------- ---------------------------------------------
Neuberger Berman AMT Guardian Portfolio    Long term growth of capital; current        Neuberger Berman Management Inc.
                                           income is a secondary goal                    Subadvisor: Neuberger Berman, LLC
------------------------------------------ ------------------------------------------- ---------------------------------------------
                                           Capital appreciation by investing in
Oppenheimer Capital Appreciation Fund/VA   securities of well-known, established       OppenheimerFunds, Inc.
                                           companies
------------------------------------------ ------------------------------------------- ---------------------------------------------
                                           Long-term capital appreciation by investing
Oppenheimer Global Securities Fund/VA      in securities of foreign insurers,          OppenheimerFunds, Inc.
                                           "growth-type" companies, cyclical
                                           industries and special situations
------------------------------------------ ------------------------------------------- ---------------------------------------------
Oppenheimer Main Street Small Cap Fund/VA  Capital appreciation                        OppenheimerFunds, Inc.
------------------------------------------ ------------------------------------------- ---------------------------------------------
                                           Intermediate and long-term growth of        Phoenix Investment Counsel, Inc.
Phoenix Capital Growth Series              capital appreciation with income as a         Subadvisor: Harris Investment Management
                                           secondary consideration
------------------------------------------ ------------------------------------------- ---------------------------------------------
Phoenix Growth and Income Series           Dividend growth, current income and         Phoenix Investment Counsel, Inc.
                                           capital appreciation
------------------------------------------ ------------------------------------------- ---------------------------------------------
Phoenix Mid-Cap Growth Series              Capital appreciation                        Phoenix Variable Advisors, Inc.
                                                                                         Subadvisor: Bennett Lawrence Management LLC
------------------------------------------ ------------------------------------------- ---------------------------------------------
                                           As high a level of current income as is
Phoenix Money Market Series                consistent with the preservation of         Phoenix Investment Counsel, Inc.
                                           capital and maintenance of liquidity
------------------------------------------ ------------------------------------------- ---------------------------------------------
Phoenix Multi-Sector Fixed Income Series   Long-term total return                      Phoenix Investment Counsel, Inc.
------------------------------------------ ------------------------------------------- ---------------------------------------------
                                           High current income while attempting to
Phoenix Multi-Sector Short Term Bond       limit changes in the series' net asset      Phoenix Investment Counsel, Inc.
Series                                     value per share caused by interest
                                           rate changes
------------------------------------------ ------------------------------------------- ---------------------------------------------
Phoenix Strategic Allocation Series        High total return consistent with prudent   Phoenix Investment Counsel, Inc.
                                           investment risk
------------------------------------------ ------------------------------------------- ---------------------------------------------
Phoenix-Aberdeen International Series      High total return consistent with           Phoenix Investment Counsel, Inc.
                                           reasonable risk                               Subadvisor: Aberdeen Asset Management Inc.
------------------------------------------ ------------------------------------------- ---------------------------------------------
Phoenix-Alger Small-Cap Growth Series      Long-term capital growth                    Phoenix Variable Advisors, Inc.
                                                                                         Subadvisor: Fred Alger Management, Inc.
------------------------------------------ ------------------------------------------- ---------------------------------------------
Phoenix-Duff & Phelps Real Estate          Capital appreciation and income with        Duff & Phelps Investment Management Co.
Securities Series                          approximately equal emphasis
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

                FUND NAME                             INVESTMENT OBJECTIVE                   INVESTMENT ADVISOR / SUBADVISOR
------------------------------------------ ------------------------------------------- ---------------------------------------------
Phoenix-S&P Dynamic Asset Allocation                                                   Phoenix Variable Advisors, Inc.
Series: Aggressive Growth                  Long-term capital growth                      Subadvisor: Standard & Poor's Investment
                                                                                                     Advisory Services, LLC
------------------------------------------ ------------------------------------------- ---------------------------------------------
Phoenix-S&P Dynamic Asset Allocation       Long-term capital growth with current       Phoenix Variable Advisors, Inc.
Series: Growth                             income as a secondary consideration           Subadvisor: Standard & Poor's Investment
                                                                                                     Advisory Services, LLC
------------------------------------------ ------------------------------------------- ---------------------------------------------
Phoenix-S&P Dynamic Asset Allocation       Current income with capital growth as a     Phoenix Variable Advisors, Inc.
Series: Moderate                           secondary consideration                       Subadvisor: Standard & Poor's Investment
                                                                                                     Advisory Services, LLC
------------------------------------------ ------------------------------------------- ---------------------------------------------
Phoenix-S&P Dynamic Asset Allocation       Long-term capital growth and current        Phoenix Variable Advisors, Inc.
Series: Moderate Growth                    income with a greater emphasis on capital     Subadvisor: Standard & Poor's Investment
                                           growth                                                    Advisory Services, LLC
------------------------------------------ ------------------------------------------- ---------------------------------------------
Phoenix-Sanford Bernstein Mid-Cap Value    Long-term capital appreciation with         Phoenix Variable Advisors, Inc.
Series                                     current income as a secondary investment      Subadvisor: AllianceBernstein L.P.
                                           objective
------------------------------------------ ------------------------------------------- ---------------------------------------------
                                           Long-term capital appreciation by investing
Phoenix-Sanford Bernstein Small-Cap Value  primarily in small-capitalization stocks    Phoenix Variable Advisors, Inc.
Series                                     that appear to be undervalued with current    Subadvisor: AllianceBernstein L.P.
                                           income as a secondary investment objective
------------------------------------------ ------------------------------------------- ---------------------------------------------
                                           Long-term capital appreciation with         Phoenix Variable Advisors, Inc.
Phoenix-Van Kampen Comstock Series         current income as a secondary consideration   Subadvisor: Morgan Stanley Investment
                                                                                                     Management Inc.
------------------------------------------ ------------------------------------------- ---------------------------------------------
Phoenix-Van Kampen Equity 500 Index                                                    Phoenix Variable Advisors, Inc.
Series                                     High total return                             Subadvisor: Morgan Stanley Investment
                                                                                                     Management Inc.
------------------------------------------ ------------------------------------------- ---------------------------------------------
PIMCO VIT CommodityRealReturn(TM)          Maximum real return consistent with         Pacific Investment Management Company LLC
Strategy Portfolio                         prudent investment management
------------------------------------------ ------------------------------------------- ---------------------------------------------
                                           Maximum real return, consistent             Pacific Investment Management Company LLC
PIMCO VIT Real Return Portfolio            preservation of real capital and prudent
                                           investment management
------------------------------------------ ------------------------------------------- ---------------------------------------------
                                           Maximum total return, consistent with       Pacific Investment Management Company LLC
PIMCO VIT Total Return Portfolio           preservation of capital and prudent
                                           investment management
------------------------------------------ ------------------------------------------- ---------------------------------------------
Templeton Developing Markets Securities    Long-term capital appreciation              Templeton Asset Management Ltd.
Fund
------------------------------------------ ------------------------------------------- ---------------------------------------------
Templeton Foreign Securities Fund          Long-term capital growth                    Templeton Investment Counsel, LLC
------------------------------------------ ------------------------------------------- ---------------------------------------------
Templeton Growth Securities Fund           Long-term capital growth                    Templeton Global Advisors Limited
------------------------------------------ ------------------------------------------- ---------------------------------------------
Van Kampen UIF Equity and Income           Capital appreciation and current income     Morgan Stanley Investment Management Inc.
Portfolio
------------------------------------------ ------------------------------------------- ---------------------------------------------
Wanger International Select                Long-term growth of capital                 Columbia Wanger Asset Management, L.P.
------------------------------------------ ------------------------------------------- ---------------------------------------------
Wanger International Small Cap             Long-term growth of capital                 Columbia Wanger Asset Management, L.P.
------------------------------------------ ------------------------------------------- ---------------------------------------------
Wanger Select                              Long-term growth of capital                 Columbia Wanger Asset Management, L.P.
------------------------------------------ ------------------------------------------- ---------------------------------------------
Wanger U.S. Smaller Companies              Long-term growth of capital                 Columbia Wanger Asset Management, L.P.
------------------------------------------ ------------------------------------------- ---------------------------------------------

PHL VARIABLE INSURANCE COMPANY
PO Box 22012
Albany, NY 12201-2012

























Additional information about the Phoenix VUL 2007 (the "Policy") and the PHL Variable Universal Life Account (the "Separate Account") is contained in the Policy's Statement of Additional Information ("SAI") dated November __, 2007, which has been filed with the Securities and Exchange Commission ("SEC") and is incorporated by reference into this prospectus.

The SAI, personalized illustrations of death benefits and net surrender values are available, without charge, upon request. Inquiries and requests for the SAI and other requests should be directed in writing to Phoenix Variable Products Mail Operations, PO Box 8027, Boston, Massachusetts 02266-8027, or by telephone
(800) 541-0171, or you can download copies from the Phoenix Companies, Inc., web site phoenixwm.com.

Information about the Separate Account, including the SAI, can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You can obtain information on the operation of the Public Reference Room by calling the SEC at
(202) 551-8090. Reports and other information about the Separate Account are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of the information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC Public Reference Section, 100 F Street, NE, Room 1580, Washington, D.C. 20549.

PHL Variable Insurance Company
A member of The Phoenix Companies, Inc.
phoenixwm.com
V615

Investment Company Act File No. 811-09065

[logo] PHOENIX(R)

L4840 PR (C)2007 The Phoenix Companies, Inc.                               11/07

                                     PART B

================================================================================
                                PHOENIX VUL 2007
================================================================================

                       PHL VARIABLE UNIVERSAL LIFE ACCOUNT
                    ISSUED BY: PHL VARIABLE INSURANCE COMPANY





STATEMENT OF ADDITIONAL INFORMATION                          NOVEMBER ___, 2007

                                ________________


       FLEXIBLE PREMIUM FIXED AND VARIABLE UNIVERSAL LIFE INSURANCE POLICY

This Statement of Additional Information ("SAI") is not a prospectus and should be read in conjunction with the prospectus, dated November ___, 2007. You may obtain a copy of the prospectus without charge by contacting PHL Variable Insurance Company ("PHL Variable") at the address or telephone number below. Terms used in the current prospectus are incorporated in this SAI.

                                ________________


                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

PHL Variable Insurance Company............................................    2

The Separate Account......................................................    2

The Policy................................................................    3

Underwriter...............................................................    3

Services..................................................................    3

Performance History.......................................................    4

Additional Information about Charges......................................    6

Employee Purchase Plan....................................................    7

Safekeeping of the Separate Account's Assets..............................    7

State Regulation..........................................................    7

Reports...................................................................    7

Experts ..................................................................    7

Separate Account Financial Statements..................................... SA-1

Company Financial Statements..............................................  F-1

                                ________________

IF YOU HAVE ANY QUESTIONS, PLEASE CONTACT US AT OUR MAIN ADMINISTRATIVE OFFICE: [envelope] PHOENIX VARIABLE PRODUCTS MAIL OPERATIONS
                                                                                                                            ("VPMO")
                                                                                                                         PO Box 8027
                                                                                                    Boston, Massachusetts 02266-8027
                                                                                                     [telephone] Tel. (800) 541-0171

PHL VARIABLE INSURANCE COMPANY
--------------------------------------------------------------------------------

PHL Variable Insurance Company ("PHL Variable") sells variable life insurance and annuity products to individual and institutional customers. PHL Variable is organized as a Connecticut stock company. PHL Variable is a wholly-owned subsidiary of Phoenix Life Insurance Company, a Connecticut stock life insurance company, which, in turn, is a wholly-owned subsidiary of The Phoenix Companies, Inc., a publicly traded Delaware corporation. Our executive and administrative office is at One American Row, Hartford, CT 06103-2899.


THE SEPARATE ACCOUNT
--------------------------------------------------------------------------------

PHL Variable established the PHLVIC Variable Universal Life Account ("Separate Account") as a separate account under Connecticut insurance law on September 10, 1998. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") under which it meets the definition of a "separate account."

The Separate Account purchases shares in mutual funds called "underlying funds." The Separate Account is divided into sections called "investment options." There is a corresponding investment option for each underlying fund in which the Separate Account invests. You do not invest directly in the underlying funds. Instead, the account value you allocate to the Separate Account purchases "units" of the Separate Account. The units are allocated to the investment option of your choice. Each time you buy units of the Separate Account, the Separate Account purchases shares of the corresponding underlying fund. The value of your units will vary. Please refer to "Determination of Investment Option Values" located in this section for more details on unit values.

The shares of the underlying funds are not offered for sale to the general public. The underlying funds are used exclusively in variable life insurance and annuity products. The underlying funds will perform differently than mutual funds offered to the general public because the underlying funds may not make the same investments or have the same charges as mutual funds available to the general public.

Phoenix does not guarantee the investment performance of the Separate Account or any of its investment options. The policy value allocated to the Separate Account depends on the investment performance of the underlying funds. As policy owner, you bear the full investment risk for all monies invested in the Separate Account.

All income, gains or losses, credited to or charged against the Separate Account reflect the Separate Account's own investment experience and not the investment experience of PHL Variable's other assets. The assets of the Separate Account may not be used to pay liabilities of PHL Variable other than those arising from the variable life insurance policies issued by the Separate Account.

REINVESTMENT AND REDEMPTION
All dividend distributions of a fund are automatically reinvested in shares of the fund at their net asset value on the date of distribution; any capital gains distributions of a fund are likewise reinvested at the net asset value on the record date. PHL Variable redeems fund shares at their net asset value to the extent necessary to make payments under the policy.

SUBSTITUTION OF INVESTMENTS
We reserve the right to make additions to, deletions from, or substitutions for the investments held by the Separate Account, subject to compliance with the law as currently applicable or as subsequently changed.

If the shares of any of the portfolios of a fund should no longer be available for investment, or, if in our judgment, further investment in shares of any of the portfolios becomes inappropriate in view of the objectives of the policy, then we may substitute shares of another fund for shares already purchased, or to be purchased in the future. No substitution of fund shares held by the Separate Account may take place without prior approval of the SEC and prior notice to you. In the event of a substitution, you will be given the option of transferring the policy value from the affected subaccount to another subaccount without penalty.

DETERMINATION OF INVESTMENT OPTION VALUES
We establish the unit value of each investment option on the first valuation date of that investment option. The unit value of an investment option on any other valuation date is determined by multiplying the unit value of that investment option on the previous valuation date by the net investment factor for that investment option for the then current valuation period. The unit value of each investment option on a day other than a valuation date is the unit value on the next valuation date. Unit values are carried to six decimal places. The unit value of each investment option on a valuation date is determined at the end of that day.

The net investment factor for each investment option is determined by the investment performance of the assets held by the subaccount during the valuation period. Each valuation will follow applicable law and accepted procedures. The net investment factor is determined by the formula:

        (A) + (B)
        ---------  -  (D) where:
           (C)

  (A) = The value of the assets in the investment option on the current valuation date, including accrued net investment income and realized and unrealized capital gains and losses, but excluding the net value of any transactions during the current valuation period.

  (B) = The amount of any dividend (or, if applicable, any capital gain distribution) received by the investment option if the "ex-dividend" date for shares of the fund occurs during the current valuation period.

  (C) = The value of the assets in the investment option as of the just prior valuation date, including accrued net investment income and realized and unrealized capital gains and losses, and including the net amount of any deposits and withdrawals made during the valuation period ending on that date.

  (D) = Any charges for taxes on income and capital gains plus charges for changes in tax reserves for the current valuation period, per $1 of assets in the investment option. These charges will only be deducted if, in the future, the Separate Account becomes liable for them.


THE POLICY
--------------------------------------------------------------------------------

The number of units credited to an investment option of the Separate Account will be determined by dividing the portion of the net premium applied to that investment option by the unit value of the investment option on the payment date.

You may increase or decrease the planned premium amount (within limits) or payment frequency at any time by writing to VPMO at the address located on the first page of this SAI. We reserve the right to limit increases to such maximums as may be established from time to time. During a grace period, the minimum payment we will accept is the amount needed to prevent policy lapse.

THE POLICY
The policy and attached copy of the application are the entire contract. Only statements in the application can be used to void the policy. The statements are considered representations and not warranties. Only an executive officer of PHL Variable can agree to change or waive any provisions of the policy.

SUICIDE
We will stop and void the policy if the insured person commits suicide within two years of the policy issue date. We will then return the policy value reduced by any outstanding debt and refund any monthly deductions and other fees and charges.

INCONTESTABILITY
We may not contest this policy or any attached rider after it has been in force for two years during which the insured person is alive.

CHANGE OF OWNER OR BENEFICIARY
The beneficiary you name in the policy application, or subsequently change, will receive the policy benefits upon death of the insured person. If your named beneficiary dies before then, the named contingent beneficiary, if any, will become the beneficiary. If there is no surviving or named beneficiary, we will pay the death benefit to you or to your estate.

You may change the policy owner and the beneficiary as long as the policy remains in force. Changes must be made by written request, in a form satisfactory to us. A beneficiary change will take effect as of the date you sign the written notice, regardless of whether the insured person is living when we receive the notice. However, we will not be liable for any payment made or action taken before we receive your written notice.

MISSTATEMENTS
If you incorrectly state the age or gender of the insured person, we will adjust the face amount to reflect the correct cost of insurance rate. The adjusted death benefit will equal the coverage our most recent cost of insurance deduction would provide based on the insured persons' correct personal information.

SURPLUS
This nonparticipating policy does not pay dividends. You will not share in PHL Variable's surplus earnings.


UNDERWRITER
--------------------------------------------------------------------------------

Phoenix Equity Planning Corporation ("PEPCO"), an affiliate of PHL Variable, as underwriter offers these contracts on a continuous basis. PEPCO is not compensated for any underwriting commissions. All underwriting commissions costs are borne directly by PHL Variable. PEPCO's principal business address is 56 Prospect Street, Hartford, Connecticut 06103.


SERVICES
--------------------------------------------------------------------------------

SERVICING AGENT
The Phoenix Edge Series Fund reimburses Phoenix Life Insurance Company or various shareholder services provided by the Variable Product Operations area, located at 31 Tech Valley Drive, East Greenbush, NY 12061. The Phoenix Edge Series Fund is an open-end management investment company with many separate series. Shares of the fund are not directly offered to the public, but through variable life policies and variable annuities issued by PHL Variable, Phoenix Life Insurance Company and Phoenix Life and Annuity Company. The functions performed include investor inquiry support, shareholder trading, confirmation of investment activity, quarterly statement processing and Web/Interactive Voice Response trading. The rate of reimbursement for 2007 is 0.066% of the fund's average daily net assets. The total administrative service fees paid by the fund for the last three fiscal years follow:

----------------------------------------------------------------------------
          YEAR ENDED DECEMBER 31,                       FEE PAID
----------------------------------------------------------------------------
                  2004                                $2.2 Million
----------------------------------------------------------------------------
                  2005                                $1.9 Million
----------------------------------------------------------------------------
                  2006                                $1.5 Million
----------------------------------------------------------------------------

OTHER SERVICE PROVIDERS
Under a contract with Phoenix Life Insurance Company ("PLIC"), Ibbotson Associates provides certain asset allocation services, including a risk tolerance questionnaire to assist the policy owner, for use in conjunction with the policy. For these services, PLIC pays Ibbotson an annual flat fee. The fees paid for the last three fiscal years follow:

----------------------------------------------------------------------------
          YEAR ENDED DECEMBER 31,                     FEE PAID
----------------------------------------------------------------------------
                  2004                                $ 98,275
----------------------------------------------------------------------------
                  2005                                $ 86,000
----------------------------------------------------------------------------
                  2006                                $101,000
----------------------------------------------------------------------------

PERFORMANCE HISTORY
--------------------------------------------------------------------------------

The rates of return shown are not an estimate nor are they a guarantee of future performance. The performance history shown is solely for the underlying investment portfolios. They do not illustrate how actual performance will affect the benefits under your policy because they do not account for any of the charges and deductions that apply to your policy value.

Yield of the Phoenix Money Market Series. We calculate the yield of the Phoenix Money Market Series for a 7-day "base period" by determining the "net change in value" of a hypothetical pre-existing account. We assume the hypothetical account had an initial balance of one share of the series at the beginning of the base period. We then determine what the value of the hypothetical account would have been at the end of the 7-day base period. We assume no policy charges were deducted from the hypothetical account. The end value minus the initial value gives us the net change in value for the hypothetical account. The net change in value can then be divided by the initial value giving us the base period return (one week's return). To find the equivalent annual return we multiply the base period return by 365/7. The equivalent effective annual yield differs from the annual return because we assume all returns are reinvested in the subaccount. We carry results to the nearest hundredth of one percent.

Example Calculation:

The following example of a return/yield calculation for the Phoenix Money Market Series is based on the 7-day period ending December 31, 2006. :

Value of hypothetical pre-existing account with exactly one
   unit at the beginning of the period:........................$1.000000
Value of the same account (excluding capital changes) at the end of the 7-day period:....................................$1.000876
Calculation:
   Ending account value....................................... $1.000876
   Less beginning account value................................$1.000000
   Net change in account value.................................$0.000876
Base period return:
   (adjusted change/beginning account value)...................$0.000876
Current annual yield = return x (365/7) =..........................4.57%
Effective annual yield = [(1 + return)(365/7)] - 1 =...............4.67%

The current yield and effective yield information will fluctuate. Yield and return information may not provide a suitable basis for comparison with bank deposits or other investments which are insured and/or pay a fixed yield for a stated period of time, or other investment companies, due to charges which will be deducted on the Separate Account level.

Total Return: We will usually advertise the average annual total return for a subaccount calculated for one year, three years, five years, ten years and since the inception date of the underlying portfolio. We assume the reinvestment of all distributions at net asset value but do not account for the deduction of any of the daily or monthly charges made under the policy.

Performance is the compounded return for the time period indicated, net of all fund level fees. Returns for the periods greater than one year are annualized. Performance does not include the effects of product charges, including any or all of the following: issue, sales and tax charges; mortality and expense risk fees; cost of insurance charges; administrative and transfer fees; and surrender charges. If these charges were reflected in these returns, performance would be significantly lower than shown. Please obtain a personalized illustration by contacting your registered representative. The illustration will show all applicable charges deducted, including the cost of insurance.

Since investment option performance fluctuates, the policy value, when redeemed, may be worth more or less than the original cost. Withdrawals will affect the policy value and death benefit. You may obtain a copy of the most up-to-date performance numbers from your registered representative.

------------------------------------------------------------------------------------------------------------------------------------
                                 AVERAGE ANNUAL TOTAL RETURN FOR THE PERIOD ENDED DECEMBER 31, 2006
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                    SERIES                     INCEPTION DATE    1 YEAR      5 YEARS     10 YEARS    SINCE INCEPTION
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation Fund                                5/5/1993        6.30%       3.86%        4.93%         8.79%
------------------------------------------------------------------------------------------------------------------------------------
DWS Equity 500 Index VIP                                         10/1/1997       15.52%       5.89%                      5.74%
------------------------------------------------------------------------------------------------------------------------------------
Federated Fund For U.S. Government Securities II                 3/28/1994        4.14%       4.21%        5.43%         5.47%
------------------------------------------------------------------------------------------------------------------------------------
Federated High Income Bond Fund II                                3/1/1994       10.80%       9.26%        5.56%         6.62%
------------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Contrafund(R) Portfolio                             11/3/1997       11.59%      11.82%                      9.51%
------------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth Opportunities Portfolio                      11/3/1997        5.30%       4.44%                      1.91%
------------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth Portfolio                                    11/3/1997        6.73%       1.54%                      4.66%
------------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Investment Grade Bond Portfolio                      7/7/2000        4.30%       5.16%                      6.29%
------------------------------------------------------------------------------------------------------------------------------------
Franklin Income Securities Fund                                   1/6/1999       18.24%      12.36%                      9.68%
------------------------------------------------------------------------------------------------------------------------------------
Lord Abbett Bond-Debenture Portfolio                             12/3/2001        9.33%       8.76%                      8.69%
------------------------------------------------------------------------------------------------------------------------------------
Lord Abbett Growth and Income Portfolio                         12/11/1989       17.27%       7.93%       10.02%        12.25%
------------------------------------------------------------------------------------------------------------------------------------
Lord Abbett Mid-Cap Value Portfolio                              9/15/1999       12.23%      11.14%                     14.91%
------------------------------------------------------------------------------------------------------------------------------------
Mutual Shares Securities Fund                                    11/8/1996       18.38%      10.22%       10.13%        10.35%
------------------------------------------------------------------------------------------------------------------------------------
Neuberger Berman AMT Fasciano Portfolio                          7/12/2002        5.25%                                  9.55%
------------------------------------------------------------------------------------------------------------------------------------
Neuberger Berman AMT Guardian Portfolio                          7/12/2002       13.02%                                 14.37%
------------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation Fund/VA                         9/18/2001        7.68%       2.78%                      5.47%
------------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Global Securities Fund/VA                            7/13/2000       17.36%      12.03%                      5.78%
------------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap Fund/VA                        7/13/2000       14.66%      12.70%                     12.41%
------------------------------------------------------------------------------------------------------------------------------------
Phoenix Capital Growth Series                                   12/31/1982        3.22%       1.34%        1.62%        11.08%
------------------------------------------------------------------------------------------------------------------------------------
Phoenix Growth and Income Series                                  3/2/1998       17.18%       6.03%                      5.61%
------------------------------------------------------------------------------------------------------------------------------------
Phoenix Mid-Cap Growth Series                                     3/2/1998        4.13%       0.14%                      4.84%
------------------------------------------------------------------------------------------------------------------------------------
Phoenix Money Market Series                                      10/8/1982        4.41%       1.97%        3.47%         5.24%
------------------------------------------------------------------------------------------------------------------------------------
Phoenix Multi-Sector Fixed Income Series                        12/31/1982        6.84%       7.93%        6.39%         9.07%
------------------------------------------------------------------------------------------------------------------------------------
Phoenix Multi-Sector Short Term Bond Series                       6/2/2003        5.71%                                  4.29%
------------------------------------------------------------------------------------------------------------------------------------
Phoenix Strategic Allocation Series                              9/17/1984       12.69%       5.49%        8.07%        10.54%
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Aberdeen International Series                             5/1/1990       27.37%      15.43%        9.30%         9.00%
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Alger Small-Cap Growth Series                            8/12/2002       19.45%                                 19.48%
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Duff & Phelps Real Estate Securities Series               5/1/1995       37.07%      26.92%       16.56%        18.51%
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-S&P Dynamic Asset Allocation Series: Aggressive Growth    2/3/2006                                              12.61%
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-S&P Dynamic Asset Allocation Series: Growth               2/3/2006                                               9.97%
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-S&P Dynamic Asset Allocation Series: Moderate             2/3/2006                                               5.69%
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-S&P Dynamic Asset Allocation Series: Moderate Growth      2/3/2006                                               8.78%
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Sanford Bernstein Mid-Cap Value Series                    3/2/1998       14.91%      13.96%                      9.32%
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Sanford Bernstein Small-Cap Value Series                11/20/2000       16.75%      15.16%                     16.14%
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Van Kampen Comstock Series                                3/2/1998       20.90%       6.84%                      8.64%
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Van Kampen Equity 500 Index Series                       7/14/1997       14.21%       4.61%                      5.22%
------------------------------------------------------------------------------------------------------------------------------------
PIMCO VIT CommodityRealReturn(TM) Strategy Portfolio             6/30/2004                                               1.51%
------------------------------------------------------------------------------------------------------------------------------------
PIMCO VIT Real Return Portfolio                                  9/30/1999                                               0.04%
------------------------------------------------------------------------------------------------------------------------------------
PIMCO VIT Total Return Portfolio                                12/31/1997                                               3.09%
------------------------------------------------------------------------------------------------------------------------------------
Templeton Developing Markets Securities Fund                     9/27/1996       28.09%      25.47%        5.20%         5.19%
------------------------------------------------------------------------------------------------------------------------------------
Templeton Foreign Securities Fund                                5/11/1992       21.44%      11.29%        7.90%        10.12%
------------------------------------------------------------------------------------------------------------------------------------
Templeton Growth Securities Fund                                 3/15/1994       21.81%      10.63%        9.46%        10.17%
------------------------------------------------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income Portfolio                       4/30/2003       12.58%                                 13.29%
------------------------------------------------------------------------------------------------------------------------------------
Wanger International Select                                       2/1/1999       36.00%      18.69%                     15.51%
------------------------------------------------------------------------------------------------------------------------------------
Wanger International Small Cap                                    5/1/1995       37.16%      22.74%       15.18%        18.57%
------------------------------------------------------------------------------------------------------------------------------------
Wanger Select                                                     2/1/1999       19.70%      13.76%                     15.17%
------------------------------------------------------------------------------------------------------------------------------------
Wanger U.S. Smaller Companies                                     5/1/1995        7.87%      11.09%       11.78%        15.18%
------------------------------------------------------------------------------------------------------------------------------------

We may include information about a series' or an advisor's investment strategies and management style in advertisements, sales literature and other communications. An advisor may alter investment strategies and style in response to changing market and economic conditions. A fund may advertise all or part of a series' portfolio holdings, including holdings in specific industries. A fund may also separately illustrate the income and capital gains portions of a series' total return. A fund may also advertise performance by dividing returns into equity and debt components.

A series may compare its returns to any of a number of well-known benchmarks of market performance; including, but not limited to:

     The Dow Jones Industrial Average(SM) ("DJIA")
     First Boston High Yield Index
     Salomon Brothers Corporate Index
     Salomon Brothers Government Bond Index
     Standard & Poor's 500 Index(R) ("S&P 500")

Each subaccount may include its yield and total return in advertisements or communications with current or prospective policy owners. Each subaccount may also include in such advertisements, its ranking or comparison to similar mutual funds by such organizations as:

     Lipper Analytical Services
     Morningstar, Inc.
     Thomson Financial

A fund may also compare a series' performance to other investment or savings vehicles (such as certificates of deposit) and may refer to results published in such publications as:

     Barron's
     Business Week
     Changing Times
     Consumer Reports
     Financial Planning
     Financial Services Weekly
     Forbes
     Fortune
     Investor's Business Daily
     Money
     The New York Times
     Personal Investor
     Registered Representative
     U.S. News and World Report
     The Wall Street Journal

DJIA is an unweighted index of 30 industrial "blue chip" U.S. stocks. It is the oldest continuing U.S. market index. The 30 stocks now in the DJIA are both widely-held and a major influence in their respective industries. The average is computed in such a way as to preserve its historical continuity and account for such factors as stock splits and periodic changes in the components of the index. The editors of The Wall Street Journal select the component stocks of the DJIA.

The S&P 500 is a market-value weighted index composed of 500 stocks chosen for market size, liquidity, and industry group representation. It is one of the most widely used indicators of U.S. stock market performance. The composition of the S&P 500 changes from time to time. Standard & Poor's Index Committee makes all decisions about the S&P 500.

Weighted and unweighted indexes: A market-value, or capitalization, weighted index uses relative market value (share price multiplied by the number of shares outstanding) to "weight" the influence of a stock's price on the index. Simply put, larger companies' stock prices influence the index more than smaller companies' stock prices. An unweighted index (such as the DJIA) uses stock price alone to determine the index value. A company's relative size has no bearing on its impact on the index.

The funds' annual reports, available upon request and without charge, contain a discussion of the performance of the funds and a comparison of that performance to a securities market index. You may obtain an Annual Report by contacting your registered representative or VULA at the address and telephone number on page one.


ADDITIONAL INFORMATION ABOUT CHARGES
--------------------------------------------------------------------------------

REDUCTION IN CHARGES
Each policy is available for purchase by individuals and groups. We may reduce or eliminate the mortality and expense risk charge, monthly administrative charge, monthly cost of insurance charges, surrender charges or other charges normally assessed where we expect that factors below will result in savings of sales, underwriting, administrative or other costs.

Eligibility for the amount of these reductions will be determined by a number of factors including:

[diamond]   the number of insureds,

[diamond]   total premiums expected to be paid,

[diamond]   total assets under management for the policyowner,

[diamond]   the nature of the relationship among individual insureds,

[diamond]   the purpose for which the policies are being purchased,

[diamond]    where there is a preexisting relationship with us, such as being an employee of PHL Variable or its affiliates and their spouses; or employees or agents who retire from PHL Variable or its affiliates or Phoenix Equity Planning Corporation ("PEPCO"), or its affiliates or registered representatives of the principal underwriter and registered representatives of broker-dealers with whom PEPCO has selling agreements,

[diamond]    internal transfers from other policies or contracts issued by the company or an affiliate, or making transfers of amounts held under qualified plans sponsored by the company or an affiliate, and

[diamond]    other circumstances which in our opinion are rationally related to the expected reduction in expenses.

Any variations in the charge structure will be determined in a uniform manner, reflecting differences in costs of services and not unfairly discriminatory to policyholders.

EMPLOYEE PURCHASE PLAN
-------------------------------------------------------------------------------
Employees of the Company and certain affiliates may purchase the policy and receive a contribution to policy value equal to 50% of the first year commission for the policy.


SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS
--------------------------------------------------------------------------------

We hold the assets of the Separate Account separate and apart from our General Account. We maintain records of all purchases and redemptions of fund shares.


STATE REGULATION
--------------------------------------------------------------------------------

We are subject to the provisions of the Connecticut insurance laws applicable to life insurance companies and to regulation and supervision by the Connecticut Superintendent of Insurance. We also are subject to the applicable insurance laws of all the other states and jurisdictions in which we do insurance business.

State regulation of PHL Variable includes certain limitations on investments we may make, including investments for the Separate Account and the Guaranteed Interest Account. State regulation does not include any supervision over the Separate Account's investment policies.


REPORTS
--------------------------------------------------------------------------------

We will provide all policy owners with all reports required by the 1940 Act and related regulations or by any other applicable law or regulation.


EXPERTS
--------------------------------------------------------------------------------

The financial statements of PHLVIC Variable Universal Life Account as of December 31, 2006, and the results of its operations and the changes in its net assets for each of the periods indicated and the financial statements of PHL Variable Insurance Company as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, included in the prospectus and this Statement of Additional Information have been so included in reliance on the reports of [______] LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The principal business address of [______] is 100 Pearl Street, Hartford, CT 06103. [_______], Counsel, Phoenix Life Insurance Company, has provided opinions on certain matters relating to federal securities and state regulations laws, respectively, in connection with the policies described in the prospectus and this Statement of Additional Information.

                  PHL Variable Universal Life Account
                  Financial Statements
                  December 31, 2006 and 2005

                           [To be filed by Amendment]

                  PHL Variable Insurance Company
                  Financial Statements
                  December 31, 2006 and 2005

                           [To be filed by Amendment]

                                     PART C

                                     PART C

                                OTHER INFORMATION

ITEM 26.  EXHIBITS.

(a)   BOARD OF DIRECTORS RESOLUTION.

      Resolution of the Board of Directors of PHL Variable Insurance Company (the "Depositor") establishing the PHLVIC Variable Universal Life Account is incorporated by reference to Registrant's Initial Form S-6 (File No. 333-65823) on October 16, 1998.

(b)   CUSTODIAN AGREEMENTS.

      Not applicable.

(c)   UNDERWRITING CONTRACTS.

      (1) Master Service and Distribution Compliance Agreement between Depositor and Phoenix Equity Planning Corporation, dated November 1, 2000 is incorporated by reference to Registrant's Post-Effective Amendment No. 5 (File No. 333-81458), filed via EDGAR on April 30, 2004.

      (2) Form of Broker Dealer Supervisory and Service Agreement among Phoenix Equity Planning Corporation and Independent Brokers with respect to the sale of Policies is incorporated by reference to Registrant's Pre-effective Amendment No. 1 (File No. 333-119916), filed via EDGAR on February 9, 2005.

(d)   CONTRACTS.

      (1) Flexible Premium Variable Universal Life Insurance Policy, Form Number 07VUL, of Depositor.*

      (2)  No Lapse Guarantee Rider (Form No. 07NLGR) to Policy Form No. 07VUL *

      (3)  Individual Increasing Term Rider (Form No. 06ITR) Policy Form No.
           07VUL*

      (4)  Individual Level Term Rider (Form No. 07LTR) to Policy Form No.
           07VUL*

      (5) Alternate Surrender Value Rider (Form No. 07ASVR) to Policy Form No. 07VUL*

      (6)  Overloan Protection Rider (Form No. 06OLR) to Policy Form No. 07VUL*

      (7) Phoenix LifePlan Options Rider (Form No. 06LPOR) to Policy Form No. 07VUL*

      (8) Disability Payment of Specified Premium Rider (07DPR) to Policy Form No. 07VUL*

      (9)  Accelerated Benefit Rider (VR59) to Policy Form No. 07VUL*

      (10) Healthy Measure Reward Endorsement (Form No. 06UEV) to Policy Form No. 07VUL*




      * To be filed by Amendment.

(e)       APPLICATIONS.

      * To be filed by Amendment.

(f)   DEPOSITOR'S CERTIFICATE OF INCORPORATION AND BYLAWS.

      (1) Amended and Restated Certificate of Incorporation of PHL Variable Insurance Company is incorporated by reference to Registrant's Form S-6 (File No. 333-81458), filed via EDGAR on January 28, 2002.

      (2) Bylaws of PHL Variable Insurance Company as amended and restated effective May 16, 2002 is incorporated by reference to Registrant's Post-Effective Amendment No. 5 on Form N-6 (File No. 333-81458), filed via EDGAR on April 30, 2004.

(g)   REINSURANCE CONTRACTS.

      To be filed by Amendment.

(h)   PARTICIPATION AGREEMENTS.

      (1)     (a) Participation Agreement dated February 23, 1995 between PHL
                  Variable Insurance Company ("PHLVIC") and Wanger Advisors Trust ("Wanger") is incorporated by reference to Registrant's Form S-6 (File No. 333-65823) filed via EDGAR on October 16, 1998.

              (b) Amendment No. 1 to the Participation Agreement dated
                  December 16, 1996 between PHLVIC and Wanger is incorporated by reference to Registrant's Form S-6 (File No. 333-65823), filed via EDGAR on October 16, 1998.

      (2)     (a) Participation Agreement as of May 1, 2000 among Franklin
                  Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., Phoenix Home Life Mutual Insurance Company, and PHL Variable Insurance Company, is incorporated by reference to Registrant's Form N-6 (File No. 333-81458), filed via EDGAR on April 30, 2004.

              (b) Amendment to Participation Agreement as of May 1, 2000 among
                  Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., Phoenix Home Life Mutual Insurance Company and PHL Variable Insurance Company, is incorporated by reference to Registrant's Post-Effective Amendment No. 5 on Form N-6 (File No. 333-81458), filed via EDGAR on April 30, 2004.

              (c) Amendment to Participation Agreement as of May 3, 2004 by and
                  among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., Phoenix Life Insurance Company, and PHL Variable Insurance Company is incorporated by reference to Registrant's Post-Effective Amendment No. 9 on Form N-6 (File No. 333-76778), filed via EDGAR on April 27, 2006.

              (d) Amendment No. 3 to Participation Agreement as of May 1, 2006,
                  by and among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., Phoenix Life Insurance Company, and PHL Variable Insurance Company is incorporated by reference to Registrant's Post-Effective Amendment No. 9 (File No. 333-119916), filed via EDGAR on August 14, 2006.

      (3) Fund Participation Agreement dated July 15, 1999, among PHL Variable Insurance Company, Insurance Series, and Federated Securities Corp. is incorporated by reference to Registrant's Post-Effective Amendment No. 2 on Form S-6 (File No. 333-65823), filed via EDGAR on April 30, 2002.

      (4)     (a) Fund Participation Agreement dated July 19, 1999 among BT
                  Insurance Funds Trust, Bankers Trust Company, and PHLVIC is incorporated by reference to Registrant's Post-Effective Amendment No. 2 on Form S-6 (File No. 333-65823), filed via EDGAR on April 30, 2002.

              (b) Amendment No. 1 to the Participation Agreement dated April 20,
                  2001 among Deutsche Asset Management VIT Funds (formerly, BT Insurance Funds Trust), Bankers Trust Company and PHLVIC is incorporated by reference to Registrant's Post-Effective Amendment No. 2 on Form S-6 (File No. 333-65823), filed via EDGAR on April 30, 2002.

              (c) Amendment No. 2 to the Participation Agreement dated
                  October 29, 2001 among Deutsche Asset Management VIT Funds, Deutsche Asset Management, Inc. and PHLVIC is incorporated by reference to Registrant's Post-Effective Amendment No. 2 on Form S-6 (File No. 333-65823), filed via EDGAR on April 30, 2002.

      (5) Participation Agreement dated May 1, 2006 among PHL Variable Insurance Company, The Universal Institutional Funds, Inc., Morgan Stanley Distribution, Inc. and Morgan Stanley Investment Management. Inc. is incorporated by reference to Registrant's Post-Effective Amendment No. 9 (File No. 333-119916), filed via EDGAR on August 14, 2006.

      (6) Participation Agreement dated June 1, 2000 among PHL Variable Insurance Company, The Alger American Fund and Fred Alger & Company, Incorporated is incorporated by reference to Registrant's Post-Effective Amendment No. 9 on Form S-6 (File No. 333-65823), filed via EDGAR on April 30, 2002.

      (7) Participation Agreement dated June 1, 2000 among PHL Variable Insurance Company, Variable Insurance Products Fund, II and III, and Fidelity Distributors Corporation is incorporated by reference to Registrant's Post-Effective Amendment No. 9 on Form S-6 (File No. 333-65823), filed via EDGAR on April 30, 2002.

      (8) Participation Agreement dated March 29, 2001 among PHL Variable Insurance Company, AIM Variable Insurance Funds, Phoenix Equity Planning Corporation and AIM Distributors, Inc. is incorporated by reference to Registrant's Post-Effective Amendment No. 9 on Form S-6 (File No. 333-65823), filed via EDGAR on April 30, 2002.

      (9) Participation Agreement dated May 1, 2006 among PHL Variable Insurance Company, Oppenheimer Variable Account Funds and OppenheimerFunds, Inc. is incorporated by reference to Registrant's Post-Effective Amendment No. 9 (File No. 333-119916), filed via EDGAR on August 14, 2006.

     (10) Participation Agreement dated May 1, 2006 among PHL Variable Insurance Company, Phoenix Life and Annuity Company, PIMCO Variable Insurance Trust and Allianz Global Investors Distributors LLC is incorporated by reference to Registrant's Post-Effective Amendment No. 9 (File No. 333-119916), filed via EDGAR on August 14, 2006.

     (11) Fund Participation Agreement dated May 1, 2006 among PHL Variable Insurance Company, Phoenix Life and Annuity Company, Neuberger Berman Advisors Management Trust and Neuberger Berman Management, Inc. is incorporated by reference to Registrant's Post-Effective Amendment No. 9 (File No. 333-119916), filed via EDGAR on August 14, 2006.

     (12) Participation Agreement dated April 14, 2005 among PHL Variable Insurance Company, Lord Abbett Series Fund, Inc., and Lord Abbett Distributor, LLC is incorporated by reference to Registrant's Post-Effective Amendment No. 9 on Form N-6 (File No. 333-76778), filed via EDGAR on April 27, 2006.

     (13) Fund Participation Agreement dated April 25, 2005 among PHL Variable Insurance Company, Lazard Retirement Series, Inc. and Lazard Asset Management Securities, LLC is incorporated by reference to Registrant's Post-Effective Amendment No. 9 on Form N-6 (File No. 333-76778), filed via EDGAR on April 27, 2006.

     (14) Amended and Restated Participation Agreement dated January 1, 2007, among The Phoenix Edge Series Fund, Phoenix Life Insurance Company, PHL Variable Insurance Company, and Phoenix Life and Annuity Company, is incorporated by reference to Post-Effective Amendment No. 27 on Form N-4 (File No. 033-87376) via Edgar on February 20, 2007.

     (15) Participation Agreement dated May 30, 2003 among PHL Variable Insurance Company, Rydex Variable Trust and Rydex Distributors, Inc., is incorporated by reference to Registrant's Post-Effective Amendment No. 5 on Form N-6 (File No. 333-76778), filed via EDGAR on April 30, 2004.

     (16) Information sharing agreements pursuant to Rule 22c-2 are incorporated by reference to Post-Effective Amendment No. 29 on Form N-4 (File No. 033-87376), filed via EDGAR on May 1, 2007.

(i)   ADMINISTRATIVE CONTRACTS.

      (1) Service Agreement between The Phoenix Edge Series Fund, Phoenix Life Insurance Company, PHL Variable Insurance Company and Phoenix Life and Annuity Company, dated January 1, 2003, is incorporated by reference to Registrant's Post-Effective Amendment No. 5 on Form N-6 (File No. 333-81458), filed via EDGAR on April 30, 2004.

      (2) First Amendment to Service Agreement between The Phoenix Edge Series Fund, Phoenix Life Insurance Company, PHL Variable Insurance Company and Phoenix Life and Annuity Company, dated November 11, 2003 is incorporated by reference to Registrant's Post-Effective Amendment No. 5 on Form N-6 (File No. 333-81458), filed via EDGAR on April 30, 2004.

      (3) Second Amendment to Service Agreement between The Phoenix Edge Series Fund, Phoenix Life Insurance Company, PHL Variable Insurance Company and Phoenix Life and Annuity Company, dated February 27, 2004 is incorporated by reference to Registrant's Post -Effective Amendment No. 6 (File No. 333-76778), filed via EDGAR on February 9, 2005.

      (4) Third Amendment to Service Agreement between The Phoenix Edge Series Fund, Phoenix Life Insurance Company, PHL Variable Insurance Company and Phoenix Life and Annuity Company, dated November 15, 2004 is incorporated by reference to Registrant's Post-Effective Amendment No. 8 on Form N-6 (File No. 333-76778), filed via EDGAR on April 25, 2006.

      (5) Fourth Amendment to Service Agreement dated November 13, 2005 by and among The Phoenix Edge Series Fund, Phoenix Life Insurance Company, PHL Variable Insurance Company and Phoenix Life and Annuity Company, is incorporated by reference to Registrant's Post-Effective Amendment No. 9 on Form N-6 (File No. 333-76778), filed via EDGAR on April 27, 2006.

(j)   OTHER MATERIAL CONTRACTS.

      Not applicable.

(k)   LEGAL OPINION.

      Opinion and Consent of Counsel of [           ] Esq. to be filed by
      amendment.

(l)   ACTUARIAL OPINION.

      Not applicable.

(m)   CALCULATION.

      Not applicable.

(n)   OTHER OPINIONS.

      (1) Consent of Independent Registered Public Accounting Firm to be filed by amendment.

      (2) The Power of Attorney is filed herewith.

(o)   OMITTED FINANCIAL STATEMENTS.

      Not applicable.

(p)   INITIAL CAPITAL AGREEMENTS.

      Not applicable.

(q)   REDEEMABILITY EXEMPTION.

      To be filed by Amendment.

ITEM 27.  DIRECTORS AND OFFICERS OF THE DEPOSITOR.

NAME                            POSITION
----                            --------

Michael E. Haylon*              Director, Executive Vice President and Chief Financial Officer
John H. Beers*                  Vice President and Secretary
Katherine P. Cody*              Senior Vice President and Chief Accounting Officer
Daniel J. Moskey*               Vice President and Treasurer
John R. Flores*                 Vice President and Chief Compliance Officer
Philip K. Polkinghorn*          Director and President
Tracy L. Rich*                  Executive Vice President and Assistant Secretary
James D. Wehr**                 Director, Executive Vice President and Chief Investment Officer
Christopher M. Wilkos**         Senior Vice President and Corporate Portfolio Manager

*  The business address of this individual is One American Row, Hartford, CT 06103-2899
** The business address of this individual is 56 Prospect Street, Hartford, CT 06103-2836

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

                                                   -------------------------------
                                                   The Phoenix Companies, Inc. (7)
                                                        DE 100% Holding Company
                                                   -------------------------------
                                                                |
          -----------------------------------------------------------------------------------------------------------
          |                                                                                                         |
---------------------                                                                                        ------------------
Phoenix Life                                                                                                 Phoenix
Insurance                                                                                                    Investment
Company (1,2,3,7,8 +)                                                                                        Management
NY 100%                                                                                                      Company, Inc. (8)
                                                                                                             CT 100%
                                                                                                             Holding Company
---------------------                                                                                        -------------------
          |                                                                                                         |
------------------------------------------------------------                                                        |
          |                                                |                                                        |
          |            ---------------------------------------------------------------------------                  |
          |            |                 |                 |                  |                  |                  |
 ------------  ----------------- ----------------- ------------------ ------------------ ------------------  ------------------
 PM Holdings,   Phoenix Life      Phoenix Life      Home Life         Phoenix Life       Phoenix Life        Phoenix
 Inc. (8)       Variable          Variable          Insurance Co.     Separate           Separate            Investment
 CT 100%        Accumulation      Universal Life    Separate          Account C (3 ++)   Account D (3 ++)    Partners, Ltd. (8)
 Holding        Account (1 ++)    Account (2 ++)    Account B (3 ++)  NY                 NY                  DE 100% Asset
 Company        NY                NY                NY                                                       Management Company
 ------------  ----------------- ----------------- ------------------ ------------------ ------------------  -------------------
          |            |                                                                    |                       |
          |            ----------------------------------------------------------------------                       |
          |                                                                       |                                 |
          |------------------------------------------------                       |                                 |
          |                       |                       |                       |                                 |
 -----------------------   --------------------   ---------------------    -----------------                        |
 Phoenix                   PHL Variable           Phoenix Life and         The Phoenix                              |
 Variable                  Insurance              Annuity                  Edge Series                              |
 Advisors, Inc. (8)        Company (4,5,7,8 +)    Company (6,7,8 +)        Fund                                     |
 DE Registered             CT 100%                CT 100%                  MA                                       |
 Investment Adviser                                                        Mutual Fund                              |
 -----------------------   --------------------   ---------------------    -----------------                        |
                                   |                      |                      |                                  |
           ------------------------|                      |                      |                     |----------------------|
           |                       |                      |                      |                     |                      |
 -----------------------   --------------------   ---------------------          |            -----------------   ------------------
 PHL Variable              PHLVIC                 Phoenix Life                   |            Phoenix Equity      Duff & Phelps
 Accumulation              Variable               and Annuity                    |            Planning            Investment
 Account (4 ++)            Universal Life         Variable                       |            Corporation (7,8)   Management
 CT                        Account (5 ++)         Universal Life                 |            CT 100%             Co.(8)
                           CT                     Account (6 ++)                 |            Broker/Dealer       IL 100% Registered
                                                  CT                             |                                Investment Adviser
 -----------------------   --------------------   ---------------------          |            -----------------   ------------------
           |                       |                      |                      |                     |
           |                       |                      |----------------------|            -----------------
           |                       |                                             |            Phoenix
           -----------------------------------------------------------------------            Investment
                                                                                              Counsel, Inc. (8)
                                                                                              MA 100% Registered
                                                                                              Investment Adviser
                                                                                              ------------------




---------------------------
1 - Depositor & Registrant
2 - Depositor & Registrant
3 - Depositor & Registrant
4 - Depositor & Registrant
5 - Depositor & Registrant
6 - Depositor & Registrant
7 - Files separate financial statements
8 - Files as part of consolidated statement
+ - Depositor
++ - Registrant

ITEM 29. INDEMNIFICATION.

Section 33-776 of the Connecticut General Statutes states that: "a corporation may provide indemnification of or advance expenses to a director, officer, employee or agent only as permitted by sections 33-770 to 33-779, inclusive."

Article VI. Indemnification. Section 6.01 of the Bylaws of the Depositor (as amended and restated effective May 16, 2002) provides that: "Each director, officer or employee of the company, and his heirs, executors or administrators, shall be indemnified or reimbursed by the company for all expenses necessarily incurred by him in connection with the defense or reasonable settlement of any action, suit or proceeding in which he is made a party by reason of his being or having been a director, officer or employee of the company, or of any other company which he was serving as a director or officer at the request of the company, except in relation to matters as to which such director, officer or employee is finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of his duties as such director, officer or employee. The foregoing right of indemnification or reimbursement shall not be exclusive of any other rights to which he may be entitled under any statute, Bylaw, agreement, vote of shareholders or otherwise."

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 30.  PRINCIPAL UNDERWRITER.

1. Phoenix Equity Planning Corporation ("PEPCO")

     (a) PEPCO serves as the principal underwriter for the following entities:

         Phoenix Adviser Trust, Phoenix Asset Trust, Phoenix CA Tax-Exempt Bond Fund, Phoenix Equity Series Fund, Phoenix Equity Trust, Phoenix Insight Funds Trust, Phoenix Institutional Mutual Funds, Phoenix Investment Series Fund, Phoenix Investment Trust 06, Phoenix Investment Trust 97, Phoenix Multi-Portfolio Fund, Phoenix Multi-Series Trust, Phoenix Opportunities Trust, Phoenix PHOLIOs(SM), Phoenix Portfolios, Phoenix Series Fund, Phoenix Strategic Equity Series Fund, The Phoenix Edge Series Fund, Phoenix Life Variable Accumulation Account, Phoenix Life Variable Universal Life Account, Phoenix Life and Annuity Variable Universal Life Account, PHL Variable Accumulation Account, PHLVIC Variable Universal Life Account and PHL Variable Separate Account MVA1.

     (b) Directors and Executive Officers of PEPCO

               NAME                             POSITION
               ----                             --------
               George R. Aylward, Jr.**         Director, Executive Vice President
               John H. Beers*                   Vice President and Secretary
               John R. Flores*                  Vice President and Anti-Money Laundering Officer
               Michael E. Haylon*               Director
               Stephen D. Gresham**             Director, Senior Vice President
               David C. Martin*                 Vice President and Chief Compliance Officer
               Glenn H. Pease**                 Vice President, Finance and Treasurer
               David R. Pellerin*               Vice President and Chief Financial Officer
               Philip K. Polkinghorn*           Executive Vice President
               Francis G. Waltman**             Senior Vice President

         * The business address of this individual is One American Row, Hartford, CT 06103-2899.
         **The business address of this individual is 56 Prospect Street, Hartford, CT 06103-2836

     (c) PEPCO received no compensation from the Registrant during the last fiscal year for sales of the contract.

ITEM 31.  LOCATION OF ACCOUNTS AND RECORDS.

The accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 are maintained at the administrative offices of PHL Variable Insurance Company located at One American Row, Hartford, CT 06103-2899.

ITEM 32.  MANAGEMENT SERVICES.

Under a contract with Phoenix Life Insurance Company ("PLIC"), Ibbotson Associates provides certain asset allocation services, including a risk tolerance questionnaire to assist the policy owner, for use in conjunction with the policy. For these services, PLIC pays Ibbotson an annual flat fee. The fees paid for the last three fiscal years follow:

                       YEAR                       FEE PAID
                       -----                      --------
                       2004                       $ 98,275
                       2005                       $ 86,000
                       2006                       $101,000

ITEM 33.  FEE REPRESENTATION.

Pursuant to Section 26(f) of the Investment Company Act of 1940, as amended, PHL Variable Insurance Company represents that the fees and charges to be deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks to be assumed thereunder by PHL Variable Insurance Company.

                                   SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Registrant, PHL Variable Universal Life Account, certifies that it causes this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, all in the City of Hartford and State of Connecticut on this 11th of June 2007.

                                   PHLVIC VARIABLE UNIVERSAL LIFE ACCOUNT
                                   PHL VARIABLE INSURANCE COMPANY

                                   By:  _____________________________________
                                   *Philip K. Polkinghorn
                                   Director and President

By:  /s/ Kathleen A. McGah
   -------------------------------------------
* Kathleen A. McGah As Attorney-in-Fact pursuant to power of attorney.



As required by the Securities Act of 1933, the following persons in the capacities stated have signed this Registration Statement on June 11, 2007.

       SIGNATURE                            TITLE
       ---------                            -----

___________________________________
*Philip K. Polkinghorn                      Director, President


___________________________________         Senior Vice President and Chief
*Katherine P. Cody                          Accounting Officer


___________________________________         Director, Executive Vice President
*Michael E. Haylon                          and Chief Financial Officer


___________________________________         Director, Executive Vice President
*James D. Wehr                              and Chief Investment Officer


By:  /s/ Kathleen A. McGah
   -------------------------------------------------
* Kathleen A. McGah As Attorney-in-Fact pursuant to power of attorney.










                                      S-1